   As filed with the Securities and Exchange Commission on November 28, 2001

                                                     Registration No. 333-68934
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 3

                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                       Under The Securities Act of 1933

                             ---------------------

                              NASSDA CORPORATION
            (Exact name of Registrant as specified in its charter)

                             ---------------------

           Delaware                         7372                   77-0494462
(State or other jurisdiction of (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification Number)

                        2975 Scott Boulevard, Suite 110
                             Santa Clara, CA 95054
                                (408) 562-9168
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                             ---------------------

                               Tammy Shu-Hua Liu
                            Chief Financial Officer
                        2975 Scott Boulevard, Suite 110
                             Santa Clara, CA 95054
                                (408) 562-9168
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ---------------------

                 Please send copies of all communications to:
         Robert P. Latta, Esq.                  Justin L. Bastian, Esq.
          Julia Reigel, Esq.                     Michael Ashkar, Esq.
   Wilson Sonsini Goodrich & Rosati                Amie Peters, Esq.
       Professional Corporation                 Morrison & Foerster LLP
          650 Page Mill Road                      755 Page Mill Road
       Palo Alto, CA 94304-1050                Palo Alto, CA 94304-1018
            (650) 493-9300                          (650) 813-5600

                             ---------------------

       Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

   If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Title of Each Class of Securities to be Registered Proposed Maximum Aggregate Offering Price/(1)/ Amount of Registration Fee/(2)/
----------------------------------------------------------------------------------------------------------------------------------
Common stock, $0.001 par value....................                  $57,500,000                              $14,375
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

  /(1)/ Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of
        1933.
  /(2)/ Previously paid.
                             ---------------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               EXPLANATORY NOTE

   This registration statement contains two forms of prospectus front cover page: (a) one to be used in connection with an offering in the United States and Canada and (b) one to be used in connection with a concurrent offering outside of the United States and Canada. The U.S. prospectus and the international prospectus are otherwise identical in all respects. The international version of the front cover page is included immediately before
Part II of this registration statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.


                SUBJECT TO COMPLETION, DATED NOVEMBER 28, 2001.



                                [LOGO OF NASSDA]

                               5,000,000 Shares
                                 Common Stock

   Nassda Corporation is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our common stock. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "NSDA." We anticipate that the initial public offering price will be between $8 and $10 per share.

                             ---------------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 9.

                             ---------------------

                                                              Per Share Total
                                                              --------- -----
  Public Offering Price......................................     $       $
  Underwriting Discounts and Commissions.....................     $       $
  Proceeds to Nassda Corporation.............................     $       $

   Delivery of the shares will be made on or about   , 2001.

   The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   Nassda Corporation has granted the underwriters a 30 day option to purchase up to an additional 750,000 shares to cover over-allotments.

                             ---------------------

Robertson Stephens                                                     SG Cowen
                                  UBS Warburg

                  The date of this Prospectus is      , 2001.

                        [Inside Front Cover:

Text: "HSIM simulates, analyzes and optimizes memory, analog, digital and system-on-a-chip designs."

                        "System-on-a-Chip"

Graphic shows picture of an SoC showing the individual components of the chip (in clockwise order with captions in parentheses):

                        Digital Audio
                        Digital Video
                        (Speed for digital sections)
                        (Accuracy for analog blocks)
                        Analog
                        Peripheral Interface
                        (Capacity for memories)
                        Memory
                        Host Interface
                        Memory Interface

Below graphic text: "A typical system-on-a-chip design incorporating memory, analog and digital blocks on a single chip."

Text on outside margin of page reads "Full-Chip". The Nassda logo and the word Nassda appear at the bottom of the page.]

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with different information. This document may be used only where it is legal to sell these securities. The information contained in this prospectus may be accurate only as of the date of this document. In this prospectus, references to "Nassda," "we," "us" and "our" refer to Nassda Corporation, a Delaware corporation and NASSDA Corporation, a California corporation, its predecessor.

   Until , 2001 (the 25th day after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

                             ---------------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 Prospectus Summary.......................................................   5
 Risk Factors.............................................................   9
 Special Note Regarding Forward-Looking Statements........................  24
 Use of Proceeds..........................................................  25
 Dividend Policy..........................................................  25
 Capitalization...........................................................  26
 Dilution.................................................................  27
 Selected Consolidated Financial Data.....................................  28
 Management's Discussion and Analysis of Financial Condition and Results
   of Operations..........................................................  29
 Business.................................................................  41
 Management...............................................................  55
 Related Party Transactions...............................................  64
 Principal Stockholders...................................................  66
 Description of Capital Stock.............................................  68
 Shares Eligible for Future Sale..........................................  72
 Underwriting.............................................................  74
 Legal Matters............................................................  78
 Experts..................................................................  78
 Where You Can Find Additional Information................................  78
 Index to Consolidated Financial Statements............................... F-1

                             ---------------------

   Nassda and HSIM are our registered trademarks. The Nassda logo, HSIM-XL, HSIM-MS and HSIM-SC are our unregistered trademarks and service marks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                     [This page left blank intentionally]

                              PROSPECTUS SUMMARY

   You should read the following summary, together with the more detailed information regarding our company, especially the "Risk Factors" section, and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus, before deciding to invest in shares of our common stock.

                                  Our Company

   We are a leading provider of full-chip circuit simulation and analysis software for the design and verification of complex semiconductors. We believe that our initial product, HSIM, is the industry's first hierarchical simulator that meets the circuit verification challenges of memory, analog, mixed-signal and system-on-a-chip, or SoC, designs. Our software is designed to provide high capacity and accuracy that allows designers to perform full-chip simulation of complex semiconductors with feature sizes of 0.18 microns or less, or complex nanometer-scale semiconductors. Our software has been licensed by over 100 semiconductor and electronic product manufacturers. Our top 10 end-users by cumulative orders to September 30, 2001 include Advanced Micro Devices, Inc., Broadcom Corporation, Fujitsu Limited, Matsushita Electric Industrial Co. Ltd., Micron Technology, Inc., Mitsubishi Corporation, Samsung Electronics Co., Ltd., STMicroelectronics, Toshiba Corporation and Virage Logic Corporation. For the fiscal years ended September 30, 2000 and 2001, our revenue increased from $6.8 million to $21.9 million and our net income increased from $1.0 million to $2.1 million.

   Technological advances in the semiconductor industry have stimulated strong demand for communications equipment, personal computers, wireless devices and other semiconductor-based products. Each generation of these products has been designed to incorporate a broader range of functions and be smaller, faster, cheaper and more power efficient. These requirements have accelerated the trend toward nanometer feature sizes of semiconductors. In turn, nanometer feature sizes have enabled the development of more complex SoC designs with tens of millions of transistors that incorporate traditionally separate memory, microprocessor and communications devices on a single chip.

   HSIM provides a number of key benefits to our end-users including an improved ability to achieve error free production of a semiconductor design in its first manufacturing run, or first silicon success. Additionally, HSIM also provides end-users with an improved ability to achieve reduced chip production costs, accelerated time-to-market and enhanced chip design. Our software accomplishes this through our hierarchical database technology that stores repeated instances of identical subcircuits efficiently, thereby reducing memory usage substantially and increasing simulation capacity. HSIM also employs hierarchical circuit simulation algorithms to achieve accuracy and efficiency. Designers use our software both during the early stages of nanometer-scale chip design and at the pre- and post-layout verification stages.

   Our goal is to become the leader in full-chip circuit simulation, analysis and optimization of complex nanometer-scale semiconductor designs. To achieve this goal, we intend to pursue the following strategies:

    .  enhance our technology leadership position;

    .  expand the market for simulation products;

    .  expand our customer relationships;

    .  continue to emphasize customer support; and

    .  develop strategic alliances.

   If you invest in our common stock, you may lose some or all of your investment due to fluctuations in our stock price in response to our financial performance and the market's assessment of the risks we face in our business. These risks are described in detail under "Risk Factors" beginning on page 9. Without limitation, the risks we face include:

    . our current dependence on a single product, HSIM, for substantially all of our revenue;

    . the current downturn in demand for semiconductors and the products that incorporate semiconductors;

    . the impact of the current economic downturn and recent terrorist acts and subsequent military responses on budgets and spending by our customers;

    . our dependence on our existing customers to purchase additional licenses or renew existing time-based licenses for our products; and

    . the two lawsuits brought against us by Synopsys, Inc., which, if decided against us, could prevent us from selling our software or require us to pay substantial monetary damages.

   In a federal court action, Synopsys has filed a complaint against us that alleges that our HSIM product infringes a patent owned by Synopsys. In a California state court action, Synopsys has filed a complaint alleging breach of contract, breach of fiduciary trust, diversion of corporate opportunity and constructive trust, inducing/aiding and abetting breach of fiduciary duty, inducing/aiding and abetting diversion of corporate opportunity, misappropriation of trade secrets, civil conspiracy, breach of confidence and unfair competition against us, our Chief Executive Officer, our President and our four other founders. These claims stem from allegations regarding the departure of our five founders from their employment at Synopsys, the founding of our company and the development of our HSIM product. Both suits are in the discovery stage. We believe that we have meritorious defenses to these claims and intend to continue to defend ourselves vigorously. However, we cannot assure you that we will prevail in these suits and, even if we do, we may incur substantial legal fees and expenses to defend ourselves.

                           Our Corporate Information

   We were incorporated in California on August 31, 1998. We reincorporated in Delaware in September 2001. Our principal executive offices are located at 2975 Scott Boulevard, Suite 110, Santa Clara, California 95054. Our telephone number is (408) 562-9168. You can access our web site at www.nassda.com. Information contained on our web site is not a part of this prospectus.

                                 The Offering


Common stock offered.................................. 5,000,000 shares
Common stock to be outstanding after this offering.... 23,749,864 shares
Use of proceeds....................................... General corporate purposes, including working capital, funding our operations, capital expenditures,
                                                       investments and potential acquisitions of
                                                       complementary businesses, products and technologies.
Proposed Nasdaq National Market symbol................ NSDA


   The number of shares to be outstanding upon completion of this offering is based on 18,749,864 shares outstanding as of September 30, 2001 and excludes:

    . 5,350,587 shares issuable upon exercise of options outstanding at a weighted average exercise price of $1.47 per share as of September 30, 2001;

    . options to purchase an additional 542,654 shares of our common stock at an exercise price of $9.00 per share that we granted in October 2001; and

    . a total of 4,933,333 shares available for future issuance under our 2001 stock option plan, 2001 employee stock purchase plan and 2001 director option plan as of September 30, 2001, excluding the annual increases in the number of shares authorized under each of our stock plans beginning October 1, 2002. See "Management -- Compensation Plans" for a description of how these annual increases are determined.

                               Other Information

   Unless otherwise noted, this prospectus assumes:

    .  our reincorporation in Delaware that occurred in September 2001;

    . a four-for-three forward split of our common and preferred stock that occurred in September 2001;

    . the automatic conversion of shares of our outstanding preferred stock into 6,599,997 shares of common stock upon the closing of this offering;

    . the filing of our amended and restated certificate of incorporation authorizing a class of 10,000,000 shares of undesignated preferred stock upon the closing of this offering; and

    . no exercise by the underwriters of their option to purchase an additional 750,000 shares of our common stock in this offering.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

   The following table sets forth a summary of our consolidated statement of operations data and consolidated balance sheet data for the periods presented. The pro forma balance sheet data gives effect to the automatic conversion of shares of our preferred stock into shares of our common stock upon the closing of this offering. The pro forma as adjusted balance sheet data reflects the automatic conversion of our outstanding preferred stock and our receipt of the estimated net proceeds from the sale of 5,000,000 shares of common stock by us in this offering at an estimated initial public offering price of $9.00 per share, after deducting the estimated underwriting commissions and discounts and estimated offering expenses.



                                                    Period from
                                                  August 31, 1998    Fiscal Year Ended
                                                  (inception) to       September 30,
                                                   September 30,  -----------------------
                                                       1998        1999    2000    2001
                                                  --------------- ------  ------- -------
Consolidated Statement of Operations Data:
Total revenue....................................     $   --      $  166  $ 6,770 $21,943
Gross profit.....................................         --         162    6,693  21,102
Total operating expenses.........................         37         803    5,295  17,971
Income (loss) from operations....................        (37)       (641)   1,398   3,131
Net income (loss)................................     $  (38)     $ (606) $ 1,002 $ 2,091
Basic net income (loss) per share................     $(0.02)     $(0.21) $  0.22 $  0.28
Basic weighted average shares outstanding........      1,825       2,829    4,467   7,461
Diluted net income (loss) per share..............     $(0.02)     $(0.21) $  0.06 $  0.10
Diluted weighted average shares outstanding......      1,825       2,829   17,878  21,616

                                                              As of September 30, 2001
                                                            -----------------------------
                                                                               Pro Forma
                                                            Actual  Pro Forma as Adjusted
                                                            ------- --------- -----------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments.......... $12,175  $12,175    $52,425
Working capital............................................   6,552    6,552     46,802
Total assets...............................................  18,849   18,849     59,099
Long-term liabilities, less current portion................   1,709    1,709      1,709
Convertible preferred stock................................   2,018       --         --
Total stockholders' equity.................................   5,169    7,187     47,437

                                 RISK FACTORS

   Any investment in our common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations may suffer significantly. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

                        Risks Related to Our Operations

We have relied and expect to continue to rely on HSIM for a substantial majority of our revenue, and a decline in sales of licenses for HSIM could cause our revenue to decline.

   Historically, we have derived substantially all of our revenue from HSIM. We believe HSIM is the first hierarchical simulator that meets the circuit verification challenges of complex nanometer semiconductors. We expect that the revenue from this product will continue to account for substantially all of our revenue for at least the next fiscal year. The electronic design automation software market, including the market for hierarchical simulator software, is characterized by rapid technological change, frequent new product introductions, uncertain product life cycles and evolving industry standards. If our competitors introduce new products that compete with HSIM, our revenue could decline materially and our results of operations could be harmed. Since we expect HSIM to continue to account for substantially all of our revenue in the next fiscal year, any factors adversely affecting the pricing of our licenses of or demand for HSIM, including competition or technological change, could cause our revenue to decline materially and our business to suffer. Some of the factors that may affect sales of HSIM may be beyond our control.

Our revenue would decline substantially if our customers do not purchase additional licenses or renew existing time-based licenses and maintenance from us.

   We rely on additional perpetual and time-based license revenue from our existing customers, as well as annual maintenance renewals for our perpetual licenses and renewal of our time-based licenses when they expire. Even if we are successful in generating revenue from our software to new customers, if our existing customers do not purchase additional licenses for our software or renew their annual maintenance for perpetual licenses, we would experience a decline in revenue. We would also experience a material decline in revenue if customers with time-based licenses do not renew those licenses when they expire.

If semiconductor design and manufacturing companies experience recession or other economic conditions which impact their operating budgets, they may delay or cancel purchases of our software, which would reduce our revenues and cause our business to suffer.

   The primary customers for our software are semiconductor design and manufacturing companies. Any significant downturn in our customers' markets, or domestic and global conditions, which result in the reduction of research and development budgets or the delay of software purchases, would likely result in a decline in demand for our software and services and could harm our business. Since early 2000, the semiconductor industry has experienced a substantial decline in order volume and revenue. In addition, the terrorist attacks of September 11, 2001, the subsequent military response by the United States and future events occurring in response to or in connection with the attacks may negatively impact the economy in general. In particular, the negative impacts of these events may affect the semiconductor design and manufacturing industry. This could result in our customers delaying or canceling the purchase of our software. Any of these occurrences could have a significant impact on our operating results, revenues and costs and may cause the market price of our common stock to decline or become more volatile.

   In addition, the markets for semiconductor products are cyclical. For example, in recent years certain Asian countries have experienced significant economic difficulties, including currency devaluation and instability, business failures and a depressed business environment. These difficulties have triggered a significant downturn in the semiconductor market, resulting in reduced budgets for chip design tools which, in turn, has negatively impacted us. We cannot predict what impact the recent economic slowdown in the United States and, in particular the semiconductor industry, will have on our business but it may result in fewer purchases of licenses of our software, substitution to our lower priced configurations by customers who previously licensed our higher priced configurations or nonrenewal of time-based licenses. If the current economic slowdown continues, we may not meet our revenue expectations for upcoming quarters.

We are currently a defendant in two lawsuits brought by Synopsys. The prosecution of these lawsuits could have a substantial negative impact on our business. Should Synopsys prevail, we may be required to pay substantial monetary damages or be prevented from selling our software.


   In February 2000, Synopsys filed a complaint in the Superior Court of the State of California in the County of Santa Clara against us and An-Chang Deng, our President. The complaint alleged breach of contract, breach of fiduciary trust and diversion of corporate opportunity and constructive trust. In September 2001, Synopsys filed its second amended complaint, which added allegations of inducing/aiding and abetting breach of fiduciary duty, inducing/aiding and abetting diversion of corporate opportunity, misappropriation of trade secrets, civil conspiracy, breach of confidence and unfair competition, and added as individual defendants Sang Wang, our Chief Executive Officer and Chairman of our board of directors, and four of our other founders, each of whom was previously an employee of Synopsys. Synopsys has not requested specific damages or relief to date. This action is in the discovery stage of the litigation. We believe that we have meritorious defenses to Synopsys' allegations and claims and we intend to continue to defend ourselves vigorously. However, because of the inherent uncertainty of litigation in general and the fact that the discovery related to this litigation is ongoing, we cannot assure you that we will ultimately prevail. Should Synopsys ultimately succeed in the prosecution of its claims, we could be permanently enjoined from selling our software and deriving related maintenance revenue. In addition, we may be required to pay substantial monetary damages to Synopsys. Further, we could be enjoined preliminarily from selling our software during the course of the litigation. Litigation such as the suit Synopsys has brought against us can take years to resolve and can be expensive to defend. Although the final outcome of the litigation may not occur for some time, the parties periodically conduct evidence gathering, meet to discuss the status of the litigation and file motions and other requests for the court to act. The results of these periodic activities, particularly the court's decisions on current, pending and future motions, could effect the ultimate outcome of the litigation, either for or against us, prior to a trial on the merits, or strengthen or weaken our ability to assert claims and defenses. If any of Synopsys' motions ultimately prevail, our ability to defend ourselves against the claims brought against us in this litigation could be severely limited. It is possible that our relationships with our customers will be seriously harmed in the future as a result of the Synopsys litigation. Accordingly, an adverse judgment, if entered on any Synopsys claim, could seriously harm our business, financial position and results of operations and cause our stock price to decline substantially. In addition, the Synopsys allegations and claims, even if ultimately determined to be without merit, could be time consuming to defend, result in costly litigation, divert our management's attention and resources, cause product shipment delays, or require us to enter into royalty or license agreements. These royalty or license agreements may not be available on terms acceptable to us, if at all, and the prosecution of the Synopsys allegations and claims could significantly harm our business, financial position and results of operations and cause our stock price to decline substantially.


   In May 2001, Synopsys filed a complaint in the United States District Court, Northern District of California, San Jose division, against us, alleging that our HSIM software infringes Synopsys U.S. Patent No. 5,878,053 entitled "Hierarchical Power Network Simulation and Analysis tool for reliability testing of Deep Submicron IC Designs." Synopsys has not requested specific damages or relief to date. In June 2001, we filed an answer to the complaint and a counterclaim alleging, among other things, that Synopsys' patent at issue is invalid and that

Synopsys has engaged in monopolization and misappropriation of trade secrets. In our answer, we also maintained that we have not infringed the Synopsys patent and asked for a judicial determination that we are not liable under any of the theories Synopsys has asserted against us in the state court action. In response, Synopsys filed a motion to dismiss or stay our counterclaims, which we have opposed. The court dismissed the claim that Synopsys misappropriated trade secrets. We believe that we have meritorious defenses to Synopsys' claims, including that HSIM does not infringe Synopsys' patent, and we intend to defend ourselves vigorously. However, because of the high degree of complexity of the intellectual property at issue, the inherent uncertainties of litigation in general, and the preliminary nature of this litigation, we cannot assure you that we will ultimately prevail. In this regard, the United States District Court, Northern District of California, San Jose, has yet to hold a claim construction hearing to establish the meaning of the claims of the Synopsys patent at issue. The outcome of such a hearing could have a significant impact on the outcome of this dispute. Should Synopsys ultimately succeed in the prosecution of its claims, we could be permanently enjoined from selling our software and deriving related maintenance revenue. In addition, we may be required to pay substantial monetary damages to Synopsys. Further, we could be enjoined preliminarily from selling our software during the course of the litigation. Litigation such as the suit Synopsys has brought against us can take years to resolve and can be expensive to defend. Although the final outcome of the litigation may not occur for some time, the parties periodically conduct evidence gathering, meet to discuss the status of the litigation and file motions and other requests for the court to act. The results of these periodic activities, particularly the court's decisions on current pending and future motions, could effect the ultimate outcome of the litigation, either for or against us, prior to a trial on the merits, or strengthen or weaken our ability to assert claims and defenses. It is possible that our relationships with our customers will be seriously harmed in the future as a result of the Synopsys litigation. Accordingly, an adverse judgment, if entered on any Synopsys claim, could seriously harm our business, financial position and results of operations and cause our stock price to decline substantially. In addition, the Synopsys allegations and claims, even if ultimately determined to be without merit, could be time consuming to defend, result in costly litigation, divert our management's attention and resources, cause product shipment delays, or require us to enter into royalty or license agreements. These royalty or license agreements may not be available on terms acceptable to us, if at all, and the prosecution of the Synopsys allegations and claims could significantly harm our business, financial position and results of operations and cause our stock price to decline substantially.


We began licensing our software in July 1999. As a result of our limited operating history, we are subject to risks associated with early-stage companies and you may have difficulty evaluating our business, operating results and future prospects.

   Our company was founded in August 1998, and we began licensing our software in July 1999. As a result, an investor in our common stock must consider the risks and difficulties we may encounter as an early-stage company in the electronic design automation software market for new and rapidly evolving complex nanometer-scale semiconductors. Our limited historical financial performance also makes it difficult for you to evaluate our business and results of operations to date and to assess our future prospects and viability. Further, our brief operating history has resulted in period over period revenue and profitability growth rates that may not be indicative of our future results of operations. We cannot be certain that our business strategy will be successful. If we are unable to execute our business strategy successfully, our stock price will be adversely affected.

If we lose any of our key personnel, our ability to manage our business and continue our growth would be negatively impacted.

   Our future success depends in part on our ability to enhance our existing products and achieve market acceptance of new, innovative products and technologies. Our software and technologies are complex and to successfully implement our business strategy and manage our business, an in depth understanding of circuit design and the physical behavior of complex nanometer-scale semiconductors is required. We depend substantially on the expertise of Sang S. Wang, our Chairman and Chief Executive Officer, and our existing engineering personnel, especially An-Chang Deng, our President, and our other founders: Walter Chan, Iouri Feinberg, Andrei Tcherniaev and Jeh-Fu Tuan. We do not have long-term employment agreements with our

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founders and the loss of the services of any of our key employees could adversely affect our business and slow our product development process. We do not maintain key person life insurance on any of our employees. Further, four of our executive officers have agreed to work without receiving salary during fiscal 2002 and 2003. If any or all of these executive officers must be replaced, we would incur unexpected expenses relating to the payment of salaries to the replacement executive officers during fiscal 2002 and 2003.

If we do not continue to expand our sales force and customer service and support organization, our revenue may not grow.

   Approximately 53.4% of our total revenue in fiscal 2000 and 61.2% of our total revenue in fiscal 2001 was from our direct sales efforts. Our software requires sophisticated sales efforts by experienced and knowledgeable personnel. Competition for these individuals is intense due to the limited number of people available with the necessary sales experience and technical understanding of electronic design automation products. Hiring customer service and support personnel is also very competitive in our industry due to the limited number of people available with the necessary technical skills. Our sales and support staff consisted of 26 persons as of September 30, 2001, 14 of whom were hired after September 30, 2000. If we are unable to successfully train and integrate sales and support personnel and continue to identify, hire, train and retain new qualified individuals, our revenue may not grow.

If we are unable to attract and retain qualified research and development personnel, our business will suffer.

   There are a limited number of qualified software engineers and research and development personnel with the necessary experience and understanding of complex nanometer-scale semiconductor design products in the San Francisco Bay Area, where our primary facility is located. The scarcity of qualified persons may cause us to incur higher salary costs or require us to provide larger stock option grants. We recently opened a small research and development facility in Taiwan to broaden the pool of software engineers from which we can recruit. We cannot assure you that this strategy will help us satisfy our needs for qualified personnel. Further, we may encounter other difficulties with managing geographically separate research and development activities. If we fail to attract, motivate and retain engineers and research and development personnel, we may be unable to develop or enhance our software or meet the demands of our customers in a timely manner and our business would suffer.

Because we rely on distributors for a large portion of our revenue, our revenue could decline if our existing distributors do not continue to purchase software licenses from us.

   A majority of our sales outside North America and Europe are conducted through distributors. Sales by our distributors accounted for approximately 46.6% of our total revenue in fiscal 2000 and approximately 38.8% of our total revenue in fiscal 2001. We rely on Marubeni Solutions Corp. as the exclusive distributor of our software in Japan. Sales to Marubeni Solutions accounted for 24.1% of our total revenue in fiscal 2001 and represented 17.0% of our accounts receivable as of September 30, 2000 and 28.1% of our accounts receivable as of September 30, 2001. We cannot be certain that we will be able to attract distributors that market our software effectively or provide timely and cost effective user support and service. Further, our agreements with our distributors provide exclusive distribution rights, but do not obligate the distributor to purchase any amount of licenses of our software or sell licenses of our software. Consequently, one or more of our distributors may not continue to represent our software or devote a sufficient amount of effort and resources to selling our licenses of software in their territories. We may from time to time be forced to terminate relationships with distributors who do not maintain an appropriate level of sales. This could cause our sales in a given territory to decrease substantially or completely until a suitable replacement distributor can be found. In the past, we have terminated our relationships with certain distributors for poor performance. Even if we are successful in selling licenses of our software through new distributors, the rate of growth of our total revenue could be harmed if our existing distributors do not continue to sell licenses of our software or our new distributors are not quickly and effectively trained to sell licenses of and support our software.

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If we fail to adequately match our expenses to anticipated revenue in any given quarter, our operating results could fall below market expectations and cause the price of our stock to decline.

   Because of the seasonal fluctuations in our business, cyclicality of the semiconductor industry and the rapidly evolving market for complex nanometer-scale semiconductors, our ability to accurately forecast our quarterly revenue is limited. As a result, it is difficult to predict the revenue we will recognize in any given quarter.

   We expect to experience seasonal fluctuations in our revenue due to:

    .  capital budgeting and purchasing cycles of our customers;

    .  economic incentives for our sales force; and

    . lengthening of the sales cycle due to summer holidays, particularly in Europe and Japan.

   Commissions represent a significant portion of our sales force compensation, which is structured to encourage sales closures prior to fiscal year end. As a result, we expect that sales efforts will intensify in the fourth fiscal quarter, which could result in our revenue being flat or slightly lower in the first quarter of the subsequent fiscal year.

   It is difficult for us to evaluate the degree to which these factors may reduce our sales because our revenue growth has masked the impact of these factors in recent periods. These seasonal trends could materially affect our quarter to quarter operating results, which could negatively impact our stock price.

   Because most of our costs are relatively fixed in the short term, we may be unable to reduce our expenses to avoid or minimize the negative impact on our quarterly operating results if anticipated revenue is not realized. In addition, our business may not grow rapidly enough to absorb the costs of our personnel and facilities. As a result, our quarterly operating results could fluctuate, which could adversely affect the market price of our common stock.

If we fail to enhance our circuit simulation and analysis software and develop and introduce new circuit simulation and analysis software on a timely basis, we may not be able to address the needs of our customers, our technology may become obsolete and our results of operations may be harmed.

   The electronic design automation software market is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in user demands and evolving industry standards. The introduction of software embodying new technologies and the emergence of new industry standards can render existing software in the semiconductor design industry obsolete and unmarketable. For instance, if customers widely adopt new engineering languages to describe their semiconductor designs and our software fails to support those languages adequately, demand for our software will suffer. To be successful, we must devote a substantial amount of our resources to enhance HSIM, keep pace with changes within our industry and develop and market new technologies. If our enhanced products or our future products and technologies do not achieve market acceptance, we may not be able to maintain our market share or recoup our development costs. As a result, our operating results would be harmed. For example, we intend to introduce a post-layout hierarchical circuit simulation and analysis software for complex nanometer-scale semiconductors in the future. We cannot be certain that this new software will gain market acceptance or that the revenue generated by this new software will exceed the related development and marketing costs.

Our sales cycle is unpredictable and may be more than six months, so we may fail to adequately match our expenses to anticipated revenue in any given period or meet market expectations.

   Our sales cycle, or the period between our initial contact with a potential customer and the customer's purchase of a license of our software, generally ranges from three to six months but may be longer. We cannot predict the exact length of our sales cycle, which at times has exceeded six months. The unpredictability of our sales cycle makes it difficult to plan our expenses and forecast our results of operations for any given period. If

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

we do not correctly predict the timing of our customers' purchases, the amount of revenue we recognize in a given quarter could be negatively impacted, which could harm our operating results. Our sales cycle may lengthen because of several factors, including:

    . long technical evaluation periods and validation periods for the integration of our software with our potential customers' existing semiconductor design flow;

    . the significant investment of resources required by customers to purchase and integrate our software into their design flow, particularly customers with large semiconductor design organizations;

    .  competition from other electronic design automation software vendors;

    . limited capital spending due to customers' uncertainty about economic conditions;

    . limited access to key decision makers of potential customers to authorize the adoption of our software;

    .  budget cycles of our customers which affect the timing of purchases; and

    . delay of purchases due to announcements or planned introductions of new products by our competitors or us.

   If we were to experience a delay in our orders, it could harm our ability to meet our forecasts or investors' expectations for a given quarter and ultimately result in the decrease of our stock price. Further, if our sales cycle unexpectedly lengthens in general, it would adversely affect the timing of our revenue recognition, which could cause us not to meet market expectations and cause our stock price to suffer.

Our expansion into international markets will result in higher personnel costs or distributor commissions and could reduce our operating margins.

   In order to penetrate international markets further, we must either expand the number of distributors who sell licenses of our software or increase our direct international sales presence. As we increase our direct international sales presence, our sales efforts may be delayed as we begin our local sales activities and we may incur higher personnel costs that may not result in additional revenue. These costs and the time to establish a local sales presence could harm our operating results. We may not realize corresponding growth in operating margins from growth in international sales due to the higher costs of these sales. To date, we have relied primarily on international distributors and have only recently begun to significantly employ direct sales personnel outside of North America. Even if we expand our direct and indirect international selling efforts, our efforts may not create or increase international market demand for our software or generate revenue sufficient to recoup the cost of this expansion.

If we experience losses in the future, the market price of our common stock could decline.

   Although we had net income in fiscal 2000 and fiscal 2001, we may incur losses in the future. In order to fund our growth and implement our strategies, we must continue to increase our investment in research and development, sales and marketing and other operations. As a result, we will need to generate significant revenue to maintain profitability. If we do not maintain profitability, the market price of our common stock may decline, perhaps substantially.

   We anticipate that our expenses will increase substantially in the next 12 months as we:

    . increase our sales and marketing activities, particularly by expanding our direct sales force;

    . continue to increase the size and number of locations of our support organization;

    . continue to invest in research and development to enhance our existing products and technologies and develop new circuit simulation and analysis products; and

    . implement additional internal systems, develop additional infrastructure and hire additional management to keep pace with our growth.

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

   Any failure to significantly increase our revenue as we implement our strategies would also harm our ability to maintain profitability and could negatively impact the market price of our common stock.

If we are not able to preserve the value of our software's intellectual property, our business will suffer.

   Our software is differentiated from that of our competitors by our internally developed technology. If we fail to protect our intellectual property, other vendors could sell circuit simulation and analysis software with capabilities similar to ours, and this could reduce demand for our software. We protect our intellectual property through a combination of copyright, patent, trade secret and trademark laws. We have only recently commenced a patent program and to date have filed two patent applications which have not been issued. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally seek to control access to our intellectual property and the distribution of our software, documentation and other proprietary information. However, we believe that these measures afford only limited protection. Others may develop technologies that are similar or superior to our technology or design around the copyrights and trade secrets we own. Unauthorized parties may attempt to copy or otherwise obtain and use our software or technology. Policing unauthorized use of our software is difficult and expensive, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as those in the United States. If our means of protecting our proprietary rights is inadequate or ineffective, our business may be severely harmed.

A protracted infringement claim or a significant damage award would adversely impact our operating results.

   Substantial litigation and threats of litigation regarding intellectual property rights exist in our industry. We expect that circuit simulation and analysis design software may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We are not aware of any valid proprietary rights of third parties that our software infringes. We are currently a defendant in two lawsuits brought by Synopsys. Additional third parties other than Synopsys may claim that we infringe their intellectual property rights. Any claims, with or without merit, could:

    .  be time consuming to defend;

    .  result in costly litigation and/or damage awards;

    .  divert our management's attention and resources;

    .  cause product shipment delays; or

    .  require us to seek to enter into royalty or licensing agreements.

   These royalty or licensing agreements may not be available on terms acceptable to us, if at all. A successful claim of product infringement against us or our failure to license the infringed or similar technology could adversely affect our business. We would not be able to sell licenses of the impacted software without exposing ourselves to litigation risk and damages or we may be required to redevelop the software and incur significant additional expense. Because we expect to derive substantially all of our revenue from HSIM in the next fiscal year, anything that would limit our ability to license HSIM would harm our business.

Any potential dispute involving our intellectual property could include our customers and strategic partners, which could trigger our indemnification obligations with them and result in substantial expense.

   In any potential dispute involving our intellectual property, our customers and strategic partners could also become the target of litigation. This could trigger our technical support and indemnification obligations in our license agreements which could result in substantial expense to us. In addition to the time and expense required for us to supply such support or indemnification to our customers and strategic partners, any such litigation could severely disrupt or shut down the business of our customers and strategic partners, which in turn could hurt our relations with our customers and strategic partners and cause licenses for our software to decrease.

Significant errors in our software or the failure of our software to conform to specifications could result in our customers demanding refunds from us or asserting claims for damages against us.

   Because our circuit simulation and analysis software is complex, our software could fail to perform as anticipated. Further, errors in our software may be found in the future. The detection of any significant errors may result in:

    .  product liability claims or damage awards;

    .  the loss of or delay in market acceptance and sales of our software;

    .  injury to our reputation and hindered market acceptance of our software;

    . diversion of development resources from new software to fix errors in existing software;

    .  costs of corrective actions or returns of defective software;

    .  reduction in maintenance or time-based license renewal rates; or

    .  delays in shipping dates for our software.

   We have warranted that our software will operate in accordance with our user documentation. If our software fails to conform to these specifications, customers could demand a refund for the purchase price or assert and collect on claims for damages.

   Moreover, because our software is used in connection with other vendors' products that are used to design complex nanometer-scale semiconductors, significant liability claims may be asserted against us if our software does not work properly individually or with other vendors' products. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims and we have only minimal insurance against such liabilities. Regardless of their merit, liability claims could require us to spend significant time and expense in litigation and divert management's attention from other business pursuits. If successful, a product liability claim could require us to pay significant damages. Any claims, whether or not successful, could seriously damage our reputation and our business.

Because our strategy to expand our international operations is subject to uncertainties, we may not be able to enter new markets outside North America or generate a significant level of revenue from those markets.

   Customers outside North America accounted for 52.3% of our total revenue in fiscal 2000 and 51.0% of our total revenue in fiscal 2001. We plan to increase our international sales activities, but we have limited experience marketing and directly licensing our software internationally.

   We have sales offices in France and Germany and rely on indirect sales in Asia. Although our sales contracts provide for payment for our software licenses in United States dollars, our expenses incurred in foreign locations are generally denominated in the applicable local currency. To date we have not undertaken any foreign currency hedging transactions, and as a result, our future expense levels from international operations may be unpredictable due to exchange rate fluctuations. Our international operations are subject to other risks, including:

    .  the impact of recessions in economies outside North America;

    .  difficulties and costs of staffing and managing foreign operations;

    .  foreign currency fluctuations;

    .  reduced protection for intellectual property rights in some countries;

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

    . changes in import or export duties, quotas or controls, which could prevent us from shipping our software into markets outside North America;

    . greater difficulty in accounts receivable collection and longer collection periods;

    .  unexpected changes in regulatory requirements;

    .  proper maintenance of corporate formalities by our foreign subsidiaries;

    . potentially adverse tax consequences, including the impact of expiry of tax holidays; and

    .  political and economic instability.

We intend to pursue strategic relationships but these efforts could substantially divert management attention and resources.

   In order to establish strategic relationships with semiconductor technology leaders and leading electronic design automation tool providers, we may need to expend significant resources and will need to commit a significant amount of management time and attention, with no guarantee of success. We may be unable to establish key industry strategic relationships if any of the following occur:

    . potential industry partners become concerned about our ability to protect their intellectual property;

    . potential industry partners develop their own solutions to address circuit simulation and analysis of complex nanometer-scale semiconductors;

    . our potential competitors establish relationships with industry partners with which we seek to establish a relationship; or

    . potential industry partners attempt to restrict our ability to enter into relationships with their competitors.

   We have only recently entered into our current strategic relationships. These relationships may not continue or be successful. We also may be unable to find additional industry partners that are suitable.

We may not be able to expand our proprietary technologies if we do not make acquisitions or investments or fail to successfully integrate the acquired companies with our business.

   To expand our proprietary technologies, we may acquire or make investments in complementary businesses, technologies or products if appropriate opportunities arise. We may be unable to identify suitable acquisition or investment candidates at reasonable prices or on reasonable terms, or complete future acquisitions or investments, any of which could slow our growth strategy. We may have difficulty integrating the products, personnel, culture, ideologies or technologies of any acquisitions we might make. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, the key personnel of the acquired company may decide not to work for us and if our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our software. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which would be dilutive to our existing stockholders. We also could have difficulty in assimilating the acquired company's or division's personnel and operations, which could negatively affect our operating results.

Our recent growth has placed a significant strain on our management systems and resources and we may be unable to effectively control our costs and implement our business strategies as a result.

   We recently experienced a period of rapid growth. Our total number of employees increased from 25 as of September 30, 2000 to 64 as of September 30, 2001. Our productivity and the quality of our software may be adversely affected if we do not integrate, train and motivate our new employees quickly and effectively. We also cannot be sure that our revenue will continue to grow at a sufficient rate to absorb the costs associated with the increased personnel.

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

   We expect that any future growth we experience will continue to place a significant strain on our management, systems and resources. To manage the anticipated growth of our operations, we will be required to:

    . hire, train, manage and retain additional qualified personnel, especially software engineers and sales staff;

    . improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

    .  maintain a high level of customer service and support; and

    . establish relationships with additional corporate partners and maintain our existing relationships.

                         Risks Related to Our Industry

Our business depends on continued demand for complex nanometer-scale semiconductors and the electronic equipment that incorporate them.

   Our software is used to design complex nanometer-scale semiconductors that are an integral part of portable consumer electronics, networking equipment, wireless communications equipment, multimedia devices and personal computers. As a result, if the demand for these devices and businesses of the manufacturers of these products do not continue to grow, our revenue and business will suffer. Demand for portable consumer electronics may decrease if mobile phone, electronic mail or internet use declines, the cost of those services increases or consumers fail to adopt latest generation portable electronics. Potential consumers of portable consumer electronics may use or modify existing equipment and never adopt next generation portable consumer electronics. Demand for other complex electronic equipment, such as networking equipment, may decrease if service providers do not experience subscriber growth or defer network build outs or other capital spending.

   Purchases of licenses of our software are largely dependent upon the commencement of new design projects by semiconductor manufacturers and their customers, the number of design engineers and the increasing complexity of designs. Since late 2000, the semiconductor industry has experienced a sharp decline in orders and revenue. The outlook for the electronics industry is uncertain and we cannot predict how long the current downturn will last. Many semiconductor manufacturers and vendors of products incorporating semiconductors have announced earnings shortfalls and employee layoffs.

   Budget cuts have impacted the number of orders we receive from our customers and some of our customers have been seeking extended payment terms or purchasing time-based licenses in lieu of more costly perpetual licenses. We believe our customers' and potential customers' internal budgets are currently subject to heightened scrutiny and the time required to receive budgetary approvals is lengthening. We cannot predict whether purchases of licenses of our software will be deferred due to budget constraints or whether the number of complex nanometer-scale semiconductor design starts by our customers will slow or decline.

The markets for complex nanometer-scale semiconductors are evolving rapidly and if these markets do not develop and expand as we anticipate, the demand for our software and our revenue would decline.

   We expect that a substantial majority of our revenue will continue to come from sales of HSIM for at least the next fiscal year. We depend on the growing use of circuit simulation and analysis software to design complex nanometer-scale semiconductors for use in portable consumer electronics, networking equipment and other applications. The market for complex nanometer-scale semiconductors may not grow if customers choose to use other types of semiconductors that might be more affordable or available with shorter time-to-market schedules. This could cause electronic equipment manufacturers to limit the number of new complex nanometer-scale semiconductors they design and would reduce their need for our software. If demand for our software were to decline, we may choose to lower the prices of our software or we may sell fewer licenses and have lower

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

maintenance renewal rates. In addition, if equipment manufacturers do not widely adopt the use of complex nanometer-scale semiconductors or if there is a wide acceptance of alternative semiconductors that provide enhanced capabilities, the market price of our stock could decline due to our lower operating results or investors' assessment that the growth potential for licenses of our software is limited.

   The markets for complex nanometer-scale semiconductors are evolving rapidly and we cannot predict their potential sizes or future growth rates. Our success in generating revenue in these evolving markets will depend on, among other things, our ability to:

    . educate potential customers about the benefits of complex nanometer-scale semiconductors and the use of our software to design them;

    . establish and maintain relationships with leading semiconductor manufacturers, electronic equipment designers, portable consumer electronic manufacturers, networking equipment and other electronics companies;

    . utilize our research and development efforts to anticipate and adapt to evolving markets; and

    . predict and base our software on technology that ultimately becomes industry standard.

Because many of our current competitors have greater resources than we do and pre-existing relationships with our potential customers, we might not be able to achieve sufficient market penetration to sustain profitability or gain additional market share.

   We face significant competition from larger companies that market suites of electronic design automation products that address all or almost all steps in the semiconductor design process. Many of these competitors have substantially greater financial, customer support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. In addition, other electronic design automation companies have recently announced that they intend to introduce new hierarchical simulation products with competing capabilities to ours. We cannot be sure that we will have the resources or expertise to compete successfully in the future. If we are unable to gain additional market share due to their pre-existing relationships with our potential customers, our operating results could be harmed.

   Our software is used to simulate and analyze complex nanometer-scale semiconductor designs. Our competitors in the electronics design automation industry who offer products that are used for other segments of the semiconductor design process often bundle their products together to offer discounts on products competitive with those we offer, making those products extremely attractive for our customers or potential customers to use. In addition, these competitors may not support our effort to integrate our software into their existing software. These competitors include such companies as Avant! Corporation, Mentor Graphics Corporation and Synopsys. Since these competitors offer a more comprehensive range of products than we do, they are often able to respond more quickly or price more effectively to take advantage of new or changing opportunities and respond to new technologies and customer requirements. If we lose such opportunities to our competitors, our results of operations could be harmed significantly.

We face competition from internally developed semiconductor design software and if our customers elect to continue to use internally designed tools, our business may suffer.

   We face significant competition from internal design software groups of semiconductor manufacturers. These internal groups compete with us for access to potential customers' circuit simulation and analysis software budgets and may eventually compete with us to supply circuit simulation and analysis software to other semiconductor manufacturers. We cannot assure you that internal groups will not expand their internally designed tools to compete directly with ours or actively sell their internally designed tools to other semiconductor manufacturers or, if they do, that we will be able to compete against them successfully.

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

Our revenue could be reduced if large electronic design automation companies make acquisitions in order to utilize their extensive distribution capabilities with our competitors' products.

   Large electronic design automation vendors, such as Avant!, Mentor Graphics or Synopsys, may acquire or establish cooperative relationships with our other current competitors, including private companies. Because large electronic design automation vendors have significant financial and organizational resources, they may be able to further penetrate our markets by leveraging the technology and expertise of smaller companies and utilizing their own extensive distribution channels. We expect that the electronic design automation product industry will continue to consolidate. For example, Cadence Design Systems, Inc. acquired CadMOS Design Technology, Inc., a company that offered cross-talk analysis software, in February 2001. In addition, Synopsys and IKOS Systems, Inc., a functional verification company, announced in July 2001 that they had agreed to merge. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share, which would harm our business and financial prospects.

We may not be able to compete effectively if our software is delayed or does not incorporate new required features.

   Our future success depends on our ability to enhance existing software, develop and introduce new products, satisfy user requirements, meet industry standards and achieve market acceptance. We may not successfully identify new product opportunities or develop and bring new products to market in a timely and cost effective manner. Significant delays in new software releases or significant problems or delays in enhancing existing products to keep pace with new design techniques for complex nanometer-scale semiconductors could seriously damage our business. We have, from time to time, experienced delays in the scheduled introduction of new and enhanced software and we may experience similar delays in the future. For example, in early 2001 we experienced delays in the development of a new product which caused us to revise our expected release date for this product by several months. We cannot assure you that we will not experience additional difficulties that could delay or prevent the successful development, introduction and marketing of this software or that our new software and product enhancements will achieve market acceptance. If we are unable to develop, introduce and successfully market new or enhanced software in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition may be harmed.

Demand for our software may decrease if SoC and memory manufacturers' ability to sell their products is limited by natural disasters or international political instability.

   A significant portion of all SoC and memory components are produced in Taiwan, South Korea and Japan by foundry partners of leading SoC and memory vendors. These foundry and manufacturing activities are located in areas that have been seismically active, as demonstrated by the earthquakes that occurred in Taiwan during the fall of 1999. If a major earthquake affecting key SoC and memory manufacturing locations occurs in the future, leading SoC and memory vendors' operations may be disrupted. In addition, tensions between the governments of Taiwan and the People's Republic of China or North Korea and South Korea, as the case may be, could disrupt operations of SoC and memory vendors' foundry partners if military conflict were to occur between China and Taiwan or North Korea and South Korea, as the case may be, a state of emergency were declared in Taiwan or South Korea or civil unrest were to erupt in Taiwan or South Korea. These types of disruptions could limit the ability of SoC and memory manufacturers to ship products in a timely manner and cause demand for our software to decrease.

We may sell fewer licenses of our products if other vendors' products are no longer compatible with ours.

   Our ability to sell licenses of our software depends in part on the compatibility of our software with other vendors' software and hardware products. These vendors may change their products so that they will no longer be compatible with our software. If that were to happen, our business and future operating results would suffer if we were no longer able to offer commercially viable or competitive products.

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We do not have a consulting staff, and our revenue may suffer if customers demand extensive consulting or other support services.

   Our software is designed to be deployed quickly and easily by our customers and to require limited support from us. Many of our competitors offer extensive consulting services in addition to circuit simulation and analysis products. If we introduce software that requires extensive consulting services for specific designs, or if our customers wish to purchase a broad spectrum of software and services that includes extensive consulting services from a single vendor, we would be required to change our business model and cost structure to provide consulting services. Specifically, we would be required to hire and train consultants or outsource the required consulting services. If these events were to occur, our future gross margin would likely suffer because of the added expense of hiring and retaining consulting personnel.

                        Risks Related to this Offering

Our common stock will likely be subject to substantial price and volume fluctuations due to a number of factors, many of which will be beyond our control, and those fluctuations may prevent our stockholders from reselling our common stock at a profit.

   The securities markets have experienced extreme price and volume fluctuations recently and the market prices of the securities of technology companies have been especially volatile. The initial public offering price of our common stock will be determined through our negotiations with the underwriters. This market volatility, as well as general economic or political conditions, could reduce the market price of our common stock regardless of our operating performance. In addition, our operating results could be below the expectations of investment analysts and investors and, in response, the market price of our common stock may decrease significantly and prevent investors from reselling their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs, liabilities and a diversion of management's attention and resources.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our stockholders.

   Our management could spend most of the net proceeds from this offering in ways which our stockholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which the net proceeds of this offering are used. As of the date of this prospectus, we plan to use the net proceeds from this offering primarily for working capital and general corporate purposes. We currently intend to use approximately $2.0 million of the proceeds of this offering in fiscal 2002 for capital expenditures and the remainder of the proceeds of this offering to increase our working capital. Specifically, we currently intend to use approximately $4.0 million in fiscal 2002 to open two international offices and up to three domestic offices and approximately $5.0 million in fiscal 2002 for sales and marketing and general and administrative expenses. We may also use the net proceeds in future strategic acquisitions or investments, but currently we do not have any acquisitions or investments planned. Until we need to use the net proceeds of this offering, we plan to invest the net proceeds in investment grade, interest bearing government securities, but these investments may not produce income or may lose value.

Our founders, officers and directors hold a substantial portion of our stock and could reject mergers or other business combinations that a stockholder may believe are desirable.

   Our officers and directors will beneficially own approximately 51.1% of our outstanding common stock as a group immediately after this offering closes. In addition, our other founders will hold an additional 22.4% of our common stock as a group immediately after this offering closes. Acting together, these stockholders would be able to significantly influence all matters that our stockholders vote upon, including the election of directors or the rejection of a merger or other business combination that other stockholders may believe to be desirable.

Our charter documents and Delaware law contain provisions that may inhibit potential acquisition bids, which may adversely affect the market price of our common stock, discourage merger offers or prevent changes in our management.

   Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for our company. Upon completion of this offering, we will be subject to Section 203, which regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock for three years. Under Delaware law, a corporation may opt out of the antitakeover provisions but we do not intend to do so.

   Upon the completion of this offering, our board of directors will have the authority to issue up to 10 million shares of preferred stock. Our board of directors can fix the price, rights, preferences and privileges of the preferred stock without any further vote or action by our stockholders. These rights, preferences and privileges may be senior to those of the holders of our common stock. We have no current plans to issue any shares of preferred stock. We have also adopted other provisions in our charter documents effective upon the closing of this offering that could delay or prevent a change in control, such as:

    . the consent of two-thirds of our stockholders will be required to amend certain sections of our certificate of incorporation, and our stockholders will not be able to act by written consent;

    . only our board of directors, our chief executive officer or our chairman will be able to call a special meeting of our stockholders; and

    . each member of our board of directors will serve for a three year term and will only stand for election once every three years.

   These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction even if such a transaction may be desired by our stockholders.

You will incur immediate and substantial dilution in the book value of the stock you purchase.

   The assumed initial public offering price is substantially higher than the book value per share of our outstanding common stock. Immediately after the offering, the book value of the shares sold in this offering will be substantially lower than the price of our shares in this offering. This is referred to as dilution. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $7.00, at an assumed initial public offering price of $9.00 per share, in the tangible book value per share of our common stock from the price you pay for our common stock.

A large number of shares of our total outstanding common stock may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly

   Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

   Immediately after the closing of this offering, we will have outstanding 23,749,864 shares of common stock. This includes 5,000,000 shares that we are selling in this offering, which may be resold immediately in the public market. Beginning 181 days after this offering, approximately 18,749,864 shares will be eligible for sale pursuant to Rule 701 and pursuant to Rule 144 as shown in the table below. However, each of our founders and our executive officers has agreed that he or she will not sell 80% of the shares of our common stock that he or she holds on the effective date of this offering for 361 days after this offering, which will substantially limit the number of shares available for sale during that period.

             Percent of Total Shares
Number of    Outstanding Immediately
 Shares          After Offering             Date of Availability for Resale Into Public Market
----------   ----------------------- -----------------------------------------------------------------
 4,607,564            19.4%          The date that is 181 days after the date of the final prospectus due to agreements these stockholders have with Nassda and
                                     the underwriters. However, Robertson Stephens, Inc. can
                                     waive this restriction and allow these stockholders to sell their shares at any time. Of these shares, 2,237,699 shares will be subject to sales volume limitations under the federal securities laws.

13,528,132            57.0%          The date that is 361 days after the date of the final prospectus due to agreements our founders and executive officers have with Nassda and the underwriters. However, Robertson
                                     Stephens, Inc. can waive this restriction and allow these
                                     stockholders to sell their shares at any time. Of these shares,
                                     7,995,795 will be subject to sales volume limitations under the federal securities laws.

   614,168             2.6%          At various times thereafter upon the lapse of certain rights of repurchase.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and you should not place undue reliance on these statements. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results, as a result of new information or otherwise.

   We have obtained the market data and forecasts that we use in this prospectus, including estimates of the size and growth rates of the semiconductor market and the demand for smaller sizes of semiconductor circuit elements, from independent industry sources. We have not independently verified their data.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the 5,000,000 shares of common stock that we are selling in this offering will be approximately $40.3 million, or $46.5 million if the underwriters exercise their over-allotment option in full, based on an estimated initial public offering price of $9.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

   The principal purposes of this offering are to:

    .  increase our working capital;

    .  fund our capital expenditures;

    . fund our operations, including expenses related to our litigation with Synopsys; and

    .  create a public market for our common stock.

   We currently intend to use approximately $2.0 million of the net proceeds of this offering to fund our capital expenditures in fiscal 2002 and we intend to use the remainder of the proceeds of this offering as working capital. Specifically, we intend to use approximately $4.0 million of the net proceeds of this offering in fiscal 2002 to open two international offices and up to three domestic offices. Further, we intend to use approximately an additional $5.0 million of the net proceeds of this offering in fiscal 2002 for sales and marketing and general and administrative expenses, which includes increased legal fees, directors and officers insurance and the costs of public company compliance reporting. However, the amounts and timing of our actual expenditures for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, the amount of cash we generate from operations, if any, and the success of our current research and development efforts. We do not currently have any material capital equipment commitments relating to our planned expansion or otherwise. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. In addition, we may use a portion of the net proceeds for further development of our product lines and for acquisitions of or investments in complementary products, technologies and businesses. However, we currently have no commitments or agreements with respect to any acquisitions or investments and have not begun negotiations for any acquisitions or investments. We have not yet determined the manner in which we will allocate the net proceeds with any certainty. Pending these uses, we intend to invest the net proceeds in interest bearing, investment grade government securities. This investment and any other investment, capital expenditures, cash acquisition or other use we may make of the proceeds may not produce the anticipated results.

                                DIVIDEND POLICY

   We have not declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 2001. Our capitalization is presented:

    .  on an actual basis;

    . on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our preferred stock into 6,599,997 shares of common stock upon the closing of this offering; and

    . on a pro forma as adjusted basis to reflect the automatic conversion of our preferred stock and our receipt of the estimated net proceeds from the sale of 5,000,000 shares of common stock in this offering at an estimated initial public offering price of $9.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                                 As of September 30, 2001
                                                                              -----------------------------
                                                                                                  Pro Forma
                                                                              Actual   Pro Forma As Adjusted
                                                                              -------  --------- -----------
                                                                                      (in thousands,
                                                                                  except per share data)
Convertible preferred stock, $0.001 par value; shares authorized: 6,599,997 actual and pro forma and none pro forma as adjusted; issued and outstanding: 6,599,997 actual and none pro forma and pro forma as adjusted;
  aggregate liquidation value of $2,025...................................... $ 2,018   $    --    $    --
                                                                              -------   -------    -------
Stockholders' equity:
 Preferred stock, $0.001 par value; shares authorized: none actual and pro forma and 10,000,000 pro forma as adjusted; shares issued and
   outstanding: none actual, pro forma and pro forma as adjusted.............      --        --         --
 Common stock, $0.001 par value; shares authorized: 110,000,000 actual, pro forma and pro forma as adjusted; shares issued and outstanding:
   12,149,867 actual, 18,749,864 pro forma and 23,749,864 pro forma
   as adjusted...............................................................      12        19         24
Additional paid-in capital...................................................   6,126     8,137     48,382
Deferred stock-based compensation............................................  (3,429)   (3,429)    (3,429)
Accumulated other comprehensive income.......................................      11        11         11
Retained earnings............................................................   2,449     2,449      2,449
                                                                              -------   -------    -------
   Total stockholders' equity................................................   5,169     7,187     47,437
                                                                              -------   -------    -------
     Total capitalization.................................................... $ 7,187   $ 7,187    $47,437
                                                                              =======   =======    =======

   In addition to the shares of common stock to be outstanding immediately after the closing of this offering, we may issue additional shares of common stock under the following plans and arrangements, which are excluded from the table above:

    . 5,350,587 shares of our common stock issuable upon exercise of options outstanding at a weighted average exercise price of $1.47 per share as of September 30, 2001;

    . options to purchase an additional 542,654 shares of our common stock at an exercise price of $9.00 per share that we granted in October 2001; and

    . a total of 4,933,333 shares of our common stock available for future grant under our 2001 stock option plan, 2001 employee stock purchase plan and 2001 director option plan as of September 30, 2001, excluding the annual increases in the number of shares authorized under each of those plans beginning October 1, 2002. See "Management -- Compensation Plans" for a description of how these annual increases are determined.

                                   DILUTION

   Our pro forma net tangible book value as of September 30, 2001 was $7.2 million, or $0.38 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding after giving effect to the automatic conversion of all of our series A and series B preferred stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the closing of this offering. After giving effect to the sale of the 5,000,000 shares of our common stock offered by us at an assumed initial public offering price of $9.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2001 would have been approximately $47.4 million or $2.00 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.62 per share to existing stockholders and an immediate dilution of $7.00 per share to new investors in our common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share..................................       $9.00
Pro forma net tangible book value per share as of September 30, 2001............. $0.38
Increase in net tangible book value per share attributable to new investors......  1.62
                                                                                  -----
Pro forma, as adjusted, net tangible book value per share after this offering....        2.00
                                                                                        -----
Dilution per share to new investors..............................................       $7.00
                                                                                        =====

   The following table summarizes on a pro forma basis after giving effect to this offering based on an assumed initial public offering price of $9.00 per share, as of September 30, 2001, the differences between the existing stockholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid by the existing stockholders and new investors and the average price paid per share before deducting underwriting discounts and commissions and estimated offering expenses and after giving effect to the conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of this offering:


                          Shares Purchased  Total Cash Consideration
                         -----------------  -----------------------  Average Price
                           Number   Percent     Amount       Percent   Per Share
                         ---------- -------  -----------     ------- -------------
Existing stockholders... 18,749,864   78.9% $ 2,268,000         4.8%     $0.12
New investors...........  5,000,000   21.1   45,000,000        95.2       9.00
                         ----------  -----   -----------      -----      -----
   Total................ 23,749,864  100.0% $47,268,000       100.0%     $1.99
                         ==========  =====   ===========      =====

   If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 5,750,000, or 23.5%, of the total shares of common stock outstanding after this offering. Assuming the exercise in full of the underwriters' over-allotment option, our pro forma as adjusted net tangible book value as of September 30, 2001 would be $2.19 per share, representing an immediate increase in net tangible book value of $1.81 per share to our existing stockholders and an immediate decrease in the net tangible book value of $6.81 to new investors.

   The foregoing discussion and tables are based upon the number of shares of our common stock issued and outstanding on September 30, 2001 and exclude shares of our common stock issuable upon exercise of options outstanding as of September 30, 2001. As of that date, there were 5,350,587 shares of our common stock issuable upon exercise of options outstanding at a weighted average exercise price of $1.47 per share. In addition, the foregoing analysis excludes options to purchase 542,654 shares of our common stock at an exercise price of $9.00 per share that we granted in October 2001.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes. The selected consolidated statement of operations data for the fiscal years ended September 30, 1999, 2000 and 2001 and the selected consolidated balance sheet data as of September 30, 2000 and 2001, are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the period from August 31, 1998 (inception) to September 30, 1998 and the selected consolidated balance sheet data as of September 30, 1998 and 1999 are derived from audited consolidated financial statements not included in this prospectus. The historical results presented below are not necessarily indicative of future results.



                                                  Period from
                                                August 31, 1998     Fiscal Year Ended
                                                (inception) to        September 30,
                                                 September 30,  ------------------------
                                                     1998        1999    2000     2001
                                                --------------- ------  -------  -------
                                                (in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Revenue:
   Product.....................................     $   --      $  164  $ 5,710  $15,152
   Subscription................................         --          --      596    4,009
   Maintenance.................................         --           2      464    2,782
                                                    ------      ------  -------  -------
     Total revenue.............................         --         166    6,770   21,943
                                                    ------      ------  -------  -------
Cost of revenue:
   Product.....................................         --           4       37      308
   Subscription................................         --          --        8      121
   Maintenance.................................         --          --       32      412
                                                    ------      ------  -------  -------
     Total cost of revenue.....................         --           4       77      841
                                                    ------      ------  -------  -------
Gross profit...................................         --         162    6,693   21,102
                                                    ------      ------  -------  -------
Operating expenses:
   Research and development....................         36         544    2,318    5,107
   Sales and marketing.........................         --         246    2,453    7,140
   General and administrative..................          1          13      427    3,355
   Stock-based compensation*...................         --          --       97    2,369
                                                    ------      ------  -------  -------
     Total operating expenses..................         37         803    5,295   17,971
                                                    ------      ------  -------  -------
Income (loss) from operations..................        (37)       (641)   1,398    3,131
Interest income................................         --          36      157      415
Other income (expense), net....................         --          --        3       (1)
                                                    ------      ------  -------  -------
Income (loss) before taxes.....................        (37)       (605)   1,558    3,545
Provision for income taxes.....................         (1)         (1)    (556)  (1,454)
                                                    ------      ------  -------  -------
Net income (loss)..............................     $  (38)     $ (606) $ 1,002  $ 2,091
                                                    ======      ======  =======  =======
Basic net income (loss) per share..............     $(0.02)     $(0.21) $  0.22  $  0.28
Basic weighted average shares outstanding......      1,825       2,829    4,467    7,461
Diluted net income (loss) per share............     $(0.02)     $(0.21) $  0.06  $  0.10
Diluted weighted average shares outstanding....      1,825       2,829   17,878   21,616
*Stock-based compensation includes:
   Research and development....................     $   --      $   --  $    42  $ 1,907
   Sales and marketing.........................         --          --       38      233
   General and administrative..................         --          --       17      229
                                                    ------      ------  -------  -------
     Operating expenses........................     $   --      $   --  $    97  $ 2,369
                                                    ======      ======  =======  =======

                                                                   September 30,
                                                            ----------------------------
                                                            1998   1999    2000   2001
                                                            ----  ------  ------ -------
                                                                   (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments.......... $520  $1,404  $4,473 $12,175
Working capital............................................  506   1,328   2,210   6,552
Total assets...............................................  520   1,637   5,567  18,849
Long-term liabilities, less current portion................   --      --      --   1,709
Convertible preferred stock................................  525   2,018   2,018   2,018
Total stockholders' equity (deficiency)....................  (19)   (625)    477   5,169

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical consolidated information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   We are a leading provider of full-chip circuit simulation and analysis software for the design and verification of complex semiconductors. Our customers use our software to reduce time-to-market and achieve first silicon success by simulating complex designs rapidly and accurately. We were founded in August 1998 and released our first product, HSIM, in July 1999. Prior to the release of HSIM, our activities primarily consisted of product development. We began recognizing revenue from HSIM in the three months ended September 30, 1999.

   Our fiscal year ends on September 30. Throughout this document we refer to the fiscal year ended September 30, 1999 as fiscal 1999, the fiscal year ended September 30, 2000 as fiscal 2000, the fiscal year ended September 30, 2001 as fiscal 2001, the fiscal year ending September 30, 2002 as fiscal 2002 and so on.

  Sources of Revenue

   We derive all of our revenue from software licensing and maintenance fees. To date, substantially all of this revenue has been derived from the licensing and support of HSIM. We expect that revenue from HSIM will continue to account for a substantial majority of our revenue for the next fiscal year. Our software does not require customization and generally does not require on-site implementation services. As a result, we have not generated any professional service or consulting revenue. We do not consider backlog to be a meaningful measure of future revenue because our customers can generally cancel orders without penalty.

  Product Revenue -- Perpetual Licenses

   Historically, we have generated the majority of our total revenue from perpetual licenses. Perpetual license customers pay a one time license fee and are entitled to use the software as long as they desire. To receive support, periodic updates and new enhancements from us, perpetual license customers must purchase maintenance contracts.

  Subscription Revenue -- Time-Based Licenses

   Our time-based licenses give the customer the right to use our software for a fixed period of time, typically one to three years, and include maintenance. Time-based licenses can be renewed for one or more years. An increasing proportion of our total revenue is derived from time-based licenses, as more of our large customers initially subscribe to time-based licenses or subscribe to additional time-based licenses. We believe the percent of revenue derived from time-based licenses will continue to increase.

  Maintenance Revenue

   Our perpetual license customers typically purchase maintenance contracts and renew them annually. Customers who purchase maintenance receive support, updates and enhancements when we make them available to our general installed base. We believe these enhancements are the primary reasons that a majority of our perpetual license customers renew maintenance. We anticipate that as an increasing proportion of our future licenses come from time-based licenses, maintenance revenue may decrease as a percent of total revenue.

  Revenue Recognition

   We recognize and report revenue in three separate categories: product revenue, subscription revenue and maintenance revenue. Product revenue is derived from perpetual license fees. Subscription revenue is derived from time-based license fees and includes maintenance during the license period. We recognize product revenue and subscription revenue when all of the following conditions are met:

    . a written purchase order, license agreement or other contract has been executed;

    .  the product and the production license key have been delivered;

    .  user acceptance periods, if any, have expired;

    .  the license fee is fixed and determinable; and

    .  collection of the fee is probable.

   Vendor specific objective evidence exists for maintenance on perpetual licenses based on renewal rates. Our customers generally purchase the first year of maintenance when they purchase a perpetual license, so we use the residual method to determine the allocation of revenue to the license portion of multiple element arrangements involving perpetual licenses. Because we bundle both the license and maintenance into our agreements for time- based licenses for the entire term, vendor specific objective evidence does not exist for each element of the arrangement. Therefore, we recognize subscription revenue from time-based licenses ratably over the period of the license. Maintenance revenue is derived from the annual maintenance contracts that are purchased by perpetual licensees. We recognize revenue from maintenance ratably over the maintenance period, which is typically one year.

   We recognize revenue in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition, as amended by Statement of Position 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2, and Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions.

   Future changes in accounting pronouncements, including those affecting revenue recognition, could require us to change our methods of revenue recognition. These changes could cause us to defer revenue from current periods to subsequent periods or accelerate recognition of deferred revenue to current periods.

  Deferred Revenue

   Revenue from time-based licenses and maintenance is typically invoiced in advance, included in deferred revenue and recognized ratably over the contract period on a straight line basis. Deferred revenue also consists of deferred perpetual license fees for which all of the revenue recognition criteria have not been met. Our deferred revenue does not include any license or maintenance fees that would be recognized more than 12 months from the date of delivery of the software, regardless of whether we have an agreement with the customer or a purchase order for a longer period because there is no penalty for cancellation. Deferred revenue fluctuates depending on the timing of perpetual licenses meeting all the revenue recognition criteria, as well as the number, subscription period and timing of renewals of time-based licenses and maintenance contracts.

  Sales Channels

   Our sales channels include our direct sales force in North America and Europe and third-party distributors in Asia. Although we have entered into distribution agreements with our distributors that provide exclusive distribution rights within a given geographic area, none of our distributors are obligated to purchase any amount of our software pursuant to these agreements.

   For licenses and maintenance sold through distributors, we recognize revenue when the licenses or maintenance have been sold to the end user customers, as follows:

    . based on amounts invoiced to the distributor, if the distributor is the primary obligor in the arrangement, has latitude in establishing price and has credit risk; or

    . based on amounts invoiced to the end customer, with the related commissions paid to the distributor as sales and marketing expenses, if we are the primary obligor in the arrangement, have latitude in establishing price and have credit risk.

  Operating Expenses

   Since our inception in August 1998, we have incurred substantial costs to develop our technology and products, recruit and train personnel for our engineering, sales and marketing and technical support departments and establish an administrative organization. We anticipate that our operating expenses will increase substantially in the future as we fund more research and development projects, increase our sales and marketing operations both domestically and internationally, develop new sales channels, broaden our technical support and improve our operational and financial systems. Our increased operating expenses will result primarily from higher headcount in all areas, and we expect our headcount to double over the next 18 months. We believe that our operating expenses will grow in absolute dollars in future periods although the rate of growth in expenses from period to period will decline. We expect, however, that as a percent of revenue, operating expenses will not decline significantly, if at all. We will need to generate significant revenue in the future to maintain profitability.

   To increase market share in international locations and better serve our customers, we plan to further expand our international operations. We expect that this expansion will require a substantial initial investment in personnel, facilities and operations, which tend to be more costly than similar investments in domestic operations. As a result of these investments in our international operations, we may experience an increase in cost of sales and other operating expenses disproportionate to revenue from those operations.

   In fiscal 2001, we accrued bonuses of an aggregate of $3.7 million payable to our employees for their services in fiscal 2001. These bonuses will be paid over time on specified schedules. If an employee who provided services to us in fiscal 2001 is not employed by us on the date of a given bonus payment, we will pay the amounts due to that employee on December 15, 2005. In addition, our executive officers have orally agreed that they will not receive their base salaries in fiscal 2002 and fiscal 2003. As a result of our significant bonus accruals in fiscal 2001 and the foregone salaries in fiscal 2002 and fiscal 2003, our compensation expense in fiscal 2002 and fiscal 2003 may not be consistent with fiscal 2001 nor indicative of future periods. In addition, we expect that our compensation expense will increase in future periods as the number of our employees increases.

  Capitalization of Development Costs

   We apply Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, or SFAS 86, to software technologies we develop internally. We include internal development costs in research and development, and we expense those costs as they are incurred. SFAS 86 requires the capitalization of certain internal development costs once technological feasibility is established. As we believe our software development process is essentially completed concurrent with the establishment of technological feasibility, we have not capitalized any software development costs to date.

  Stock-Based Compensation

   We recorded deferred stock-based compensation of $1.8 million and $2.5 million in connection with stock option grants in fiscal 2000 and fiscal 2001, respectively. We will amortize this stock-based compensation over the vesting period of the related options, which is generally four years. During fiscal 2000, we amortized $97,000 of stock-based compensation. During fiscal 2001, we recognized aggregate stock-based compensation expense of approximately $2.4 million due primarily to modification of option terms to nonemployees in the three months ended September 30, 2001. These modifications to nonemployee option terms included acceleration of vesting and were made in order to avoid future stock-based compensation charges relating to the variable nature of the awards. We expect aggregate stock-based compensation expense of approximately $1.1 million during fiscal 2002, approximately $1.1 million during fiscal 2003, approximately $900,000 during fiscal 2004 and approximately $300,000 during fiscal 2005.

   Subsequent to September 30, 2001 in October 2001, we granted options to purchase 542,654 shares of our common stock at an exercise price per share of $9.00. We do not expect to record deferred stock-based compensation in connection with the October 2001 grants.

  Foreign Currency Transactions

   Our revenue is generally denominated in United States dollars; however, our operating expenses in international locations are denominated in local currencies. Historically, our exposure to foreign exchange fluctuations has been minimal; however, as our international sales and operations expand, we anticipate that our exposure to risks associated with foreign currency fluctuations will increase.

Results of Operations

   The following table sets forth the results of our operations expressed as a percent of total revenue. Our historical operating results are not necessarily indicative of the results for any future period.

                                                     Percent of Total Revenue
                                                     ----------------------
                                                           Fiscal Year
                                                       Ended September 30,
                                                     ----------------------
                                                      1999    2000    2001
                                                     ------   -----   -----
   Revenue:
      Product.......................................   98.8 %  84.3 %  69.0 %
      Subscription..................................     --     8.8    18.3
      Maintenance...................................    1.2     6.9    12.7
                                                     ------   -----   -----
          Total revenue.............................  100.0   100.0   100.0
                                                     ------   -----   -----
   Cost of revenue:
      Product.......................................    2.4     0.5     1.4
      Subscription..................................     --     0.1     0.5
      Maintenance...................................     --     0.5     1.9
                                                     ------   -----   -----
          Total cost of revenue.....................    2.4     1.1     3.8
                                                     ------   -----   -----
          Gross profit..............................   97.6    98.9    96.2
                                                     ------   -----   -----
   Operating expenses:
      Research and development......................  327.7    34.2    23.3
      Sales and marketing...........................  148.2    36.3    32.5
      General and administrative....................    7.8     6.3    15.3
      Stock-based compensation......................     --     1.4    10.8
                                                     ------   -----   -----
          Total operating expenses..................  483.7    78.2    81.9
                                                     ------   -----   -----
   Income (loss) from operations.................... (386.1)   20.7    14.3
   Interest income..................................   21.6     2.3     1.9
   Other income (expense), net......................     --      --      --
                                                     ------   -----   -----
   Income (loss) before taxes....................... (364.5)   23.0    16.2
   Provision for taxes..............................   (0.6)   (8.2)   (6.6)
                                                     ------   -----   -----
          Net income (loss)......................... (365.1)%  14.8 %   9.6 %
                                                     ======   =====   =====

Fiscal years ended September 30, 1999, 2000 and 2001

  Revenue

   Total Revenue. Our revenue consists of product, subscription and maintenance revenue. HSIM was released in July 1999. As a result, all revenue for fiscal 1999 was recognized in the fourth fiscal quarter. Our total revenue increased from $166,000 for fiscal 1999 to $6.8 million for fiscal 2000. Total revenue increased $15.1 million from $6.8 million in fiscal 2000 to $21.9 million for fiscal 2001. This increase was attributable to an increase in our end user base resulting in substantial growth in product, subscription and maintenance revenue, as well as additional sales to our existing end users.

   We had no revenue from sales outside North America in fiscal 1999. Revenue from sales outside of North America accounted for 52.3% and 51.0% of total revenue for fiscal 2000 and 2001, respectively. The percent of total revenue from outside of North America remained relatively stable despite increases in the absolute level of domestic revenue, due in part to the addition of our European offices in late fiscal 2000, as well as increased sales in Japan, Korea and Taiwan in fiscal 2001. Revenue from Japan was 36.9% of our total revenue in fiscal 2000 and 24.1% of total revenue in fiscal 2001. No other country outside North America accounted for more than 10% of our total revenue in any of these periods. We expect that revenue from sales outside of North America will continue to account for a significant portion of our total revenue in the future.

   We anticipate that revenue from Japan and other Asian countries will remain a substantial portion of our total revenue in the future. Our dependence on revenue from distributors in Asia is subject to a number of risks and uncertainties, including political and economic instability, exchange rate fluctuations, compliance with regulatory and export license requirements and difficulties in collection of accounts receivables. For example, in recent years, certain Asian countries have experienced significant economic difficulties, including devaluation, business failures and a depressed business environment. These difficulties have triggered a downturn in the market for semiconductors in Asia and have resulted in reduced budgets for chip design tools. These reduced budgets have negatively impacted us in the past and may negatively impact our revenue from Asia in the future.

   In fiscal 1999, NanoAmp Solutions, Inc. accounted for 56.5% of total revenue and Rocketchips, Inc. accounted for 43.5% of total revenue. Marubeni Solutions accounted for approximately 36.9% of our total revenue for fiscal 2000 and approximately 24.1% of total revenue for fiscal 2001. Micron Technology, an end user customer, accounted for approximately 13.6% of total revenue for fiscal 2000. No other direct customer or distributor accounted for more than 10% of our total revenue during any of these periods.

   Our average days sales outstanding increased from seven days as of September 30, 2000 to 24 days as of September 30, 2001. A majority of our revenue in the fourth quarter of fiscal 2000 was invoiced early in that quarter, which left very little uncollected as of September 30, 2000. In comparison, sales in the fourth quarter of 2001 were invoiced more evenly throughout the quarter.

   Our deferred revenue increased from $648,000 as of September 30, 2000 to $4.5 million as of September 30, 2001. This increase in deferred revenue was attributable to an increase in sales of time-based licenses and maintenance, as well as an increase in perpetual license fees for which all of the revenue recognition criteria had not been met.

   Product Revenue. Product revenue was $164,000 for fiscal 1999. Product revenue increased by $9.5 million from $5.7 million for fiscal 2000 to $15.2 million for fiscal 2001. This increase was primarily due to an increase in our perpetual license user base, as well as additional perpetual license purchases from our existing end users. As a percent of total revenue, product revenue was 98.8% for fiscal 1999. As a percent of total revenue, product revenue decreased from 84.3% for fiscal 2000 to 69.0% for fiscal 2001, as the growth rate in sales of perpetual licenses was outpaced by growth in time-based licenses.

   Subscription Revenue. We did not recognize any subscription revenue in fiscal 1999. Subscription revenue increased by $3.4 million from $596,000 for fiscal 2000 to $4.0 million for fiscal 2001. This increase was primarily due to new customers purchasing time-based licenses, as well as existing customers purchasing additional time-based licenses. As a percent of total revenue, subscription revenue rose from 8.8% for fiscal 2000 to 18.3% for fiscal 2001. We expect time-based licenses to account for an increasing percent of total revenue in the future.

   Maintenance Revenue. Our maintenance revenue was $2,000 for fiscal 1999. Maintenance revenue increased by $2.3 million from $464,000 for fiscal 2000 to $2.8 million for fiscal 2001. The increase in maintenance revenue was due to the increase in the number of perpetual licenses purchased by new and existing customers and to a lesser extent, an increase in revenue from customers renewing maintenance. As a percent of total revenue, maintenance revenue increased from 1.2% in fiscal 1999 to 6.9% in fiscal 2000 and to 12.7% for fiscal 2001. We expect maintenance revenue to vary as a percent of total revenue based on the growth rate of product revenue relative to subscription revenue and the number of customers renewing annual maintenance. If maintenance revenue increases as a percent of total revenue, our gross profit as a percent of total revenue, or gross margin, may decrease because of lower margins on maintenance revenue due to incremental maintenance support costs.

  Cost of Revenue

   Cost of Product Revenue. Cost of product revenue consists primarily of royalties due from us to a third-party under an original equipment manufacturer arrangement. We incur only minimal costs to deliver our software as the product and documentation are primarily sent electronically. Our cost of product revenue was $4,000 for fiscal 1999. Our cost of product revenue increased by $271,000 from $37,000 for fiscal 2000 to $308,000 for fiscal 2001. As a percent of total revenue, the cost of product revenue decreased from 2.4% for fiscal 1999 to 0.5% for fiscal 2000. As a percent of total revenue, the cost of product revenue increased from 0.5% for fiscal 2000 to 1.4% for fiscal 2001. The increase in the cost of product revenue was primarily due to higher royalty payments in fiscal 2001. We expect that the absolute dollar amount of the cost of product revenue will continue to increase over the next 12 months and that the cost of product revenue as a percent of total revenue will vary based on the sales of a third-party product.

   Cost of Subscription Revenue. Cost of subscription revenue consists primarily of personnel and allocated overhead expenses for support of time-based licenses. We had no cost of subscription revenue in fiscal 1999. Our cost of subscription revenue increased by $113,000 from $8,000 for fiscal 2000 to $121,000 for fiscal 2001. The increase in cost of subscription revenue was primarily due to the personnel and other costs associated with the support of a larger number of time-based licenses. As a percent of total revenue, the cost of subscription revenue increased from 0.1% for fiscal 2000 to 0.5% for fiscal 2001. We expect the absolute dollar amount of the cost of subscription revenue to increase over the next 12 months.

   Cost of Maintenance Revenue. Cost of maintenance revenue consists primarily of personnel and other expenses related to providing maintenance support to our customers who purchase perpetual licenses. We had no cost of maintenance revenue in fiscal 1999. Our cost of maintenance revenue increased by $380,000 from $32,000 for fiscal 2000 to $412,000 for fiscal 2001. The increase in cost of maintenance revenue was primarily due to increased hiring of dedicated support personnel to provide support to a growing installed user base. As a percent of total revenue, the cost of maintenance revenue increased from 0.5% for fiscal 2000 to 1.9% for fiscal 2001. The increase in the cost of maintenance revenue as a percent of total revenue was primarily due to the increased number of perpetual licensees. We expect that the absolute dollar amount of cost of maintenance revenue will grow in the next 12 months as we continue to increase support for our growing base of domestic and international customers.

  Operating Expenses

   Research and Development. Research and development expenses consist of engineering costs to develop new products, enhance existing products and perform quality assurance activities. Our research and development expenses increased from $544,000 for fiscal 1999 to $2.3 million for fiscal 2000. Our research and development expenses increased from $2.3 million for fiscal 2000 to $5.1 million for fiscal 2001. The increases in research and development expenses in absolute dollars were primarily due to the hiring of additional research and development personnel, as well as increases in bonuses. As a percent of total revenue, research and development expenses decreased from 327.7% in fiscal 1999 to 34.2% in fiscal 2000 and 23.3% in fiscal 2001. The decreases in research and development expenses as a percent of total revenue occurred because the growth rate of total revenue exceeded the growth rate of research and development expenses. We believe that significant investment in research and development has been and will continue to be required to develop new products and enhance existing products to allow us to further penetrate our markets. We anticipate that research and development expenses will continue to increase in absolute dollars in the future.

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, travel, promotional and advertising costs.Our sales and marketing expenses increased from $246,000 for fiscal 1999 to $2.5 million for fiscal 2000. Our sales and marketing expenses increased by $4.6 million from $2.5 million for fiscal 2000 to $7.1 million for fiscal 2001. The absolute dollar increases in sales and marketing expenses were primarily due to the hiring of additional sales and marketing personnel and increases in commissions due to increased sales and, to a lesser extent, increased bonuses, trade show and other marketing activities and the expansion of our sales offices. As a percent of total revenue, sales and marketing expenses decreased from 148.2% in fiscal 1999 to 36.3% in fiscal 2000 and to 32.5% in fiscal 2001. The decreases in sales and marketing expenses as a percent of revenue occurred because the growth rates of total revenue exceeded the growth rates of sales and marketing expenses. We expect that sales and marketing expenses will continue to increase in absolute dollars in future periods.

   General and Administrative. General and administrative expenses represent corporate, finance, human resource, administrative, legal and consulting expenses. Our general and administrative expenses increased from $13,000 for fiscal 1999 to $427,000 for fiscal 2000. Our general and administrative expenses increased by $3.0 million from $427,000 for fiscal 2000 to $3.4 million for fiscal 2001. As a percent of total revenue, general and administrative expenses decreased from 7.8% for fiscal 1999 to 6.3% for fiscal 2000. The decrease in general and administrative expenses as a percent of total revenue was primarily due to the increase in total revenue for fiscal 2000. As a percent of total revenue, general and administrative expenses increased from 6.3% for fiscal 2000 to 15.3% for fiscal 2001. The increase in general and administrative expenses was primarily due to legal fees and the hiring of additional finance and operations personnel, as well as increased bonuses and audit and other consulting fees. We expect that general and administrative expenses will continue to increase in absolute dollars from our support of our future operations, as well as from increased legal fees, directors and officers insurance and the costs of public company compliance reporting.

   Stock-Based Compensation. We had no stock-based compensation expense in fiscal 1999. Stock-based compensation expense increased by $2.3 million from $97,000 for fiscal 2000 to $2.4 million for fiscal 2001. As a percent of total revenue, stock-based compensation expense increased from 1.4% for fiscal 2000 to 10.8% for fiscal 2001. Stock-based compensation expense increased in part due to additional deferred stock-based compensation related to employee stock options recorded in the three months ended September 30, 2000 and in fiscal 2001. Stock-based compensation expense also increased due to nonemployee stock options of $7,000 in fiscal 2000 which rose to $1.6 million of stock-based compensation expense in fiscal 2001.

  Interest Income

   Interest income increased from $36,000 for fiscal 1999 to $157,000 for fiscal 2000. Interest income increased by $258,000 from $157,000 for fiscal 2000 to $415,000 for fiscal 2001. Due to increasing profitability and cash flow, cash balances increased, which resulted in increased interest income, despite lower interest rates. As a percent of total revenue, interest income decreased from 21.6% for fiscal 1999 to 2.3% for fiscal 2000 and to 1.9% for fiscal 2001.

  Other Income (Expense), Net

   Our other income (expense), net remained relatively unchanged and was immaterial for fiscal 1999, fiscal 2000 and fiscal 2001.

  Income Taxes

   We account for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. In fiscal 1999, we had a provision for income taxes of $800. We had a provision for income taxes of $556,000 in fiscal 2000. The provision for income taxes increased by $898,000 from $556,000 for fiscal 2000 to $1.5 million for fiscal 2001 due to an increase in income before taxes. The provision for income taxes as a percent of income before taxes increased from 35.7% for fiscal 2000 to 41.0% for fiscal 2001. The increase in the effective tax rate was primarily due to the full utilization of net operating loss carry forwards in fiscal 2000.

                 [Remainder of page left blank intentionally]

Quarterly Results of Operations

   The following table presents our consolidated operating results for each of the eight quarters in the period from October 1, 1999 through September 30, 2001. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. We believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected or achieved in any future period.

                                                                        Quarter Ended
                                           -----------------------------------------------------------------------
                                           Dec. 31, Mar. 31, June 30, Sept. 30, Dec. 31, Mar. 31, June 30, Sept. 30
                                             1999     2000     2000     2000      2000     2001     2001     2001
                                           -------- -------- -------- --------- -------- -------- -------- --------
                                                                    (dollars in thousands)
Consolidated Statement of Operations Data:
Revenue:
   Product................................  $  702   $  893   $1,564   $2,551    $3,177   $3,695   $4,127   $4,153
   Subscription...........................      --      176      207      213       375      939    1,220    1,475
   Maintenance............................       5       94      122      243       466      580      719    1,017
                                            ------   ------   ------   ------    ------   ------   ------   ------
      Total revenue.......................     707    1,163    1,893    3,007     4,018    5,214    6,066    6,645
                                            ------   ------   ------   ------    ------   ------   ------   ------
Cost of revenue:
   Product................................      14        1        9       13        96       52       53      107
   Subscription...........................      --       --        3        5        11       29       46       35
   Maintenance............................       1       --       10       21        69       90      134      119
                                            ------   ------   ------   ------    ------   ------   ------   ------
      Total cost of revenue...............      15        1       22       39       176      171      233      261
                                            ------   ------   ------   ------    ------   ------   ------   ------
Gross profit..............................     692    1,162    1,871    2,968     3,842    5,043    5,833    6,384
                                            ------   ------   ------   ------    ------   ------   ------   ------
Operating expenses:
   Research and development...............     252      424      674      968       966    1,129    1,545    1,467
   Sales and marketing....................     279      430      660    1,084     1,638    2,033    1,681    1,788
   General and administrative.............      24       54      120      229       312      541      888    1,614
   Stock-based compensation...............      --       10       24       63       117      263      541    1,448
                                            ------   ------   ------   ------    ------   ------   ------   ------
      Total operating expenses............     555      918    1,478    2,344     3,033    3,966    4,655    6,317
                                            ------   ------   ------   ------    ------   ------   ------   ------
Income from operations....................     137      244      393      624       809    1,077    1,178       67
Interest income...........................      19       24       50       64        79       78      126      132
Other income (expense), net...............      --       --        3       --        14       --      (20)       5
                                            ------   ------   ------   ------    ------   ------   ------   ------
Income before taxes.......................     156      268      446      688       902    1,155    1,284      204
Provision for taxes.......................     (56)     (95)    (157)    (248)     (370)    (474)    (526)     (84)
                                            ------   ------   ------   ------    ------   ------   ------   ------
Net income................................  $  100   $  173   $  289   $  440    $  532   $  681   $  758   $  120
                                            ======   ======   ======   ======    ======   ======   ======   ======
                                                                As a Percent of Total Revenue
                                           -----------------------------------------------------------------------
Revenue:
   Product................................    99.3%    76.8%    82.6%    84.8%     79.1%    70.9%    68.0%    62.5%
   Subscription...........................      --     15.1     10.9      7.1       9.3     18.0     20.1     22.2
   Maintenance............................     0.7      8.1      6.5      8.1      11.6     11.1     11.9     15.3
                                            ------   ------   ------   ------    ------   ------   ------   ------
      Total revenue.......................   100.0    100.0    100.0    100.0     100.0    100.0    100.0    100.0
                                            ------   ------   ------   ------    ------   ------   ------   ------
Cost of revenue:
   Product................................     2.0      0.1      0.5      0.4       2.4      1.0      0.9      1.6
   Subscription...........................      --       --      0.2      0.1       0.3      0.6      0.8      0.5
   Maintenance............................     0.1       --      0.5      0.7       1.7      1.7      2.1      1.8
                                            ------   ------   ------   ------    ------   ------   ------   ------
      Total cost of revenue...............     2.1      0.1      1.2      1.2       4.4      3.3      3.8      3.9
                                            ------   ------   ------   ------    ------   ------   ------   ------
Gross profit..............................    97.9     99.9     98.8     98.8      95.6     96.7     96.2     96.1
                                            ------   ------   ------   ------    ------   ------   ------   ------
Operating expenses:
   Research and development...............    35.6     36.5     35.6     32.2      24.0     21.7     25.5     22.1
   Sales and marketing....................    39.5     36.9     34.8     36.1      40.8     39.0     27.7     26.9
   General and administrative.............     3.4      4.6      6.3      7.6       7.8     10.4     14.6     24.3
   Stock-based compensation...............      --      0.9      1.3      2.1       2.9      5.0      8.9     21.8
                                            ------   ------   ------   ------    ------   ------   ------   ------
      Total operating expenses............    78.5     78.9     78.0     78.0      75.5     76.1     76.7     95.1
                                            ------   ------   ------   ------    ------   ------   ------   ------
Income from operations....................    19.4     21.0     20.8     20.8      20.1     20.6     19.4      1.0
Interest income...........................     2.7      2.1      2.6      2.1       2.0      1.5      2.1      2.0
Other income (expense), net...............      --       --      0.2       --       0.3       --     (0.3)     0.1
                                            ------   ------   ------   ------    ------   ------   ------   ------
Income before taxes.......................    22.1     23.1     23.6     22.9      22.4     22.1     21.2      3.1
Provision for taxes.......................    (7.9)    (8.2)    (8.3)    (8.3)     (9.2)    (9.1)    (8.7)    (1.3)
                                            ------   ------   ------   ------    ------   ------   ------   ------
Net income................................    14.2%    14.9%    15.3%    14.6%     13.2%    13.0%    12.5%     1.8%
                                            ======   ======   ======   ======    ======   ======   ======   ======

   Sales and marketing expenses decreased from $2.0 million in the three months ended March 31, 2001 to $1.7 million for the three months ended June 30, 2001 and $1.8 million for the three months ended September 30, 2001 primarily due to a decrease in revenue and related commissions generated by distributors. In each of the three months ended March 31, 2001, June 30, 2001 and September 30, 2001, general and administrative expenses increased as a result of increased legal fees, the hiring of additional personnel and increased bonuses. Stock-based compensation expense increased significantly in the three months ended September 30, 2001 due primarily to the modification of option terms to nonemployees, including acceleration of vesting.

   While we have increased product, subscription and maintenance revenue in each of our recent quarters, we believe seasonal factors in our business may cause revenue to fluctuate from quarter to quarter. These seasonal factors include patterns in the capital budgeting and purchasing cycles of our current and prospective customers. Further, commissions represent a significant portion of our sales force compensation, which is structured to encourage sales closures prior to fiscal year end. As a result, we expect that sales efforts will intensify in the fourth fiscal quarter, which could result in our revenue being flat or slightly lower in the first quarter of the subsequent fiscal year.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily through private sales of preferred stock including 4,199,998 shares of Series A convertible preferred stock for aggregate proceeds of $525,000 in September 1998 and 2,399,999 shares of Series B convertible preferred stock for aggregate proceeds of $1.5 million in May 1999. We have also financed our operations through the sale of common stock and cash generated from profits. As of September 30, 2001, we had cash, cash equivalents and short-term investments of $12.2 million and working capital of $6.6 million.

   Net cash used by operating activities was $527,000 for fiscal 1999 and net cash provided by operating activities was $3.3 million for fiscal 2000. Net cash provided by operating activities was $8.4 million for fiscal 2001. Cash used in operating activities for fiscal 1999 resulted primarily from net losses in fiscal 1999, and to a lesser extent, increases in accounts receivable. This use of cash was partially offset by increases in accrued liabilities and deferred revenue. Net cash provided by operating activities in fiscal 2000 and fiscal 2001 resulted primarily from net income and increases in accrued liabilities and deferred revenue in those periods offset by increases in accounts receivable, deferred income taxes and prepaid expenses. In addition, in fiscal 2001, the increase in net cash provided by operating activities was also attributable to increases in stock-based compensation and long-term liabilities.

   Net cash used in investing activities was $82,000 for fiscal 1999, $251,000 for fiscal 2000 and $7.4 million for fiscal 2001. In fiscal 1999 and fiscal 2000, net cash used was primarily for purchases of new computers, equipment and furniture as we expanded operations. In fiscal 2001, the increase also related to the purchase of investment securities with maturities of 91 days to one year.

   Net cash provided by financing activities was $1.5 million for fiscal 1999, $3,000 for fiscal 2000 and $221,000 for fiscal 2001. For fiscal 1999, net cash provided by financing activities was primarily due to the sale of our series B preferred stock in May 1999. For fiscal 2000 and fiscal 2001, net cash provided by financing activities was primarily due to the proceeds from the exercise of employee stock options.

   Capital expenditures were approximately $82,000 in fiscal 1999, $210,000 in fiscal 2000 and $904,000 for fiscal 2001. Our capital expenditures consisted of purchases of computer equipment, software and office furniture and fixtures. We expect to invest approximately $2.0 million in fiscal 2002 for similar assets.

   As of September 30, 2001, we had no borrowings, lines of credit, outstanding equipment leases or lease lines.

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

   We intend to continue to invest heavily in the development of new products and enhancements to existing products. We also intend to increase our sales and marketing operations. Our future liquidity and capital requirements will depend on numerous factors, including:

    .  the amount and timing of revenue;

    .  the extent to which our existing and new products gain market acceptance;

    .  the extent to which customers continue to renew annual maintenance;

    . the cost and timing of expansion of product research and development efforts, including such efforts outside North America, and the success of these development efforts;

    . the cost and timing of expansion of sales and marketing activities, including such activities outside North America; and

    .  available borrowings under future credit arrangements, if any.

   We expect that our planned expansion of research and development and international operations will require substantial initial investment in personnel, facilities and operations. Specifically, we intend to use approximately $4.0 million in fiscal 2002 to open two international offices and up to three domestic offices. Further, we intend to use approximately an additional $5.0 million in fiscal 2002 for sales and marketing and general and administrative expenses, which include increased legal fees, directors and officers insurance and the costs of public company compliance reporting. However, we currently do not have any material capital commitments relating to our expansion plans or otherwise. We believe that the net proceeds from this offering, together with our current cash and investment balances and any cash generated from operations, will be sufficient to meet our operating and capital requirements for at least the next 18 months. However, it is possible that we may require additional financing within this period. We have no current plans, and we are not currently negotiating, to obtain additional financing following the closing of this offering. The factors described above will affect our future capital requirements and the adequacy of our available funds. In addition, even if we raise sufficient funds to meet our anticipated cash needs during the next 18 months, we may need to raise additional funds beyond this time. We may be required to raise those funds through public or private financings, strategic relationships or other arrangements. We cannot assure you that such funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If we fail to raise capital as and when needed, our failure could have a negative impact on our ability to pursue our business strategy and maintain profitability.

Qualitative and Quantitative Disclosures About Market Risk

   We develop products primarily in the United States and sell those products primarily in North America, Europe and Japan. Our revenue for sales outside of North America was approximately 52.3% of our total revenue in fiscal 2000 and approximately 51.0% in fiscal 2001. As a result, our financial result could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all of our sales are currently made in United States dollars, a strengthening of the United States dollar could make our software less competitive in foreign markets.

   Our interest income is sensitive to changes in the general level of United States interest rates, particularly since the majority of our investments are in short-term instruments. We expect that our interest income will be negatively affected by recent declines in short-term interest rates. However, due to the nature of our short-term investments, we have concluded that we do not have material market risk exposure.

   We invest funds in excess of current operating requirements in:

    .  obligations of the United States government and its agencies;

    .  investment grade state and local government obligations;

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

    . securities of United States corporations rated A1 or P1 by Standard & Poors' or Moody's equivalents; and/or

    . money market funds, deposits or notes issued or guaranteed by United States and non-United States commercial banks meeting certain credit rating and net worth requirements with maturities of less than one year.

   As of September 30, 2001, our cash, cash equivalents and short-term investments consisted primarily of demand deposits and money market funds held by large institutions in the United States and treasury securities of the United States government.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133. This statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains and losses resulting from changes in the fair market values of those derivative instruments would be accounted for depending on the use of the instrument and whether it qualifies for hedge accounting. We adopted SFAS 133, as amended, on October 1, 2000. The adoption of this statement did not have an effect on our financial position, results of operations or cash flows as we had no derivative financial instruments as of September 30, 2001 and have not entered into any derivative transactions historically.

   As a matter of policy, we do not currently enter into transactions involving derivative financial instruments. In the event we enter into such transactions in the future, we will account for those transactions in accordance with SFAS 133, in which case we will formally document all relationships between the hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking such hedge transactions.

   In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB Opinion No. 25, or FIN 44. FIN 44 clarifies:

    .  the definition of an employee for purposes of applying APB Opinion No.
       25;

    . the criteria for determining whether a plan qualifies as a noncompensatory plan;

    . the accounting consequence of various modifications to the terms of a previously fixed stock option awards; and

    . the accounting for an exchange of stock compensation awards in a business combination.

   We adopted FIN 44 on July 1, 2000, except for provisions that modify the definition of an employee and that directly or indirectly reduce the exercise price of stock option awards, which were effective after December 15, 1998. The adoption of FIN 44 did not have a material impact on our financial position, results of operations or cash flow.

   On July 20, 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations, or SFAS 141, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or SFAS 142. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to the acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized. However, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested at least annually for impairment. We adopted SFAS 141 and SFAS 142 for fiscal 2002 beginning October 1, 2001. The adoption of SFAS 141 and SFAS 142 had no impact on our financial position, results of operations or cash flows.

                                   BUSINESS

Introduction

   We are a leading provider of full-chip circuit simulation and analysis software for the design and verification of complex nanometer-scale semiconductors. We believe that our initial product, HSIM, is the industry's first hierarchical simulator that meets the circuit verification challenges of today's integrated circuit designs. HSIM provides a number of key benefits to our customers, including an improved ability to achieve first silicon success, reduced chip production costs, accelerated time-to-market through shortened design cycles and enhanced chip performance. Our software has been licensed by over 100 organizations worldwide. Our end users include major semiconductor and electronic product manufacturers such as AMD, Broadcom, Fujitsu, Infineon, Matsushita, Micron, Mitsubishi, Samsung, STMicroelectronics and Toshiba.

Industry Background

   Technological advances in the semiconductor industry have stimulated strong demand for communications equipment, personal computers, wireless devices and other semiconductor-based products. Competition and the rapid pace of electronic innovation have also decreased the life cycles of these products, making time-to-market critical to the success of new product introductions. Electronics manufacturers have been able to offer smaller, higher performance products by using faster and more complex semiconductors. These advances have been driven in significant part by reductions in the size of semiconductor circuit elements, or feature sizes. Feature sizes have shrunk from 3.0 microns in the 1980s, to 0.5 microns ten years ago and to 0.13 microns today. We believe that the proportion of chips with feature sizes at or below 0.18 microns, which we refer to as nanometer-scale semiconductors, will increase significantly in the future. Dataquest estimates that the percentage of application specific integrated circuit design starts at or below 0.18 microns will grow from less than 10% in 1999 to over 85% in 2004.

   Decreasing feature sizes have enabled the development of higher capacity and more complex memory and processor circuits, as well as systems-on-a-chip, or SoCs. SoCs combine traditionally separate microprocessor, memory and communications devices onto a single chip. Mixed-signal designs combine both analog and digital circuits. Today's SoCs typically incorporate embedded memory blocks with mixed-signal circuits. SoCs offer significant cost, power and performance advantages over systems that use discrete chips to achieve the same functionality. According to Dataquest, the worldwide market for SoCs is expected to grow from $22.5 billion in 2000 to $65.0 billion in 2005.

  Complex Nanometer-Scale Semiconductor Design Flow

   The sequence of procedures used to develop and verify integrated circuit designs is commonly referred to as the design flow. This design flow can be broadly divided into two types: a digital design flow and an analog and memory design flow. Complex SoC devices that incorporate multiple memory and analog components use separate design flows for the analog and digital portions of the design. The digital design flow is relatively straightforward and designers can use simple models of the logic gates to describe the design. The analog and memory components require a more complex design flow that models the circuit at the transistor-level to account for the greater circuit sensitivity to transistor behavior and electrical effects from the interconnects, or the wires connecting individual transistors.

   As semiconductor designs continue to incorporate nanometer-scale feature sizes, circuit simulation and analysis in both the digital design flow and the analog and memory design flow become critical to ensure that chips function as intended. In nanometer-scale semiconductors, transistors and interconnects are so densely packed that the different components of a chip may interact in unintended ways and interfere with the proper functioning of the whole chip. These effects become available for analysis after the design has been committed to a specific layout for a silicon chip. This is known as the post-layout stage of the design process. Most of these

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

unintended physical and electrical interactions, or parasitic effects, are negligible at larger feature sizes and thus have traditionally been ignored in chip design. As designs become more dense, however, accurate circuit simulation and analysis of transistor behavior and parasitic effects become fundamental to the successful design and manufacture of complex nanometer-scale semiconductors.

  Evolution of Circuit Simulation Software

   The earliest circuit simulation software, known as SPICE, was based on algorithms derived from university research in the 1970s that simulated how chips would function. SPICE accurately simulates the analog behavior of small circuits under a variety of scenarios. Because designs at that time consisted of only a few thousand transistors, designers were able to use SPICE to conduct accurate transistor-level analysis. While SPICE continues to be used for smaller and less complex designs, its capacity and speed limitations make it impractical for full-chip simulation of complex nanometer-scale designs.

   By the early 1990s, increases in semiconductor complexity and the number of transistors on chips overwhelmed the capacity of SPICE software. Designers began using faster transistor-level simulators, known as fast SPICE simulators, that compromised accuracy for faster processing speed and larger design capacity. These fast SPICE simulators are effective in simulating behavior of medium-sized digital circuits, but they are not sufficiently accurate to simulate detailed circuit behavior, timing and power performance of analog, mixed-signal and memory designs. As a result, designers continue to use SPICE for small analog and memory circuit simulation. In recent years, additional increases in chip complexity and analog or memory content have made even these fast SPICE simulators inefficient tools to meet the challenges of complex nanometer-scale designs.

  Challenges of Complex Nanometer-Scale Semiconductor Design and Verification

   The trends toward nanometer-scale feature sizes and the increased use of embedded memories, analog and mixed-signal components have created new challenges for detailed simulation and analysis of designs prior to manufacture. In addition, the integration of designs from third-party suppliers, known as IP cores, into SoCs dramatically increases the total transistor count, thus creating additional potential points of failure. As feature sizes decrease, the parasitic effects that occur in nanometer-scale analog and mixed-signal circuits make the design and analysis of these circuits increasingly more difficult than digital circuits. As a result, circuit verification of complex nanometer-scale semiconductor designs requires sophisticated simulation and analysis of the following:

    . Functionality. Semiconductor designs must be verified to determine whether they meet their exact functional specifications. These simulations determine whether the chips will operate as intended under a variety of scenarios. Simulating functionality of complex nanometer-scale semiconductors overwhelms the capacity of traditional simulation tools.

    . Timing behavior. Electrical signals must move through a semiconductor at precise time intervals in order for the chip to function properly at the specified operating frequency. As feature sizes continue to shrink, it becomes increasingly difficult to determine the impact of parasitic effects on signal timing. This makes it more difficult to determine whether signal timing for the entire nanometer-scale semiconductor design is correct.

    . Power behavior. Due to the demand for extended battery life of electronic products and low semiconductor packaging costs, nanometer-scale semiconductors must consume power within product specifications. Power supply current simulation and power analysis are necessary to help ensure power consumption remains at or below design specifications.

    . Electrical supply. Maintaining uniform electrical supply across each component of a chip is crucial for proper chip performance. As the complexity of nanometer-scale semiconductors increases, it becomes difficult to predict the impact of fluctuations in local electrical supply voltages. These fluctuations can lead to performance degradation or functionality failure.

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

    . Signal integrity. Feature size reductions have decreased the distances between interconnects. These reduced distances increase the likelihood of unintended interference between signals flowing through adjacent wires. This problem is exacerbated by high speed designs and the use of mixed-signal integrated circuits in which analog components are particularly susceptible to interference from digital components.

    . Spectral behavior. Semiconductors for communications applications are required to operate within a limited range of the radio frequency spectrum. The verification process for chips that incorporate radio frequency components must confirm that the chips are operating within the specified spectrum to avoid unwanted signal distortion.

   Managing the challenges associated with simulation and analysis of complex designs has emerged as a critical hurdle in the design and first silicon success of complex nanometer-scale semiconductors such as SoCs. The size and features of complex nanometer-scale semiconductors demand full-chip simulation and analysis. However, the volume of data required for the simulation of complex nanometer-scale semiconductors has in general exceeded the capacity of traditional simulation software.

Designers using traditional simulation software must perform partial simulations by partitioning the circuit into smaller blocks and verifying them independently. Independent simulation and analysis of these blocks creates the potential for error when the independent blocks are ultimately integrated. For example, when all components are brought together, subtle timing errors or an excessive local supply voltage drop can cause a design to fail, or power usage may exceed specified limits. If the design fails, the chip must be redesigned and remanufactured, which can be time consuming and costly. We believe that the cost for the redesign and remanufacture of a flawed semiconductor may be a million dollars or more for a 0.18 micron semiconductor. We expect this cost to increase substantially for semiconductors with feature sizes of 0.13 microns and smaller.

In addition to the high cost to redesign and remanufacture a flawed chip, delays caused by design flaws can cause product launch postponements or cancellation, lost revenue or reduced market share, each of which can result in failure of products, divisions and even businesses. As a result, we believe that there is a significant market opportunity for a solution that enables semiconductor manufacturers to achieve first silicon success by providing rapid, accurate, full-chip circuit simulation and analysis of complex nanometer-scale semiconductor designs.

The Nassda Solution

   We provide full-chip circuit simulation and analysis software solutions for the design and verification of complex nanometer-scale semiconductor designs. HSIM helps our customers reduce time-to-market and achieve first silicon success by simulating and analyzing complex chip designs rapidly and accurately. Our software assists semiconductor designers to confirm that their designs perform as intended early in the design process and at the pre- and post-layout verification stages. In particular, our software enables our customers to simulate and analyze the behavior of designs at the most detailed level, or down to their transistors and interconnect elements, the semiconductor's smallest and most basic structures.

   Our software provides the following key benefits to our customers:

    . First silicon success and reduced production cost. By enabling designers of complex chips to accurately verify their designs before the release of the design to begin manufacture of prototype semiconductors, a step in the design process known as tapeout, our software can help customers achieve first silicon success. Our customers benefit by reducing or avoiding the significant costs and delays associated with repeatedly redesigning and remanufacturing their chips.

    . Accelerated time-to-market through shortened design cycles. HSIM's ability to rapidly simulate and analyze complex nanometer-scale semiconductor designs assists our customers in shortening their

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

       design cycles and accelerating their time-to-market. Time-to-market is critical to our customers' ability to remain competitive and capture market share.

    . Enhanced chip design. HSIM is designed to help our customers design and produce faster, lower power and more reliable chips. Our software's capacity enables customers to simulate designs that are significantly more complex without sacrificing quality of results. We believe that by enabling customers to simulate and analyze larger, more complex designs more rapidly and accurately, our customers can develop more reliable products with higher performance and lower power consumption. HSIM's rapid processing time also enables our customers to optimize their designs through additional analyses without lengthening the design cycle.

    . Broad application. Designers can use our software in several stages of the semiconductor design flow. Early in the design process, our software helps designers to design and optimize circuit blocks, as well as to characterize IP cores. Later, at the post-layout stage of the design process, our software assists customers to simulate, analyze and optimize timing and power behavior to determine whether the entire chip will function correctly and meet design, power and timing specifications.

    . Ease of adoption and integration. We designed our software to be easy to learn, use and integrate into a customer's existing design flow. Because our software is SPICE compatible, most designers require minimal training to become proficient users.

   Key features of our software include the following:

    . High capacity. Our software is designed to simulate and analyze chips of up to a billion transistors efficiently and accurately. Our software accomplishes this through our hierarchical database technology that stores repeated instances of identical subcircuits efficiently, thereby reducing memory usage substantially and increasing simulation capacity. Identical subcircuits need to be captured and maintained only once, which makes the simulation more efficient and less prone to error. As a result, our software is capable of performing simulation and analysis of significantly larger designs at the transistor-level than previous solutions.

    . Full-chip simulation capability. The capacity afforded by our hierarchical technology enables our software to simulate and analyze full-chip designs rapidly. Full-chip simulation is critical in complex nanometer-scale designs because the circuit behavior of individual blocks may differ from the behavior of those blocks in a full-chip environment and it is necessary to ascertain the functionality, timing and power behavior of the chip as a whole.

    . Speed and accuracy. In addition to increased capacity, our hierarchical database and simulation algorithms also substantially reduce the computing time required for complex circuit simulation and analysis. Relative to fast SPICE simulation software, our software generates more rapid and more accurate results.

    . Digital, analog and memory circuit simulation. Our software is designed to concurrently simulate digital, analog and memory circuits throughout the entire chip. We believe this full-chip analysis capability is critical to designers who would otherwise have to test these different circuit types separately. Independent analysis of separate blocks may not ensure that the entire design will perform as intended when the blocks are integrated.

    . Timing analysis. Our software conducts timing simulations at the circuit level and reports timing problems. By analyzing the design at the transistor level, our software provides accurate timing information not available in digital simulators. Our software can also analyze timing changes due to electrical, temperature and manufacturing variations so that designers can determine whether the design will operate properly under varied operating conditions.

    . Power analysis. The power analysis capabilities of our software predict the power consumption in complex nanometer-scale designs. Because our HSIM software predicts power usage and localizes unintended power loss quickly and accurately, entire designs can be optimized to provide the desired performance with reduced power consumption.

    . Simulation of parasitic effects. Our software is designed to simulate the physical and electrical problems that arise in complex nanometer-scale designs without sacrificing speed or accuracy. For example, our software simulates signal integrity problems associated with interference among interconnects that may arise as feature sizes are reduced.

Nassda Strategy

   Our goal is to become the leader in full-chip circuit simulation, analysis and optimization of complex nanometer-scale semiconductor designs. To achieve this goal, we intend to pursue the following strategies:

   Enhance technology leadership position. We intend to maintain and expand our technology leadership position in the field of simulation and analysis of complex nanometer-scale semiconductor designs by continuing to devote significant resources to technology development. We intend to introduce new products to address post-layout verification, worst case performance analysis and other aspects of complex nanometer-scale semiconductor design, simulation and analysis. In addition, we plan to expand our software's interoperability with complementary products. We also may acquire or license technologies we believe are strategic to extend or improve our software offerings.

   Expand market for simulation products. We intend to expand the markets we serve by enhancing our current products and developing new products to address the needs of designers of complex nanometer-scale semiconductors. We believe the capacity constraints of previous simulation software have limited its application in the circuit design and verification process to less complex designs. We also believe that previous simulation software has not been used in the post-layout stage of the design process. Through continued innovation, we intend to extend the use of circuit simulation tools into applications where they are not effectively used today, such as full-chip post-layout verification of complex nanometer-scale designs.

   Expand customer relationships. End users of our products include 15 of the 20 largest semiconductor manufacturers. We believe we have a significant opportunity to penetrate this customer base further with our current and future products, particularly in those design groups within our customers' organizations that do not currently use our software. We believe the strategic importance of our software to our customers allows us to develop relationships with their senior design and software managers, which will help us proliferate our software throughout the organizations. We also intend to leverage our customer relationships to gain feedback to assist us to develop new features and product extensions for our software that meet the critical needs of our current and future customers.

   Continue to emphasize customer support. We have built a support team with expertise in software development, semiconductor device modeling, circuit design and analysis. We believe that further growth in the size of our customer support organization will continue to facilitate our customers' design successes, build brand loyalty and strengthen our competitive advantage. Our support helps to build strong customer references that we believe help to shorten our sales cycle. We plan to increase our staff of product specialists and application engineers dedicated to technical support and customer service.

   Develop strategic alliances. We believe that forging strategic alliances with electronic design automation companies whose solutions are complementary to ours will assist us to deliver comprehensive semiconductor design solutions. We work closely with several companies through informal technology alliances and joint marketing arrangements, and we intend to continue to develop these relationships to reinforce our position in the market for complex nanometer-scale semiconductor simulation and analysis solutions. We also intend to develop additional strategic alliances to increase our market penetration.

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

Products

   HSIM provides full-chip circuit simulation, analysis and optimization of complex nanometer-scale semiconductors. HSIM combines the simulation of functionality, timing, power, signal integrity, spectral behavior and related parasitic effects to allow comprehensive analysis of complex circuits. To meet our customers' varying needs, we offer HSIM in three separate configurations:
HSIM-XL, HSIM-MS and HSIM-SC. The figure below reflects the types of complex nanometer-scale semiconductors for which each HSIM configuration is most suitable.




[Graphic showing a diagram with a caption "Nassda Verification Space" and the vertical axis of which is labelled "Our Products" and "Verification Challenge" and the horizontal axis of which is labelled "Design Size". Inside the axis there are three columns, the first labelled "HSIM-SC" and showing rectangle labelled "Analog," the second column labelled "HSIM-MS" and containing overlapping rectangles labelled "Mixed-Signal SoC" and "High-performance, Low-power ASIC," and the third column of which is labelled "HSIM-XL" and containing a rectangle labelled "Memories"]


   Our HSIM-XL, the highest capacity configuration of HSIM, is designed for simulation of memories, SoCs and other large, complex designs containing 10 million transistors or more. The XL configuration of HSIM is also particularly well suited for simulation and analysis of high production volume chips where thorough verification of the design is crucial before large numbers of chips are produced. HSIM-XL's high capacity is designed to enable it to simulate complex nanometer-scale chips at both the pre-layout and the more computationally intensive post-layout phases of the semiconductor design flow.

   Our HSIM-MS configuration is designed to provide high speed simulation and analysis of mixed-signal designs and other circuits containing up to 10 million transistors. Relative to fast SPICE simulators, HSIM-MS operates significantly faster and with greater accuracy. Like HSIM-XL, HSIM-MS can be used to simulate chips at both the pre-layout and post-layout stages of the design flow, although post-layout simulation of very complex nanometer-scale designs may require HSIM-XL.

   Our HSIM-SC configuration is designed for rapid and accurate simulation of smaller analog and mixed- signal circuits of up to 100,000 transistors. HSIM-SC is used primarily during the initial design stages of these semiconductors.

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

Customers

   Our software has been licensed to over 100 organizations worldwide. Based upon revenues generated from our inception to September 30, 2001, the following table lists our top 20 end users and what we believe to be the types of designs for which they use HSIM.

End User                                          Communications    Memory       Analog      CPU/MCU
------------------------------------------------- -------------- ------------ ------------ ------------
Accelerant Networks, Inc.........................  (check mark)               (check mark)
Advanced Micro Devices, Inc......................  (check mark)  (check mark)              (check mark)
Atmel Corporation................................                (check mark)
Broadcom Corporation.............................  (check mark)  (check mark) (check mark)
Fujitsu Limited..................................  (check mark)  (check mark) (check mark) (check mark)
Hitachi, Ltd.....................................                (check mark)              (check mark)
Infineon Technologies AG.........................  (check mark)  (check mark)
Integrated Silicon Solution, Inc.................                (check mark)
Matsushita Electric Industrial Co., Ltd..........  (check mark)  (check mark) (check mark)
Micron Technology, Inc...........................                (check mark)
Mitsubishi Corporation...........................                (check mark)              (check mark)
Motorola Inc.....................................  (check mark)  (check mark)
Samsung Electronics Co., Ltd.....................                (check mark)
SanDisk Corporation..............................                (check mark)
Silicon Access Networks, Inc.....................  (check mark)  (check mark) (check mark)
STMicroelectronics...............................  (check mark)  (check mark) (check mark) (check mark)
Taiwan Semiconductor Manufacturing Company.......                (check mark) (check mark)
Toshiba Corporation..............................  (check mark)  (check mark) (check mark) (check mark)
VIA Technologies Inc.............................                                          (check mark)
Virage Logic Corporation.........................                (check mark)

   In fiscal 2001, Marubeni Solutions, our Japanese distributor, accounted for approximately 24.1% of our total revenue. In fiscal 2000, Marubeni Solutions accounted for approximately 36.9% of our total revenue and Micron Technology accounted for approximately 13.6% of our total revenue. In fiscal 1999, NanoAmp Solutions, Inc. accounted for approximately 56.5% of our total revenue and Rocketchips, Inc. accounted for approximately 43.5% of our total revenue. No other direct customer or distributor accounted for more than 10% of our total revenue during any of these periods.

Customer Case Studies

   Advanced Micro Devices. Advanced Micro Devices, Inc., or AMD, is a global supplier of semiconductors for the personal and networked computer and communications markets. AMD produces microprocessors, flash memories for devices such as mobile phones and handheld organizers, and support circuitry for communications and networking applications.

   Business Challenge. Because of the fast changes in the consumer marketplace, new flash memory products are introduced quickly. These flash memory products must also be manufactured in volume to meet AMD's customers' time-to-market needs. Detailed verification of new flash memory designs requires functional simulation and analysis of timing and power integrity across a wide range of environmental conditions and different memory operations. Existing tools were not delivering the speed, accuracy and capacity AMD required for these new, larger and more complex designs.

   Solution. AMD achieved greater speed and accuracy of results when AMD incorporated HSIM into its flash memory design flow. AMD also realized benefits from HSIM's more detailed analysis of timing, power and signal integrity, which delivered better designs with higher yield to AMD's products. AMD has deployed HSIM in its design centers worldwide and has had 18 successful tapeouts using functional verification with HSIM.

   Broadcom. Broadcom Corporation is a leading provider of highly integrated silicon solutions that enable broadband communications and networking of voice, video and data services.

   Business Challenge. Using the latest silicon technologies and advanced design methodologies, Broadcom designs, develops and supplies complete SoC solutions. Broadcom's design teams require advanced design tools in order to reduce their time-to-market while creating high performance and differentiated products. With the adoption of 0.13 micron technologies, Broadcom faced the challenge of verifying large and complex designs with mixed-signal and embedded memory content. These designs required fast and accurate power analysis and post-layout simulation of the impact of parasitic effects on the design.

   Solution. Broadcom adopted HSIM, which combined the speed, capacity and accuracy required for functional verification of Broadcom's advanced chip designs. Today, Broadcom employs HSIM throughout its organization for analysis and simulation of its most demanding SoCs.

   Mitsubishi. Mitsubishi Electric Corporation is one of the world's top dynamic random access memory, or DRAM, suppliers.

   Business Challenge. Mitsubishi realized that the tools it used for earlier generation designs were inadequate to meet the challenges it faced designing its 0.18 micron DRAM semiconductors and embedded DRAM cores. Mitsubishi recognized that both timing and power integrity were crucial concerns for complex nanometer-scale semiconductor design, as it became increasingly difficult to predict whether Mitsubishi's semiconductors would work as intended once manufactured.

   Solution. Mitsubishi chose to integrate HSIM into its design flow for 0.18 micron and for future 0.13 micron DRAM products to address power integrity problems. Mitsubishi is able to deliver even higher quality designs and better yield by performing full-chip analysis. Mitsubishi believes that the use of HSIM enables it to predict design success for nanometer-scale DRAMs.

   STMicroelectronics. STMicroelectronics is the world's sixth largest semiconductor company. STMicroelectronics designs, develops, manufactures and markets a broad range of semiconductors and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. STMicroelectronics is the second largest supplier of analog and mixed-signal application specific standard products and application specific integrated circuits.

   Business Challenge. In order to maintain its leadership in mixed-signal SoC products, STMicroelectronics must continue to innovate by developing designs that incorporate greater functionality and be manufactured in the latest 0.18 micron and 0.12 micron silicon technologies. The incorporation of embedded memories with a mix of analog and digital blocks requires full-chip analysis of circuit functionality, timing, power, design margin and signal integrity for achieving first silicon success.


   Solution. STMicroelectronics chose HSIM because of its speed, accuracy and capacity to simulate circuit behavior and analyze the cross-talk noise, supply voltage drops and analog/digital interface mismatch effects on circuit operation in STMicroelectronics' latest designs. STMicroelectronics now includes HSIM in its standard 0.18 micron and 0.12 micron design kits, and design teams on three continents routinely use HSIM in STMicroelectronics' production design flows. With HSIM, STMicroelectronics' design teams could achieve first silicon success. This was demonstrated by a recent tapeout of an advanced single chip image processor.

Technology

   Our software is designed to provide more accurate results, significantly higher capacity and faster speed through the following technologies:

    . Hierarchical database and simulation engine. We use a hierarchical database to store the design during simulation. Our hierarchical database technology delivers significant capacity improvements and reduces memory usage by storing repeated instances of identical subcircuits once and reusing them when required. Complex chips are typically created with a hierarchy in which the overall design is divided up into various subcircuits, many of which are used repeatedly within the design. When simulation and analysis is performed using previous simulation tools, however, this hierarchy is eliminated so that all instances of identical subcircuits are replicated and stored in memory while the simulation is running. As a result, simulation of large designs with previous simulation tools places a significant processing and memory usage burden on computing resources, particularly in the post-layout stage of design analysis. Analysis by previous simulation tools becomes computationally infeasible when designs consist of tens of millions of transistors. To accelerate simulation performance, our software reuses simulated behavior for identical subcircuits operating under almost identical conditions during a very short period of time.

    . Effective parasitic reduction. The interconnects for nanometer-scale semiconductors need to be modeled as collections of individual elements, or parasitic elements, such as resistors, capacitors and inductors. By simulating the parasitic effects, a designer can determine how those interactions are likely to interfere with the intended function of the design. As the number of transistors in the design increases and feature size decreases, the number of parasitic elements extracted from a given layout can increase substantially. Incorporation of the parasitic element data into a simulation may require billions of bytes of memory storage and can exceed the capacity of other simulation tools. Our parasitic reduction technology reduces the complexity of the parasitic data to improve simulation performance while retaining the desired accuracy.

    . Efficient signal integrity analysis. Our software is designed to accurately simulate noise problems caused by signal interaction among adjacent interconnects and the effects of electrical supply voltage drops on performance. Our software handles the introduction of these parasitic data without significant speed degradation as compared to previous simulation tools.

Customer Service and Support

   Our software is designed to be installed quickly and used effectively by our customers, thus minimizing the level of support required. However, our customers' design activities are highly complex. We believe that high quality user service and support are critical to the success of our business. We have developed, and expect to continue to improve, our comprehensive service and support organization to manage user accounts. We plan to expand existing and establish additional service and support sites outside of the United States to support customers in those markets.

   Our service and support organization assists customers with product evaluation, installation and configuration. Our service and support organization also assists customers to resolve issues that arise from their complex design tasks. We generally respond to user support requests quickly and provide supplemental software patches to address individual user design issues. Effective execution of these tasks requires highly skilled engineers familiar with our customers' design tasks and with third-party products that may be used by the user in conjunction with our software. We provide our support via electronic mail, our web site, facsimile, telephone and on-site as necessary.

Sales and Marketing

   We sell our software directly through our sales force in North America and Europe and indirectly through distributors in Asia. Direct sales were 53.4% of our total revenue in fiscal 2000 and 61.2% of our total revenue in fiscal 2001. We have recently expanded our direct sales force outside North America. Revenue attributable to sales outside North America accounted for 52.3% of our total revenue in fiscal 2000 and 51.0% of our total revenue in fiscal 2001. While we continue to seek to diversify our user base and expand the portion of our total revenue which is derived from direct sales, we anticipate that our operating results will continue to depend, to a lesser extent, on a relatively high volume of sales to a relatively small number of international distributors and other channel partners.

  Direct sales

   As of September 30, 2001, our direct sales and support staff consisted of 26 employees based in nine sales and support offices. We have domestic direct sales and support offices in Phoenix, Arizona; Santa Clara, California; Irvine, California; Cambridge, Massachusetts and Austin, Texas. We also have direct sales and/or support offices in Vancouver, Canada; Grenoble, France; Munich, Germany; and Taipei, Taiwan. Direct sales accounted for approximately 53.4% of our total revenue in fiscal 2000 and 61.2% of our total revenue in fiscal 2001. Our sales teams generally include sales managers and applications engineers for each territory. Our typical sales cycle ranges from three to six months and may be longer.

  Indirect sales

   In addition to our direct sales strategy, we have established indirect sales channels through distributors in Asia. Our relationships with distributors play a critical role in extending our reach to more customers. Revenue from distributors was approximately 46.6% of our total revenue in fiscal 2000 and 38.8% of our total revenue in fiscal 2001. Our distributors typically perform marketing, sales and technical support functions in their country or region. We typically agree with our distributors to grant the distributor exclusive rights to sell our software in a particular country or region. Our agreements with our distributors do not obligate the distributors to purchase or sell any minimum number of licenses of our software. Most arrangements provide incentives to the distributors to provide a small number of sales and support personnel dedicated to our software, provide basic support to end users and use their best efforts to jointly promote our software in their territory. We provide product enhancements and backup support for more complex questions and issues raised by end users who purchase our software through our distributors. Most of our distributorship arrangements are for a term of one year and are automatically renewed. Generally, either party may terminate the arrangement for a material default by the other party or by written notice given within a specified period prior to the end of each annual term.

   Revenue from Marubeni Solutions, our Japanese distributor, accounted for approximately 36.9% of our total revenue for fiscal 2000 and approximately 24.1% of our total revenue for fiscal 2001. Marubeni Solutions accounted for 17.0% of our accounts receivable at September 30, 2000 and 28.1% of our accounts receivable at September 30, 2001. In general, the terms of our distribution agreement with Marubeni Solutions are consistent with those typically granted to our other distributors. We renewed our agreement with Marubeni Solutions on October 1, 2001 for a one year period.

  Marketing

   We focus our marketing efforts to create awareness of our software and generate leads for our sales organization. Our strategy is to distinguish our software by its high capacity, accuracy and performance, ease-of-use, and time-to-market advantages. We employ a wide variety of communication channels to inform customers and potential customers about our software. These channels include our web site, print and web advertising, public relations, live seminars, trade shows and technical publications.

Research and Development

   We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional software and increasing the competitiveness of our software offerings. We have invested significant time and resources in creating a structured process for undertaking all product development projects. This process involves key functional groups within our company and is designed to provide a framework for defining and addressing the steps required to bring product concepts and development projects to market successfully. Our product development strategy emphasizes rapid innovation and product releases.

   We actively recruit engineers and software developers with expertise and degrees in computer science, semiconductor physics, electrical engineering and other engineering disciplines. As of September 30, 2001, we had 30 employees engaged in research and development activities, of whom 14 held doctorate degrees. Our research and development expenses were $544,000 in fiscal 1999, $2.3 million in fiscal 2000 and $5.1 million in fiscal 2001.

Proprietary Rights

   Our software relies on our internally developed intellectual property and other proprietary rights. We rely primarily on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property and other proprietary rights. However, we believe that these measures afford only limited protection. To date, we do not have any issued patents, but we have two patent applications pending before the United States Patent and Trademark Office. We have two registered trademarks, Nassda and HSIM. We also generally enter into confidentiality agreements with our employees and technical consultants. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our software or obtain and use information that we regard as proprietary. Policing unauthorized use of our software is difficult and we are unable to determine the extent to which piracy of our software exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as the laws of the United States. We are not aware that our software employs technologies that infringe any proprietary rights of third parties. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Except as described under the heading "Business -- Litigation," we are unaware of any claims that our software violates any other party's proprietary rights.

Competition

   We compete in markets that are intensely competitive and rapidly evolving. We face competition primarily from electronic design automation software product vendors that provide software suites to perform a variety of design functions for all types of semiconductors. We have experienced and expect to continue to experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.

   Companies offering competitive products vary in scope and breadth. Our competitors include providers of general purpose semiconductor design and verification software such as Avant!, Mentor Graphics, Synopsys and privately held companies. In addition, our software also competes with software developed internally by design groups of semiconductor companies. While all of these organizations compete with us, some also have cooperative marketing or sales relationships with us.

   We believe that the principal competitive factors in our market include:

    .  high performance and accuracy;

    .  short run time;

    .  ease of use;

    .  depth and breadth of product features;

    .  high quality user support;

    .  frequency of product updates;

    .  conformance to industry standards;

    .  interoperability; and

    .  price.

   We believe that we compete favorably on these factors. However, we expect competition in the electronic design automation software market for complex nanometer-scale semiconductors to increase significantly as new companies enter the market and current competitors expand their product lines and services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including greater resources that can be devoted to the development, promotion and sale of their products. In addition, these potential competitors may have more established sales channels, greater software development experience and/or greater name recognition.

Employees

   As of September 30, 2001, we had 64 full time employees, of whom 30 were engaged in research and development, 27 in sales, user support services and marketing, and 7 in finance, administration and operations. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

   Our principal offices consist of 11,058 square feet of leased office space in Santa Clara, California which house substantially all of our research and development and a majority of our domestic sales and support services employees, as well as all marketing, administration and finance employees. Our leases for 6,838 square feet of our Santa Clara location expire in February 2003 and our lease for the remaining 4,220 square feet expires in October 2003. We maintain leased sales or support offices, each of which is 1,600 square feet or less, in or near Phoenix, Arizona; Irvine, California; Austin, Texas; Cambridge, Massachusetts; Grenoble, France; Munich, Germany; and Taipei, Taiwan. We also have a support center in Vancouver, Canada. Other than the leases for our Santa Clara, California and Grenoble, France offices, none of the leases for our sales offices are of more than 12 months in duration. We expect that our current leased facilities will be sufficient for our needs over the next 12 months.

Litigation


   Synopsys has filed claims against us in state and federal court. These claims are based on the alleged facts and circumstances relating to the departure of our five founders from their employment at Synopsys, the founding of our company and the development of our HSIM product. Each of these founders and Dr. Wang became an employee of Synopsys when Synopsys acquired EPIC Design Technology, Inc. in February 1997. Dr. Wang left Synopsys' employment in March 1998 and served as a consultant to Synopsys until June 1998. Dr. Deng and our four other founders left Synopsys at approximately the same time in August 1998. Dr. Deng and our four other founders became employees of our company in August 1998. Dr. Wang became our employee in April 1999. At no time were Drs. Wang and Deng or our four other founders subject to a noncompetition agreement with Synopsys.



   In February 2000, Synopsys filed a complaint in the Superior Court of the State of California in the County of Santa Clara (Case No. CV787950) against us and An-Chang Deng, our President. The complaint alleged breach of contract, breach of fiduciary trust and diversion of corporate opportunity and constructive trust. In September 2001, Synopsys filed its second amended complaint, which added allegations of inducing/aiding and abetting breach of fiduciary duty, inducing/aiding and abetting diversion of corporate opportunity, misappropriation of trade secrets, civil conspiracy, breach of confidence and unfair competition, and added as individual defendants Sang Wang, our Chief Executive Officer and Chairman of our board of directors, and four of our other founders. Synopsys has not requested specific damages or relief to date. This action is in the discovery stage of the litigation. We believe that we have meritorious defenses to Synopsys' allegations and claims and we intend to continue to defend ourselves vigorously. However, because of the inherent uncertainty of litigation in general, and the fact that the discovery related to this litigation is ongoing, we cannot assure you that we will ultimately prevail. Should Synopsys ultimately succeed in the prosecution of its claims, we could be permanently enjoined from selling our software and deriving related maintenance revenue. In addition, we may be required to pay substantial monetary damages to Synopsys. Further, we could be enjoined preliminarily from selling our software during the course of the litigation. Litigation such as the suit Synopsys has brought against us can take years to resolve and can be expensive to defend. Although the final outcome of the litigation may not occur for some time, the parties periodically conduct evidence gathering, meet to discuss the status of the litigation and file motions and other requests for the court to act. The results of these periodic activities, particularly the court's decisions on current pending and future motions, could have the effect of determining the ultimate outcome of the litigation, either for or against us, prior to a trial on the merits, or strengthen or weaken our ability to assert claims and defenses. For example, the court recently denied motions brought by Synopsys for nonmonetary sanctions that sought to establish Synopsys' claims, prohibit us from introducing evidence, strike our affirmative defenses and waive our attorney client privilege. In addition, the court also recently denied a motion brought by Synopsys for injunctive relief that, if granted, could have prevented us from selling our product. If any of Synopsys' motions ultimately prevail, our ability to defend ourselves against the claims brought against us in this litigation could be severely limited. It is possible that our relationships with our customers will be seriously harmed in the future as a result of the Synopsys litigation. Accordingly, an adverse judgment, if entered on any Synopsys claim, could seriously harm our business, financial position and results of operations and cause our stock price to decline substantially. In addition, the Synopsys allegations and claims, even if ultimately determined to be without merit, could be time consuming to defend, result in costly litigation, divert our management's attention and resources, cause product shipment delays, or require us to enter into royalty or license agreements. These royalty or license agreements may not be available on terms acceptable to us, if at all, and the prosecution of the Synopsys allegations and claims could significantly harm our business, financial position and results of operations and cause our stock price to decline substantially.


   In May 2001, Synopsys filed a complaint in the United States District Court, Northern District of California, San Jose division, (Case No. CO1-20423 PVT) against us, alleging that our HSIM software infringes Synopsys U.S. Patent No. 5,878,053 entitled "Hierarchical Power Network Simulation and Analysis tool for reliability testing of Deep Submicron IC Designs." Synopsys has not requested specific damages or relief to date. In June 2001, we filed an answer to the complaint and a counterclaim alleging, among other things, that Synopsys' patent at issue is invalid and that Synopsys has engaged in monopolization and misappropriation of trade secrets. In our answer, we also maintained that we have not infringed the Synopsys patent and asked for a judicial determination that we are not liable under any of the theories Synopsys has asserted against us in the state court action. In response, Synopsys filed a motion to dismiss or stay our counterclaims, which we have opposed. The court dismissed the claim that Synopsys misappropriated trade secrets. We believe that we have meritorious defenses to Synopsys' claims, including that HSIM does not infringe Synopsys' patent, and we intend to defend ourselves vigorously. However, because of the high degree of complexity of the intellectual property at issue, the inherent uncertainties of litigation in general, and the preliminary nature of this litigation, we cannot assure you that we will ultimately prevail. In this regard, the United States District Court, Northern District of California, San Jose, has yet to hold a claim construction hearing to establish the meaning of the claims of the Synopsys patent at issue. The outcome of such a hearing could have a significant impact on the outcome of this dispute. Should Synopsys ultimately succeed in the prosecution of its claims, we could be permanently enjoined from selling our software and deriving related maintenance revenue. In addition, we may be required to pay substantial monetary damages to Synopsys. Further, we could be enjoined preliminarily from selling our software during the course of the litigation. Litigation such as the suit Synopsys has brought against us can take years to resolve and can be expensive to defend. Although the final outcome of the litigation may not occur for some time, the parties periodically conduct evidence gathering, meet to discuss the status of the litigation and file motions and other requests for the court to act. The results of these periodic activities, particularly the court's decisions on current pending and future motions, could have the effect of determining the ultimate outcome of the litigation, either for or against us, prior to a trial on the merits, or strengthen or weaken our ability to assert claims and defenses. It is possible that our relationships with our customers will be seriously harmed in the future as a result of the Synopsys litigation. Accordingly, an adverse judgment, if entered on any Synopsys claim, could seriously harm our business, financial position and results of operations and cause our stock price to decline substantially. In addition, the Synopsys allegations and claims, even if ultimately determined to be without merit, could be time consuming to defend, result in costly litigation, divert our management's attention and resources, cause product shipment delays, or require us to enter into royalty or license agreements. These royalty or license agreements may not be available on terms acceptable to us, if at all, and the prosecution of the Synopsys allegations and claims could significantly harm our business, financial position and results of operations and cause our stock price to decline substantially.

                                  MANAGEMENT

Executive Officers, Directors and Other Key Employees

   The names, ages and positions of our executive officers, directors and other key employees as of September 30, 2001 are as follows:

Name                               Age                    Position
----                               ---                    --------
Sang S. Wang, Ph.D................ 56  Chief Executive Officer and Chairman
An-Chang Deng, Ph.D............... 46  President, Chief Operating Officer and Director
Tammy S. Liu...................... 45  Chief Financial Officer and Vice President,
                                        Finance and Administration
John A. Yelinek................... 52  Vice President, Sales
Graham P. Bell.................... 45  Director, Marketing
Yen-Son Huang, Ph.D./(1,2)/....... 55  Director
Adam Kablanian/(1)/............... 42  Director
Edward C.V. Winn/(1,2)/........... 62  Director

--------
/(1)/Member of the Audit Committee
/(2)/Member of the Compensation Committee

   Sang S. Wang has served as our Chief Executive Officer and Chairman of the board of directors since April 1999. From March 1997 to March 1998, Dr. Wang served as Senior Vice President and Co-General Manager of the EPIC Technology Group of Synopsys and as a member of the board of directors of Synopsys. From September 1986 to February 1997, Dr. Wang served as Chairman and Chief Executive Officer of EPIC Design Technology, Inc., a publicly traded electronic design automation software company that was acquired by Synopsys in February 1997. Prior to co-founding EPIC Design Technology, Dr. Wang was a member of the senior technical staff and manager of computer aided design at Advanced Micro Devices. Dr. Wang also serves as a member of the board of directors of Virage Logic Corporation. Dr. Wang holds a B.S. in electrical engineering from National Taiwan University, a M.S. in physics from Ohio State University and a Ph.D. in electrical engineering from Stanford University.

   An-Chang Deng, one of our cofounders, served as our Chief Executive Officer from August 1998 to April 1999, Chief Financial Officer from August 1998 to September 2000 and President and Chief Operating Officer since August 1998. He has served on our board of directors since August 1998. From March 1997 to August 1998, Dr. Deng was Vice President of Research and Development of the EPIC Technology Group of Synopsys. From January 1992 to February 1997, Dr. Deng served as Vice President of Research and Development for EPIC Design Technology. From September 1989 to January 1992, Dr. Deng served as a developer of timing and analysis products at Cadence. From 1986 to September 1989, Dr. Deng was an assistant professor of electrical engineering at Texas A&M University. Dr. Deng holds a B.S. in electrical engineering from National Taiwan University, a M.S. in electrical engineering from the University of Notre Dame and a Ph.D. in electrical engineering and computer science from the University of California at Berkeley.

   Tammy S. Liu has served as our Chief Financial Officer, Vice President, Finance and Administration and Secretary since September 2000. From August 1997 to August 2000, Ms. Liu was an independent financial consultant for startup companies. From March 1997 to July 1997, Ms. Liu served as Interim Acting Chief Financial Officer of Synopsys. From January 1994 through February 1997, Ms. Liu served as Chief Financial Officer and Secretary of EPIC Design Technology. From January 1990 to September 1993, Ms. Liu served as Chief Financial Officer of PiE Design Systems, Inc., a manufacturer of system level verification tools. From 1988 to December 1989, she served as Corporate Controller of Plexus Computers, Inc., a manufacturer of image processing computers. Prior to 1988, Ms. Liu served in a variety of financial management positions at Cadence and Finnigan Corporation, a manufacturer of mass spectrometers. Ms. Liu holds a B.S. in accounting from Baruch College and an M.B.A. from Santa Clara University.

   John A. Yelinek has served as our Vice President, Sales since January 2000. From March 1997 to December 1999, Mr. Yelinek served as Vice President of Sales of the EPIC Technology Group of Synopsys. From November 1992 to March 1997, Mr. Yelinek served in a variety of positions with EPIC Design Technology, including Vice President, North American Sales. From 1983 to April 1992, Mr. Yelinek served in a variety of positions at Cadence, the most recent of which was Director of Integrated Circuit Sales. Mr. Yelinek holds a B.A. in biology from the University of California at San Diego.

   Graham P. Bell has served as our Director of Marketing since January 2001. From February 1999 to December 2000, Mr. Bell served as Director of Marketing of Averant, Inc., an electronic design automation software company. From February 1998 to February 1999, Mr. Bell served as a product line manager of the EPIC Technology Group of Synopsys. From September 1996 to December 1997, Mr. Bell served as a Marketing Manager of View Logic. From June 1995 to September 1996, Mr. Bell served as a cofounder of Avista Design Systems, Inc., a design verification software company. Mr. Bell holds a B.C.S. in computer science from Carleton University, Ottawa, Canada.

   Yen-Son Huang has served on our board of directors since March 2000. Since August 2000, Dr. Huang has served as Chief Executive Officer and Chairman of the board of directors of ForteMedia, a developer and manufacturer of noise free communications software. From April 1998 to July 2000, Dr. Huang served as Chief Executive Officer and Chairman of the board of directors of Novas Software, Inc., a logic debugging software company. From October 1997 to March 1998, Dr. Huang was a private investor and consultant. From January 1990 to June 1996, Dr. Huang served on the board of directors and in various management positions including Executive Vice President of Quickturn Design Systems, Inc., which was acquired by Cadence in 1999. From January 1990 to June 1993, Dr. Huang served as President of PiE Design Systems, Inc. Dr. Huang is a member of the board of directors of GRIC Communications, Inc., a provider of internet-based mobile office communications services. Dr. Huang holds a B.S. and a M.S. in electrical engineering from Chaio-Tung University, Taiwan, and a Ph.D. in electrical engineering and computer science from Santa Clara University.

   Adam Kablanian has served on our board of directors since April 2001. Mr. Kablanian has served as President and Chief Executive Officer and as a Director of Virage Logic since January 1996. From August 1994 to December 1995, Mr. Kablanian served as a department manager for LSI Logic Corporation, a semiconductor integrated device company. From April 1990 to January 1994, Mr. Kablanian was an engineering manager at Waferscale Integration, a designer of programmable system devices. Mr. Kablanian holds a B.A. in physics from the University of California at Berkeley and a M.S.C. in electrical engineering from Santa Clara University.

   Edward C.V. Winn has served on our board of directors since August 2001. Mr. Winn is retired. From March 1992 until his retirement in January 2000, Mr. Winn served in various capacities with TriQuint Semiconductor, Inc., a gallium arsenide semiconductor company, most recently as Executive Vice President, Finance and Administration, and Chief Financial Officer. From 1985 until December 1991, he served in various capacities with Avantek, Inc., a microwave semiconductor corporation, most recently as Product Group Vice President. Mr. Winn is also a director of Endwave Corporation, a supplier of radio frequency subsystems for broadband, wireless access systems, and OmniVision Technologies, Inc., a developer of single chip image sensors. Mr. Winn holds a B.S. in Physics from Rensselaer Polytechnic Institute and an M.B.A. from Harvard University.

   Our board of directors currently consists of five members, each of whom is currently subject to election at our annual meeting of stockholders. Our board of directors is able to change the number of directors without the approval of our stockholders. At the time of the closing of this offering, our board of directors will be divided into three classes, with each director serving a three year term and one class being elected at each year's annual meeting of stockholders. Drs. Wang and Huang will be in the class of directors whose initial term expires at the 2003 annual meeting of stockholders. Dr. Deng and Mr. Kablanian will be in the class of directors whose initial term expires at the 2004 annual meeting of stockholders. Mr. Winn will be in the class of directors whose initial term expires at the 2005 annual meeting of stockholders.

   Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Board Committees

   We have established an audit committee and a compensation committee. Dr. Huang and Messrs. Kablanian and Winn are members of the audit committee. Dr. Huang and Mr. Winn are members of the compensation committee. The audit committee reviews our internal accounting procedures, and consults with and reviews the services provided by our independent auditors. The compensation committee reviews and recommends to the board of directors the compensation and benefits for all of our officers, and establishes and reviews general policies relating to compensation and benefits of our other employees.

Director Compensation

   We do not currently pay our nonemployee directors any cash compensation for their service as members of our board of directors, except for reimbursement for reasonable travel expenses in connection with attendance at board and committee meetings. Under our 1998 stock option plan and our 2001 stock option plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors. After this offering is completed, nonemployee directors will receive stock options pursuant to the automatic option grant program in effect under the 2001 director option plan. See "-- Compensation Plans -- 2001 Director Option Plan" for more information about the automatic grant program.

Compensation Committee Interlocks and Insider Participation

   Our board of directors established its compensation committee in May 2001. Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

Executive Compensation

  Summary compensation information

   The following table sets forth in summary form information concerning the compensation we paid during fiscal 2000 and 2001 to our Chief Executive Officer and our other executive officers, each of whom earned more than $100,000 during fiscal 2001. In this prospectus, these individuals are referred to as the named executive officers.

                                                                                        Long-Term
                                                                                       Compensation
                                                                                          Awards
                                                                                       ------------


                                                             Annual Compensation        Securities
                                                 Fiscal ----------------------          Underlying   All Other
Name and Principal Position                       Year   Salary        Bonus             Options    Compensation
---------------------------                      ------ --------      --------         ------------ ------------
Sang S. Wang....................................  2001  $154,167      $529,800/(1)(7)/    26,666       $   --
 Chief Executive Officer and Chairman             2000    98,333       186,750           200,000        5,250/(2)/
An-Chang Deng...................................  2001   147,500       488,700/(3)(7)/    26,666           --
 President, Chief Operating Officer and Director  2000    98,333       162,750           200,000        5,250/(2)/
Tammy S. Liu....................................  2001   135,000       416,500/(4)(7)/    13,333           --
 Chief Financial Officer                          2000     3,462/(5)/   23,538/(5)/      680,000        3,000/(2)/
John A. Yelinek.................................  2001   102,083       478,560/(6)(7)/    66,666           --
 Vice President, Sales                            2000    60,645       195,023/(8)/      200,000        5,250/(2)/

--------
/(1)/ Consists of bonuses earned in fiscal 2001 of which $273,900 is payable in fiscal 2002 and $255,900 ispayable in fiscal 2003.

 /(2)/ Consists of 401(k) matching contributions.
 /(3)/ Consists of bonuses earned in fiscal 2001 of which $252,850 is payable in fiscal 2002 and $235,850 ispayable in fiscal 2003.
 /(4)/ Consists of bonuses earned in fiscal 2001 of which $215,750 is payable in fiscal 2002 and $200,750 ispayable in fiscal 2003.
 /(5)/ Ms. Liu became our Chief Financial Officer in September 2000.
 /(6)/ Includes sales commissions of $185,360 earned in fiscal 2001 and bonuses earned in fiscal 2001 of which$152,600 is payable in fiscal 2002 and $140,600 in fiscal 2003.
 /(7)/ See "-- Employment Agreements and Change in Control Arrangements."
 /(8)/ Includes commissions of $165,273 and a bonus of $29,750.

  Option grants in last fiscal year

   The following table sets forth, as to the named executive officers, information concerning stock options granted during fiscal 2001.

   The information regarding stock options granted to the named executive officers as a percentage of total options granted to employees in the fiscal year, as disclosed in the table, is based upon options to purchase an aggregate of 2,387,291 shares of common stock that were granted to all employees as a group, including the named executive officers under our 1998 stock option plan in fiscal 2001.





                                 Individual Grants
                ----------------------------------------------------
                                                                      Potential Realizable Value
                                                                              at Assumed
                Number of      Percent of                               Annual Rates of Stock
                Securities    Total Options                               Price Appreciation
                Underlying     Granted to     Exercise                     for Option Term
                 Options        Employees       Price      Expiration --------------------------
Name             Granted      During Period per Share/(1)/    Date         5%           10%
----            ----------    ------------- -------------  ----------   --------    ----------
Sang S. Wang...   26,666/(2)/      1.1%         $3.30       03/27/06  $218,302     $  298,515
An-Chang Deng..   26,666/(2)/      1.1%         $3.30       03/27/06   218,302        298,515
Tammy S. Liu...   13,333/(3)/      0.6%         $3.00       03/27/11   155,464        271,242
John A. Yelinek   66,666/(3)/      2.8%         $3.00       03/27/11   777,329      1,356,232

--------
 /(1)/ The potential realizable value is calculated based on the term for the option at the time of grant, which isassumed to be 10 years, and the assumed initial public offering price of $9.00. The assumed rates ofappreciation are prescribed by the Securities and Exchange Commission for illustrative purposes only and arenot intended to forecast or predict future stock prices. The potential realizable value at 5% and 10%appreciation is calculated by assuming that the estimated initial public offering price appreciates at theindicated rate for the entire term of the option and that the option is exercised at the exercise price and soldon the last day of its term at its appreciated price.
 /(2)/ These options were granted at 110% of fair market value on the date of grant and expire five years from theirdate of grant and are subject to continued service as an employee.
 /(3)/ These options were granted at 100% of fair market value on the date of grant, expire ten years from their dateof grant and are subject to continued service as an employee or consultant.

  Aggregated option exercises in last fiscal year and fiscal year end option values

   The following table sets forth information with respect to the named executive officers concerning option exercises for fiscal 2001 and exercisable and unexercisable options held as of September 30, 2001.

                                                          Number of Securities
                                                         Underlying Unexercised     Value of Unexercised
                                                               Options at          In-the-Money Options at
                                Shares                     September 30, 2001      September 30, 2001/(2)/
                               Acquired      Value      ------------------------- -------------------------
Name                          on Exercise Realized/(1)/ Exercisable Unexercisable Exercisable Unexercisable
----                          ----------- ------------  ----------- ------------- ----------- -------------
Sang S. Wang.................  2,040,000    $143,000       3,333       23,333       $18,998     $132,998
An-Chang Deng................    840,000      53,000       3,333       23,333        18,998      132,998
Tammy S. Liu.................    660,000          --       1,666       11,667         9,996       70,002
John A. Yelinek..............    200,000       5,000       8,333       58,333        49,998      349,998

--------
/(1)/ Equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paidfor such shares.
/(2)/ Equal to the assumed initial public offering price per share of $9.00, less the exercise price per sharemultiplied by the aggregate number of shares.

Employment Agreements and Change in Control Arrangements

   In September 2000, we entered into an employment agreement with Tammy S. Liu, our Chief Financial Officer and Secretary. Pursuant to the agreement, Ms. Liu received an initial annual salary of $120,000. In addition, Ms. Liu received an option to purchase 660,000 shares of common stock pursuant to our 1998 stock option plan, 25% of which vested after one year and 1/48th of which vest every month thereafter. However, an additional 12 months of options will vest if Ms. Liu's employment is terminated after a change of control of our company which occurs prior to the second anniversary of Ms. Liu's employment with our company. In addition, 100% of the option shares will vest if Ms. Liu's employment is terminated after a change of control of our company which occurs after the second anniversary of Ms. Liu's employment with our company. In December 2000, Ms. Liu exercised this option; however, the shares that were unvested at the time of exercise are subject to a right of repurchase by Nassda which lapses in the same manner as the option vests.

   In fiscal 2001, we awarded bonuses of an aggregate of $1.7 million payable to our named executive officers for their services in fiscal 2001. We will pay these bonuses over a two year period beginning October 2001 on specified schedules. If a named executive officer who provided services to us in fiscal 2001 is not employed by us on the date of a given bonus payment, we will pay the remaining unpaid amounts of the bonus to that named executive officer on December 15, 2005. Specifically, Dr. Wang is entitled to an aggregate of $529,800, Dr. Deng is entitled to an aggregate of $488,700, Ms. Liu is entitled to an aggregate of $416,500 and Mr. Yelinek is entitled to an aggregate of $293,200.

   Each of the named executive officers has orally agreed that he or she will not receive his or her base salary in fiscal 2002 and fiscal 2003. However, the payment of the bonus earned in fiscal 2001 is not contingent upon these persons receiving no base salaries or upon continued employment.

Compensation Plans

  1998 Stock Option Plan

   Our 1998 stock option plan was adopted by our board of directors in August 1998 and approved by our stockholders in September 1998. It was amended most recently in October 2000. A total of 11,069,197 shares of common stock have been reserved for issuance under our 1998 stock option plan and, after the effective date of this offering, we do not intend to grant additional options under the 1998 stock option plan. However, options outstanding under the 1998 stock option plan will continue and will be governed by the terms of the 1998 stock option plan.

   The 1998 stock option plan provides for grants of incentive stock options to our employees, including officers and employee directors, and nonstatutory stock options to our employees and consultants, including nonemployee directors. The purposes of our 1998 stock option plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants to our company, and to promote the success of our business. At the request of the board of directors, the compensation committee administers our 1998 stock option plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability of the options.

   The term of the options granted under the 1998 stock option plan is set forth in the option agreement. However, the term of an incentive stock option may not exceed 10 years and, in the case of an option granted to an optionee who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the 1998 stock option plan vest and become exercisable as set forth in each option agreement.

   With respect to any optionee who owns more than 10% of our outstanding stock, the exercise price of any stock option granted must be at least 110% of the fair market value of our common stock on the grant date.

   No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000.

   As of September 30, 2001, we had issued 4,549,867 shares of common stock upon the exercise of options granted under our 1998 stock option plan, we had outstanding options to purchase 5,350,587 shares of common stock at a weighted average exercise price of $1.47 per share and 1,168,743 shares remain available for future option grants under our 1998 stock option plan until the effective date of this offering. In October 2001, we granted options to purchase 542,654 shares of our common stock at an exercise price of $9.00 per share. As a result of these grants, 626,089 shares remained available for future option grants under our 1998 stock option plan until the effective date of this offering.

  2001 Stock Option Plan

   Our 2001 stock option plan was adopted by our board of directors in August 2001 and by our stockholders in September 2001. This plan will be effective upon the effective date of this offering. A total of 3,999,999 shares of common stock have been reserved for issuance under our 2001 stock option plan, together with an annual increase in the number of shares of common stock reserved under the plan beginning on the first day of our fiscal year, commencing October 1, 2002, in an amount equal to the lesser of:

    .  3,999,999 shares of common stock;

    . 6.0% of our outstanding shares of common stock on the last day of the prior fiscal year; or

    .  an amount determined by our board of directors.

   As a result of these annual increases, a maximum of 39,999,990 additional shares of common stock could be issued over the 10 year life of the 2001 stock option plan.

   The 2001 stock option plan provides for grants of incentive stock options to our employees, including officers and employee directors, and nonstatutory stock options to our consultants, including nonemployee directors. The purposes of our 2001 stock option plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees, directors and consultants to our company and to promote the success of our business. At the request of the board of directors, the compensation committee will administer our 2001 stock option plan and determine the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

   The term of the options granted under the 2001 stock option plan is set forth in the option agreement. However, the term of an incentive stock option may not exceed 10 years and, in the case of an option granted to an optionee who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the 2001 stock option plan vest and become exercisable as set forth in each option agreement.

   With respect to any optionee who owns more than 10% of our outstanding stock, the exercise price of any stock option granted must be at least 110% of the fair market value of our common stock on the grant date.

   No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. In any fiscal year, we may not grant any employee options to purchase more than 3,999,999 shares, or 2,000,000 additional shares in the case of an employee's initial employment.

   The 2001 stock option plan will terminate in August 2011, unless our board of directors terminates it sooner.

   As of September 30, 2001, we had neither granted any options nor issued any shares of common stock upon the exercise of options granted under our 2001 stock option plan, and 3,999,999 shares remain available for future option grants under our 2001 stock option plan.

  2001 Employee Stock Purchase Plan

   Our 2001 employee stock purchase plan was adopted by our board of directors in August 2001 and by our stockholders in September 2001. This plan will become effective upon the effective date of this offering. We have reserved a total of 666,667 shares of common stock for issuance under the 2001 employee stock purchase plan, together with an annual increase in the number of shares of common stock reserved under the plan beginning on the first day of our fiscal year, commencing October 1, 2002, in an amount equal to the lesser of:

    .  2,666,666 shares of common stock;

    . 5.0% of our outstanding common stock on the last day of the prior fiscal year; or

    .  an amount determined by our board of directors.

   As a result of these annual increases, a maximum of 24,666,661 additional shares of common stock could be sold over the 10 year life of the 2001 employee stock purchase plan.

   Our 2001 employee stock purchase plan will be administered by the board of directors and is intended to qualify under Section 423 of the Internal Revenue Code. Our employees, including our officers and employee directors but excluding employees who immediately after the grant would own capital stock and/or outstanding options to purchase capital stock representing 5% or more of our voting stock, are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. With respect to the initial offering period, each of our employees as of the effective date of the offering will be automatically enrolled in the plan with the maximum deduction. Our employees will be permitted to reduce or terminate participation in the employee stock purchase plan after this offering has closed and we have filed a registration statement related to the employee stock purchase plan. Our 2001 employee stock purchase plan will permit eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee's base salary or $25,000 per annum.

   Our 2001 employee stock purchase plan will be implemented in a series of overlapping 24 month offering periods, and each offering period consists of four six month purchase periods. The initial offering period under our employee stock purchase plan will begin on the effective date of this offering, and the subsequent offering periods will begin on the first trading day on or after May 1 and November 1 of each year. Each participant will be granted an option on the first day of the offering period and the option will be automatically exercised on the date six months later, the end of a purchase period, throughout the offering period. If the fair market value of our common stock on any purchase date is lower than the fair market value of our common stock on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from that offering period immediately after the exercise of their option on such purchase date and re-enrolled in the immediately following offering period. The purchase price of our common stock under our 2001 employee stock purchase plan will be 85% of the lesser of the fair market value per share on the start date of the offering period or at the end of the purchase period. Employees may end their participation in an offering period at any time, and their participation ends automatically on termination of employment with our company.

   Our 2001 employee stock purchase plan will terminate in August 2011, unless our board of directors terminates it sooner.

  2001 Director Option Plan

   Our 2001 director option plan was adopted by our board of directors in August 2001 and by our stockholders in September 2001. This plan will become effective upon the effective date of this offering. We have reserved a total of 266,667 shares of common stock for issuance under the 2001 director option plan, together with an annual increase in the number of shares of common stock reserved under the plan beginning on the first day of our fiscal year, commencing October 1, 2002, equal to the lesser of:

    .  100,000 shares of common stock;

    . 0.4% of the outstanding shares of our common stock on the last day of the prior fiscal year; or

    .  an amount determined by the board of directors.

   As a result of these annual increases, a maximum of 1,166,667 additional shares of common stock could be issued over the 10 year life of the 2001 director option plan.

   The option grants under the 2001 director option plan are automatic and nondiscretionary, and the exercise price of the options is 100% of the fair market value of our common stock on the grant date.

   Nonemployee directors are eligible for grants under our 2001 director option plan. The 2001 director option plan will provide for an initial grant to a new nonemployee director of an option to purchase 40,000 shares of common stock. Subsequent to the initial grants, each nonemployee director will be automatically granted an option to purchase 20,000 shares of common stock on October 1 of each year commencing on October 1, 2002. The 2001 director option plan will provide for a grant of options to purchase 20,000 shares of common stock to each of our nonemployee directors upon the effective date of this offering at a per share price equal to the initial public offering price.

   The term of the options granted under the 2001 director option plan is 10 years, but the options expire three months following the termination of the optionee's status as a director or 12 months if the termination is due to death or disability. The initial 40,000 share grants will become exercisable as to one-third of the shares on the date that is one year after the date of grant and 1/36th of the shares subject to the option will become exercisable monthly thereafter. The subsequent 20,000 share grants will become exercisable at the rate of 1/24th of the shares per month commencing on the date that is one year after the date of grant.

   The 2001 director option plan will terminate in August 2011, unless our board of directors terminates it sooner.

  401(k) Retirement Plan

   On January 1, 1999, we adopted the Nassda 401(k) Retirement Plan, which covers all of our eligible employees who are at least 21 years of age. The 401(k) Plan currently excludes from participation employees of affiliated employers, collectively bargained employees and nonresident alien employees. The 401(k) Plan is intended to qualify under Sections 401(a), 401(m) and 401(k) of the Internal Revenue Code and the 401(k) Plan trust is intended to qualify under Section 501(a) of the Internal Revenue Code. All contributions to the 401(k) Plan by eligible employees, and the investment earnings thereon, are not taxable to such employees until withdrawn and are 100% vested immediately. Our eligible employees may elect to reduce their current compensation up to the maximum statutorily prescribed annual limit, and to have such salary reductions contributed on their behalf to the 401(k) Plan. We made matching contributions to the 401(k) Plan of an aggregate of $79,000 in fiscal 2000. We did not make any matching contributions to the 401(k) Plan in fiscal 2001.

Limitations on Liability and Indemnification Matters

   Our certificate of incorporation limits the liability of our directors and officers for monetary damages for breach of their fiduciary duties to the maximum extent permitted by Delaware law. We may indemnify our other officers and employees and other agents to the fullest extent permitted by law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

    .  any breach of their duty of loyalty to our company or our stockholders;

    . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

    . any transaction from which the director derived an improper personal benefit.

   The limits on a director or officer's liability in our certificate of incorporation will not apply to liabilities arising under the federal securities laws and will not affect the availability of equitable remedies such as injunctive relief or rescission.

   We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We believe that the indemnification provisions of our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

   Prior to the effective time of this offering, we expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements will provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers.

   At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted, other than any obligations we may have related to the suits Synopsys has brought against us and several of our founders and officers. Nor are we aware of any other threatened litigation or other proceeding that might result in a claim for indemnification.

                          RELATED PARTY TRANSACTIONS

Stock Issuances to our Directors, Officers and Principal Stockholders

   In August 1998, we issued an aggregate of 7,600,000 shares of common stock at the then fair market value of $0.0025 per share to our five founders for aggregate proceeds of $19,000 pursuant to restricted stock purchase agreements. Those founders are Walter Chan, An-Chang Deng, Iouri Feinberg, Andrei Tcherniaev and Jeh-Fu Tuan. Pursuant to such agreements, 1,800,000 shares were fully vested as of the date of purchase, 600,000 shares became fully vested one year after the date of purchase and we had a right of repurchase of the remaining 5,200,000 shares, which generally lapses monthly over a period of four years from the date of purchase.

   In September 1998, we issued an aggregate of 4,199,998 shares of series A preferred stock at the then fair market value of $0.125 per share to An-Chang Deng and the family trust of Sang S. Wang and one additional party, for aggregate proceeds of $525,000.

   In May 1999, we issued an aggregate of 2,399,999 shares of series B preferred stock at the then fair market value of $0.625 per share for aggregate proceeds of $1,500,000, including 112,000 shares to An-Chang Deng, 895,999 shares to the family trust of Sang S. Wang, 64,000 shares to Tammy S. Liu and 80,000 shares to the family trust of Yen-Son Huang.

   On December 1, 2000 certain of our officers exercised options to purchase an aggregate of 3,740,000 shares of common stock pursuant to restricted stock purchase agreements as follows:

                                                       Number of   Price
     Name                                               Shares   Per Share
     ----                                              --------- ---------
     An-Chang Deng....................................   640,000  $0.025
                                                         200,000   0.075
     Tammy S. Liu.....................................   660,000    0.10
     Sang S. Wang..................................... 1,840,000   0.025
                                                         200,000   0.075
     John A. Yelinek..................................   200,000   0.075

   All of the shares subject to such option exercises are subject to a right of repurchase, at cost, that lapses over a four year period commencing at the rate of 25% after one year after the date of grant and ratably monthly thereafter, other than the 200,000 share grants to Drs. Deng and Wang which have a right of repurchase that lapses ratably over 48 months.

   Upon closing of this offering, all shares of outstanding convertible preferred stock will be automatically converted into shares of common stock on a one for one basis. The purchasers of our convertible preferred stock include the following holders of five percent or more of our securities and their affiliated entities, if any:

                                                       Shares of Convertible
                                                          Preferred Stock
                                                       ---------------------
     Investor                                           Series A    Series B
     --------                                           ---------   --------
     An-Chang Deng.................................... 1,000,000    112,000
     Wang Living Trust, Sang S. Wang.................. 3,199,998    880,000
     Andrei Tcherniaev................................        --     80,000
     Iouri Feinberg...................................        --     80,000
     Jeh-Fu Tuan......................................        --     80,000
     Walter Chan......................................        --     80,000

Option Grants to our Directors, Executive Officers and Key Employees

   Stock option grants to our directors, executive officers and key employees are described under the captions "Management -- Director Compensation" and " -- Executive Compensation." From August 1998 to October 30, 2001, we granted options to our directors and current executive officers, including the named executive officers, as follows:

                                                 Number of  Grant   Exercise
    Name                                          Shares    Date     Price
    ----                                         --------- -------- --------
    Sang S. Wang................................ 1,840,000 04/07/99  $0.025
                                                   200,000 05/03/00   0.075
                                                    26,666 03/27/01    3.30
    An-Chang Deng...............................   160,000 04/07/99   0.025
                                                   480,000 05/08/99   0.025
                                                   200,000 05/03/00   0.075
                                                    26,666 03/27/01    3.30
    Tammy S. Liu................................    20,000 03/10/00   0.075
                                                   660,000 09/20/00    0.10
                                                    13,333 03/27/01    3.00
    John A. Yelinek.............................   200,000 03/10/00   0.075
                                                    66,666 03/27/01    3.00
    Graham P. Bell..............................   106,666 01/25/01   1.875
    Yen-Son Huang...............................   159,999 03/10/00   0.075
    Adam Kablanian..............................    93,333 04/27/01   3.375
    Edward C.V. Winn............................    66,666 08/15/01    9.00

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of September 30, 2001, and as adjusted to reflect the sale of 5,000,000 shares of common stock in this offering, by the following:

    . each stockholder known by us to own beneficially more than 5% of our common stock;

    .  each of our executive officers named in the compensation table above;

    .  each of our directors; and

    .  all directors and executive officers as a group.

   Except as otherwise noted below, the address for those individuals for which an address is not otherwise indicated is c/o Nassda Corporation, 2975 Scott Boulevard, Suite 110, Santa Clara, California 95054.

   We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information furnished by such owners, have sole voting power and investment power with respect to such shares, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 18,749,864 shares of common stock outstanding as of September 30, 2001 and 23,749,864 shares of common stock outstanding upon completion of this offering.

   In computing the number of shares of common stock beneficially owned by a person and the percent ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2001. We did not deem these shares outstanding for purposes of computing the percent ownership of any other person.



                                                              Percentage of
                                                Number of   Shares Outstanding
                                                  Shares    -----------------
                                               Beneficially  Before    After
  Name and Address                                Owned     Offering  Offering
  ----------------                             ------------ --------  --------
  Sang S. Wang/(1)/...........................   6,124,442    32.7%     25.8%
  An-Chang Deng/(2)/..........................   4,956,444    26.4      20.9
  Andrei Tcherniaev/(3)/......................   1,494,721     8.0       6.3
  Iouri Feinberg/(4)/.........................   1,453,888     7.8       6.1
  Walter Chan/(5)/............................   1,468,888     7.8       6.2
  Jeh-Fu Tuan/(6)/............................   1,248,609     6.7       5.3
  Tammy S. Liu/(7)/...........................     746,222     4.0       3.1
  John A. Yelinek/(8)/........................     211,111     1.1         *
  Yen-Son Huang/(9)/..........................     146,666       *         *
  Adam Kablanian..............................          --       *         *
  Edward C.V. Winn............................          --       *         *
  All executive officers and directors as a
    group (7 persons)/(10)/...................  12,184,885    65.0      51.1

--------
   *   Less than 1% of the outstanding shares of common stock.
 /(1)/ Includes options to purchase 4,444 shares of common stock that may be exercised within 60 days of September 30, 2001 and 776,668 shares of common stock which are subject to a right of repurchase at cost within 60 days of September 30, 2001 in the event of the termination of Dr. Wang's employment with us. The right of repurchase lapses at a rate of approximately 42,500 shares of common stock per month. Also includes 4,079,998 shares of common stock held by Dr. Wang's family trust.
 /(2)/ Includes options to purchase 4,444 shares of common stock that may be exercised within 60 days of September 30, 2001 and 778,335 shares of common stock which are subject to a right of repurchase at cost within 60 days of September 30, 2001 in the event of the termination of Dr. Deng's employment with us. The right of repurchase lapses at a rate of approximately 59,167 shares of common stock per month. Includes 32,000 shares held by Dr. Deng as custodian for his sons and 16,000 shares held by Dr. Deng's brother.

 /(3)/ Includes 166,668 shares of common stock which are subject to a right of repurchase at cost within 60 days of September 30, 2001 in the event of the termination of Dr. Tcherniaev's employment with us. The right of repurchase lapses at a rate of approximately 16,667 shares of common stock per month. Includes options to purchase 95,554 shares of common stock that may be exercised within 60 days of September 30, 2001.
 /(4)/ Includes 166,668 shares of common stock which are subject to a right of repurchase at cost within 60 days of September 30, 2001 in the event of the termination of Mr. Feinberg's employment with us. The right of repurchase lapses at a rate of approximately 16,667 shares of common stock per month. Includes options to purchase 75,555 shares of common stock that may be exercised within 60 days of September 30, 2001.
 /(5)/ Includes 166,668 shares of common stock which are subject to a right of repurchase at cost within 60 days of September 30, 2001 in the event of the termination of Mr. Chan's employment with us. The right of repurchase lapses at a rate of approximately 16,667 shares of common stock per month. Includes 40,000 shares held by Mr. Chan's wife and 40,000 shares held by Mr. Chan's wife as custodian for his sons. Includes options to purchase 85,555 shares of common stock that may be exercised within 60 days of September 30, 2001.
 /(6)/ Includes 166,668 shares of common stock which are subject to a right of repurchase at cost within 60 days of September 30, 2001 in the event of the termination of Dr. Tuan's employment with us. The right of repurchase lapses at a rate of approximately 16,667 shares of common stock per month. Includes options to purchase 81,109 shares of common stock that may be exercised within 60 days of September 30, 2001.
 /(7)/ Includes 467,500 shares of common stock which are subject to repurchase at cost within 60 days of September 30, 2001 in the event of Ms. Liu's employment with us is terminated. The right of repurchase lapses at a rate of approximately 13,750 shares of common stock per month. Includes options to purchase 2,222 shares of common stock that may be exercised within 60 days of September 30, 2001.
 /(8)/ Includes options to purchase 11,111 shares of common stock that may be exercised within 60 days of September 30, 2001 and 108,333 shares of common stock which are subject to a right of repurchase at cost within 60 days of September 30, 2001 in the event of the termination of Mr. Yelinek's employment with us. The right of repurchase lapses at a rate of approximately 4,167 shares of common stock per month.
 /(9)/ Includes options to purchase 66,666 shares of common stock that may be exercised within 60 days of September 30, 2001.
/(10)/ Includes options to purchase 88,887 shares of common stock that may be exercised within 60 days of September 30, 2001.

                         DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

   Our authorized capital stock as of September 30, 2001 consisted of 110,000,000 shares of common stock, and 6,599,997 shares of preferred stock. As of September 30, 2001, there were outstanding 12,149,867 shares of common stock and 6,599,997 shares of preferred stock. These shares were held of record by a total of 54 stockholders, 18 of whom held our common stock.

   Upon the closing of this offering:

    . our certificate of incorporation will be amended and restated to provide for total authorized capital consisting of 10,000,000 shares of preferred stock; and

    . all outstanding shares of preferred stock will convert into common stock, and a total of 23,749,864 shares of common stock and no shares of preferred stock will be outstanding, based on the number of shares outstanding as of September 30, 2001 and assuming no exercise of the underwriters' over-allotment option.

  Common Stock

   Holders of shares of common stock are entitled to one vote per share upon all matters upon which stockholders have the right to vote and may cumulate their votes for the election of directors. Unless otherwise stated in our certificate of incorporation or bylaws, and in matters other than the election of directors, action by the stockholders requires the affirmative vote of the majority of shares of common stock, present in person or represented by proxy at a meeting. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive and share ratably in all assets remaining available for distribution to stockholders after payment of any preferential amounts to which the holders of preferred stock may be entitled. Our common stock has no preemptive rights and is not redeemable, assessable or entitled to the benefits of any sinking fund. Shares of our common stock are not convertible into any other security. All outstanding shares of our common stock are, and the common stock to be issued in this offering will be, validly issued, fully paid and non-assessable. The holders of our common stock are entitled to receive dividends as may be declared by our board of directors and paid out of legally available funds. We have no current plans to issue any cash dividends on our common stock.

  Preferred Stock

   Upon the closing of this offering, each outstanding share of preferred stock will automatically convert into one share of common stock. Pursuant to an amended and restated certificate of incorporation to be filed upon the closing date, a total of 10,000,000 shares of preferred stock will be authorized for issuance, none of which has been designated in any series. Our board of directors is authorized, without further stockholder action, to authorize and issue any of the 10,000,000 undesignated shares of preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, preemption rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences of such shares of our preferred stock. The issuance of any class or series of preferred stock could adversely affect the rights of the holders of common stock by restricting dividends on, diluting the power of, impairing the liquidation rights of common stock, or delaying, deferring or preventing a change in control of our company. We have no present plans to issue any preferred stock.

Registration Rights

   None of our stockholders have the right to require us to register their shares of our common or preferred stock.

Antitakeover Effects of Provisions of the Certificate of Incorporation, and Bylaws and of Delaware Law

   Upon the completion of this offering, a number of the provisions of Delaware law and our certificate of incorporation and bylaws could increase the difficulty of acquiring our company through a tender offer, a proxy contest or other means and removing of incumbent officers and directors. These provisions include our failure to opt out of the protections of Section 203 of the Delaware General Corporation Law, as described below, as well as our reservation of 10,000,000 shares of blank check preferred stock and our staggered board of directors. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging such proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

  Delaware Law

   Upon the completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

    . prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    . the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding:

       .  shares owned by persons who are directors and also officers; and

       . shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    . on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

   Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an antitakeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  Charter Documents

   Upon completion of this offering, our certificate of incorporation will provide for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. This provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our certificate of incorporation provides that directors may be removed:

    . with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock; or

    . without cause by the affirmative vote of the holders of at least 66 2/3% of the then outstanding shares of the voting stock.

   Upon completion of this offering, our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who:

    .  was a stockholder of record on the record date for the meeting;

    .  is entitled to vote at the meeting; and

    . has given to our corporate secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting.

   The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

   Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in our certificate of incorporation or bylaws. The following persons are authorized to call a special meeting of stockholders:

    .  a majority of our board of directors;

    .  the chairman of the board; or

    .  the chief executive officer.

   The limitation on the right of our stockholders to call a special meeting will make it more difficult for a stockholder to force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders. The restriction on the ability of stockholders to call a special meeting also will make it more difficult to replace the board until the next annual meeting.

   Although Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting, it also allows us to eliminate stockholder actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since actions by written consent are not subject to the minimum notice requirement of a stockholders meeting. However, we believe that the elimination of stockholders written consents may deter hostile takeover attempts. Without the availability of stockholders actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders meeting and satisfy the notice periods determined by the board of directors. Our certificate of incorporation will provide for the elimination of actions by written consent of stockholders upon the closing of this offering.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is EquiServe Trust Company N.A. which is located at 150 Royall Street, Canton, Massachusetts 02021. EquiServe Trust Company, N.A.'s telephone number is (781) 575-3120.

Listing

   We have applied to list our common stock on the Nasdaq National Market under the symbol NSDA.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of such sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

   After this offering, we will have outstanding 23,749,864 shares of common stock, based upon shares outstanding as of September 30, 2001, assuming no exercise of the underwriters' over-allotment option and no exercise outstanding options after September 30, 2001. All of the 5,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 18,749,864 shares of common stock held by existing stockholders are "restricted" shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below.

   Our officers, directors, employees and other stockholders, who collectively hold an aggregate of 18,749,864 restricted shares, and the underwriters entered into lockup agreements in connection with this offering. These lockup agreements provided that, with limited exceptions, our officers, directors, employees and stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period of 180 days after the effective date of this offering. Each of our officers and founders has also agreed that, until the 361st day after the effective date of this offering, he or she will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of 80% of the shares of our common stock that he or she holds on the effective date of this offering. Robertson Stephens, Inc. may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to any of these lockup agreements. We have also entered into an agreement with Robertson Stephens, Inc. that we will not offer, sell or otherwise dispose of any additional shares of our common stock until 181 days after the effective date of this offering.

   Taking into account the lockup agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

                                                                  Number of
   Date of Availability for Sale                                   Shares
   -----------------------------                                  ----------
   181 days after the effective date of this offering............  4,607,564
   361 days after the effective date of this offering............ 13,528,132
   At various times thereafter upon the lapse of certain rights
     of repurchase...............................................    614,168

   Following the expiration of the initial 180 day lockup period, shares issued upon exercise of options granted by us prior to the completion of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act unless those shares are held by one of our affiliates, directors or officers.

   Beginning 181 days after the date of this prospectus, approximately 1,720,514 additional shares subject to vested options will become available for sale in the public market in reliance on Rule 701 or pursuant to a registration statement on Form S-8.

   In general under Rule 144, a person, or persons whose shares are aggregated and who has beneficially owned shares for at least one year is entitled to sell within any three month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

    . 1% of the then outstanding shares of our common stock, or approximately 237,499 shares immediately after this offering; or

    . the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to the sale.

   Sales under Rule 144 are also subject to manner of sale provisions that require arm's length sales through a stockbroker, notices requirements with respect to sales by our officers, directors and greater than five percent stockholders and the availability of current public information about us. A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale who has beneficially owned his or her shares for at least two years is entitled to sell these shares pursuant to Rule 144(k) without regard to the limitations described above. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

   We cannot estimate the number of shares that will be sold under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Any future sale of substantial amounts of our common stock in the open market may adversely affect the market price of our common stock.

   Any of our employees or consultants who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus.

   We intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock that are subject to outstanding options or reserved for issuance under our 1998 Stock Option Plan, 2001 Stock Option Plan, 2001 Director Stock Plan and our 2001 Employee Stock Purchase Plan promptly after the date of this prospectus, thus permitting the resale of these shares by non affiliates in the public market without restriction under the Securities Act.

   None of our stockholders have rights requiring us to register their shares under the Securities Act.

                                 UNDERWRITING

   The underwriters named below, acting through their representatives, Robertson Stephens, Inc., SG Cowen Securities Corporation and UBS Warburg LLC, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock listed next to their names below. The underwriters are committed to purchase and pay for all shares, if any are purchased.

                                                                 Number of
     Underwriters                                                 Shares
     ------------                                                ---------
     Robertson Stephens, Inc....................................
     SG Cowen Securities Corporation............................
     UBS Warburg LLC............................................

     International Underwriters
     --------------------------
     Robertson Stephens International, Ltd......................
     Societe Generale...........................................
     UBS Warburg................................................
                                                                 ---------
        Total................................................... 5,000,000
                                                                 =========

   The underwriters will sell these shares to the public when and if the underwriters buy them from us. The underwriters are offering the common stock subject to a number of conditions, including:

    .  the underwriters' receipt and acceptance of the common stock from us; and

    .  the underwriters' right to reject orders in whole or in part.

   Robertson Stephens, Inc. expects to deliver the shares of common stock to
purchasers on       , 2001.

   Determination of offering price. Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include: the valuation multiples of publicly-traded companies that the representatives believe are comparable to us; our financial information; our history and prospects and the outlook for our industry; an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenue; the present state of our development and the progress of our business plan; and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

   An active trading market for our shares may not develop. Even if an active market does develop, the public price at which our shares trade in the future may be below the offering price.

   Discretionary accounts. The underwriters have advised us that they do not expect to sell more than 5% of the total number of shares in this offering to accounts over which they exercise discretionary authority.

   Over-allotment option. We have granted the underwriters an option to buy up to 750,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option only to the extent that they sell more than the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the effective date of this offering. To the extent that the underwriters exercise this option, the underwriters will be obligated to purchase the additional shares from us in the same proportions as they purchased the shares shown in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised.

   Underwriting discounts and commissions. The underwriting discount is the difference between the price the underwriters pay to us and the price at which the underwriters initially offer the shares to the public. The size of the underwriting discount is determined through an arms-length negotiation between us and the representatives. The following table shows the per share and total underwriting discount we will allow to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' over-allotment option described above:

                                                                                Total
                                                                      -------------------------
                                                                      No Exercise Full Exercise
                                                            Per Share  of Option    of Option
                                                            --------- ----------- -------------
Public offering price......................................     $          $            $
Underwriting discounts and commissions to be paid by us....     $          $            $
Proceeds, before expenses, to us...........................     $          $            $

   We estimate the expenses of this offering, not including the underwriting discounts and commissions, to be approximately $1.6 million and we will pay them.

   Dealers' compensation. The representatives have advised us that the underwriters propose to offer our shares to the public at the price specified on the cover page of this prospectus and to selected dealers at that price less
a concession of not more than $    per share after this offering, of which $
may be reallowed to other dealers. If all the shares are not sold at the public offering price, the representatives may reduce the public offering price concession and reallowance to dealers. This reduction will not affect the amount of proceeds that we receive.

   Indemnification of the underwriters. We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

   Lockup agreements. We and our executive officers, directors and substantially all of our stockholders have agreed not to sell or transfer any shares of our common stock until the day that is 181 days after the effective date of this offering, the lockup period, without first obtaining the written consent of Robertson Stephens, Inc. Specifically, we and these other individuals have agreed not to, directly or indirectly:

    . offer to sell, contract to sell, or otherwise sell or dispose of any shares of our common stock;

    . loan, pledge or grant any rights with respect to any shares of our common stock;

    . engage in any hedging or other transaction that might result in a disposition of shares of our common stock by anyone;

    .  execute any short sale, whether or not against the box; or

    . purchase, sell or grant any put or call option or other right with respect to our common stock or with respect to any security, other than a broad-based market basket, or index that includes, relates to or derives any significant part of its value from our common stock.

   In addition, each of our officers and founders has also agreed that from the 181st day after the effective date of this offering until the 361st day after the effective date of this offering, he or she will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of 80% of the shares of our common stock that he or she holds on the effective date of this offering.

   All of these lockup agreements apply to shares of our common stock and also to any options to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. These lockup agreements apply to all such securities that are owned or later acquired by the persons executing the agreements, except for securities acquired on the open market. In addition, we have agreed with Robertson Stephens, Inc. that, to the extent that we have separate lockup agreements with some of our stockholders, we will not consent to the stockholders' disposition of any shares subject to those separate lockup agreements prior to the expiration of the lockup period. However, Robertson Stephens, Inc. may release any of us from these agreements at any time during the lockup period and, with respect to our officers and founders, the next 180 day period, in its sole discretion and without prior notice, as to some or all of the shares covered by these agreements. Currently, there are no agreements between the representatives and us or any of our stockholders to release any of us from the lockup agreements during the lockup period and, with respect to our officers and founders, the next 180 day period.

   Stabilization and other transactions. The rules of the SEC generally prohibit the underwriters from trading in our common stock on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our common stock to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

    . Stabilizing transactions consist of bids or purchases made by the lead representative for the purpose of preventing or slowing a decline in the market price of our common stock while this offering is in progress.

    . Short sales and over-allotments occur when the representatives, on behalf of the underwriting syndicate, sell more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the representatives may exercise the over-allotment option described above and/or they may engage in syndicate covering transactions. For a more detailed discussion regarding short sales, see "-- Syndicate short sales" below.

    . Syndicate covering transactions are bids for or purchases of our common stock on the open market by the representatives on behalf of the underwriters in order to reduce a short position incurred by the representatives on behalf of the underwriters.

    . A penalty bid is an arrangement permitting the representatives to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by that underwriter was later repurchased by the representatives and therefore was not effectively sold to the public by such underwriter.

   If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

   Syndicate short sales. The representatives have advised us that, on behalf of the underwriters, they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 750,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchased shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described above, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

   Passive market making. Following the pricing of this offering, and until the commencement of any stabilizing bid, underwriters and dealers who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions. Passive market making is allowed during the period when the SEC's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percent of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

   Directed share program. At our request, the underwriters have reserved for sale as part of this underwritten offering, at the initial public offering price, up to 5% of the shares of our common stock offered by this prospectus for sale to certain persons with relationships with us, including business associates and customers. The number of shares of our common stock available for sale to the general public will be reduced to the extent those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering may be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. The shares sold in the directed share program will not be subject to a lock-up agreement.

   Online activities. A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending on the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

   In particular, a copy of this prospectus in electronic format may be made available on the internet web sites hosted by E*TRADE Securities, Inc. If so, E*TRADE will accept conditional offers to purchase shares from all of its customers that pass and complete an online eligibility profile. In the event that the demand for shares from the customers of E*TRADE exceeds the amounts allocated to E*TRADE, E*TRADE will use a random allocation methodology to distribute shares in even lots of 100 shares per user. Other than the prospectus in electronic format, information on these web sites is not a part of this prospectus and you should not rely on other information on these web sites in making a decision to invest in our shares.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California and for the underwriters by Morrison & Foerster LLP, Palo Alto, California. At the close of this offering, WS Investments, an investment company whose beneficiaries are some current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as individual attorneys at the firm, will beneficially own a total of 55,733 shares of our common stock.

                                    EXPERTS

   The consolidated financial statements of Nassda Corporation as of September 30, 2000 and 2001 and for the three years in the period ended September 30, 2001 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm, given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be inspected and copied at the public reference facilities that the SEC maintains at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the SEC's regional office located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available the reports and other information we have filed with the SEC.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the web site of the SEC referred to above.

   We intend to provide our stockholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

                      NASSDA CORPORATION AND SUBSIDIARIES

                  Index to Consolidated Financial Statements

                                                                                                    Page
                                                                                                    ----
Independent Auditors' Report....................................................................... F-2

Consolidated Balance Sheets as of September 30, 2000 and 2001...................................... F-3

Consolidated Statements of Operations for the Years Ended September 30, 1999, 2000 and 2001........ F-4

Consolidated Statements of Stockholders' Equity (Deficiency) and Comprehensive Income (Loss) for
  Years Ended September 30, 1999, 2000 and 2001.................................................... F-5

Consolidated Statements of Cash Flows for the Years Ended September 30, 1999, 2000 and 2001........ F-6

Notes to Consolidated Financial Statements for the Years Ended September 30, 1999, 2000 and 2001... F-7


                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Nassda Corporation:

   We have audited the accompanying consolidated balance sheets of Nassda Corporation and subsidiaries (the Company) as of September 30, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity (deficiency) and comprehensive income (loss), and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

/S/ DELOITTE & TOUCHE LLP

San Jose, California
October 8, 2001

                      NASSDA CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
              (In thousands, except share and per share amounts)



                                                                                                Pro Forma
                                                                              September 30,     (Note 1)
                                                                            ----------------  September 30,
                                                                             2000     2001        2001
                                                                            -------  -------  -------------
                                                                                               (unaudited)
                                  ASSETS
Current assets:
   Cash and cash equivalents............................................... $ 4,473  $ 5,655
   Short-term investments..................................................      --    6,520
   Accounts receivable, net of allowances $35 in 2000 and $112 in 2001.....     234    1,766
   Prepaid expenses and other current assets...............................     319      755
   Deferred income taxes...................................................     257    1,809
                                                                            -------  -------
       Total current assets................................................   5,283   16,505
Property and equipment, net................................................     226      891
Other assets...............................................................      58    1,453
                                                                            -------  -------
Total assets............................................................... $ 5,567  $18,849
                                                                            =======  =======

                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable........................................................ $    31  $   111
   Accrued liabilities.....................................................   2,393    5,370
   Deferred revenue........................................................     648    4,472
                                                                            -------  -------
       Total current liabilities...........................................   3,072    9,953
Long-term liabilities......................................................      --    1,709
                                                                            -------  -------
       Total liabilities...................................................   3,072   11,662
                                                                            -------  -------
Convertible preferred stock, 6,599,997 shares authorized:
   Series A, par value $0.001; 4,199,998 shares designated and outstanding
     (aggregate liquidation preference of $525)............................     525      525     $    --
   Series B, par value $0.001; 2,399,999 shares designated and outstanding
     (aggregate liquidation preference of $1,500)..........................   1,493    1,493          --
                                                                            -------  -------     -------
       Total convertible preferred stock...................................   2,018    2,018          --

Commitments and contingencies (Notes 5 and 11)

Stockholders' equity:
   Common stock, par value $0.001; 110,000,000 shares authorized; shares outstanding: 2000, 7,642,000; 2001, 12,149,867; pro forma
     18,749,864............................................................       8       12          19
   Additional paid-in capital..............................................   1,790    6,126       8,137
   Deferred stock-based compensation.......................................  (1,679)  (3,429)     (3,429)
   Accumulated other comprehensive income..................................      --       11          11
   Retained earnings.......................................................     358    2,449       2,449
                                                                            -------  -------     -------
       Total stockholders' equity..........................................     477    5,169     $ 7,187
                                                                            -------  -------     =======
Total liabilities and stockholders' equity................................. $ 5,567  $18,849
                                                                            =======  =======

                See notes to consolidated financial statements.

                      NASSDA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (In thousands, except per share amounts)

                                                  Years Ended September 30,
                                                  ------------------------
                                                   1999    2000     2001
                                                  ------  -------  -------
     Revenue:
        Product.................................. $  164  $ 5,710  $15,152
        Subscription.............................     --      596    4,009
        Maintenance..............................      2      464    2,782
                                                  ------  -------  -------
            Total revenue........................    166    6,770   21,943
     Cost of revenue:
        Cost of product revenue..................      4       37      308
        Cost of subscription revenue.............     --        8      121
        Cost of maintenance revenue..............     --       32      412
                                                  ------  -------  -------
     Gross profit................................    162    6,693   21,102
     Operating expenses:
        Research and development.................    544    2,318    5,107
        Sales and marketing......................    246    2,453    7,140
        General and administrative...............     13      427    3,355
        Stock-based compensation*................     --       97    2,369
                                                  ------  -------  -------
            Total operating expenses.............    803    5,295   17,971
                                                  ------  -------  -------
     Income (loss) from operations...............   (641)   1,398    3,131
     Interest income.............................     36      157      415
     Other income (expense), net.................     --        3       (1)
                                                  ------  -------  -------
     Income (loss) before income taxes...........   (605)   1,558    3,545
     Provision for income taxes..................     (1)    (556)  (1,454)
                                                  ------  -------  -------
     Net income (loss)........................... $ (606) $ 1,002  $ 2,091
                                                  ======  =======  =======
     Earnings (loss) per share:
        Basic.................................... $(0.21) $  0.22  $  0.28
                                                  ======  =======  =======
        Diluted.................................. $(0.21) $  0.06  $  0.10
                                                  ======  =======  =======
     Shares used in computing earnings per share:
        Basic....................................  2,829    4,467    7,461
                                                  ======  =======  =======
        Diluted..................................  2,829   17,878   21,616
                                                  ======  =======  =======
     *Stock-based compensation includes:
        Research and development................. $   --  $    42  $ 1,907
        Selling and marketing....................     --       38      233
        General and administrative...............     --       17      229
                                                  ------  -------  -------
            Total................................ $   --  $    97  $ 2,369
                                                  ======  =======  =======



                See notes to consolidated financial statements.

                      NASSDA CORPORATION AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                        AND COMPREHENSIVE INCOME (LOSS)
                     (In thousands, except share amounts)



                                                                     Accumulated    Retained           Compre-
                            Common Stock    Additional   Deferred       Other       Earnings           hensive
                          -----------------  Paid-In   Stock-Based  Comprehensive (Accumulated         Income
                            Shares   Amount  Capital   Compensation    Income       Deficit)   Total   (Loss)
                          ---------- ------ ---------- ------------ ------------- ------------ ------  -------
Balances, September 30,
  1998...................  7,600,000  $ 8     $   11     $    --         $--         $  (38)   $  (19) $
Net loss.................                                                              (606)     (606)   (606)
                          ----------  ---     ------     -------         ---         ------    ------  ------
Balances, September 30,
  1999...................  7,600,000    8         11          --          --           (644)     (625) $ (606)
                                                                                                       ======
Exercise of stock options     42,000               3                                                3
Issuance of common stock
  options to nonemployees                          7                                                7
Deferred stock-based
  compensation...........                      1,769      (1,769)                                  --
Amortization of employee
  deferred stock-based
  compensation...........                                     90                                   90
Net income...............                                                             1,002     1,002  $1,002
                          ----------  ---     ------     -------         ---         ------    ------  ------
Balance at September 30,
  2000...................  7,642,000    8      1,790      (1,679)         --            358       477  $1,002
                                                                                                       ======
Exercise of stock options  4,507,867    4        217                                              221
Deferred stock-based
  compensation...........                      2,472      (2,472)                                  --
Amortization of employee
  deferred stock-based
  compensation...........                                    722                                  722
Issuance of common stock
  options to nonemployees                      1,647                                            1,647
Unrealized gain on
  short-term investments.                                                 11                       11  $   11
Net income...............                                                             2,091     2,091   2,091
                          ----------  ---     ------     -------         ---         ------    ------  ------
Balances at September
  30, 2001............... 12,149,867  $12     $6,126     $(3,429)        $11         $2,449    $5,169  $2,102
                          ==========  ===     ======     =======         ===         ======    ======  ======

                See notes to consolidated financial statements.

                      NASSDA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                                 Years Ended September 30,
                                                                                 ------------------------
                                                                                  1999    2000     2001
                                                                                 ------  ------  --------
                                                                                        (Unaudited)
Operating activities:
   Net income (loss)............................................................ $ (606) $1,002  $  2,091
   Adjustments to reconcile net income (loss) to net cash provided by (used in)
     operating activities:
       Depreciation.............................................................     17      48       239
       Stock-based compensation.................................................     --      97     2,369
       Deferred income taxes....................................................     --    (274)   (2,915)
       Changes in operating assets and liabilities:
        Accounts receivable.....................................................   (132)   (102)   (1,532)
        Prepaid expenses and other current assets...............................    (36)   (282)     (436)
        Accounts payable........................................................    (14)     31        80
        Accrued liabilities.....................................................    223   2,170     2,977
        Deferred revenue........................................................     21     628     3,824
        Long-term liabilities...................................................     --      --     1,709
                                                                                 ------  ------  --------
          Net cash provided by (used in) operating activities...................   (527)  3,317     8,406
                                                                                 ------  ------  --------
Investing activities:
   Purchase of short-term investments...........................................     --      --   (11,017)
   Proceeds from maturity of short-term investments.............................     --      --     4,508
   Property and equipment purchases.............................................    (82)   (210)     (904)
   Other assets.................................................................     --     (41)      (32)
                                                                                 ------  ------  --------
          Net cash used in investing activities.................................    (82)   (251)   (7,445)
                                                                                 ------  ------  --------
Financing activities:
   Proceeds from issuance of preferred stock, net...............................  1,493      --        --
   Proceeds from issuance of common stock.......................................     --       3       221
                                                                                 ------  ------  --------
          Net cash provided by financing activities.............................  1,493       3       221
                                                                                 ------  ------  --------
Increase in cash and cash equivalents...........................................    884   3,069     1,182
Cash and cash equivalents, beginning of period..................................    520   1,404     4,473
                                                                                 ------  ------  --------
Cash and cash equivalents, end of period........................................ $1,404  $4,473  $  5,655
                                                                                 ======  ======  ========
Supplemental disclosures of cash flow information:
   Cash paid for income taxes................................................... $   --  $  626  $  2,855
                                                                                 ======  ======  ========
Supplemental disclosures of noncash activities:
   Unrealized gain on short-term investments.................................... $   --  $   --  $     11
                                                                                 ======  ======  ========
   Deferred stock-based compensation............................................ $   --  $1,769  $  2,472
                                                                                 ======  ======  ========


                See notes to consolidated financial statements.

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years Ended September 30, 1999, 2000 and 2001


1. Business and Summary of Significant Accounting Policies

   Business -- Nassda Corporation (the "Company") was incorporated in California on August 31, 1998 to provide full-chip circuit simulation and analysis software for the design and verification of complex nanometer-scale semiconductors. On August 15, 2001, the Board of Directors approved and, on September 11, 2001, the stockholders approved, the reincorporation of the Company in the State of Delaware. The reincorporation occurred on September 28, 2001. Accordingly, these consolidated financial statements give effect to the reincorporation.

   Basis of Presentation -- The consolidated financial statements include Nassda Corporation and its wholly owned subsidiaries. All significant intercompany accounts and intercompany profits have been eliminated.

   Unaudited Pro Forma Information -- Upon the closing of the planned initial public offering, each outstanding share of Series A convertible preferred stock and Series B convertible preferred stock (see Note 5) will convert into one share of common stock, for an aggregate of 6,599,997 additional shares from such conversion. The pro forma information in the accompanying balance sheets presents stockholders' equity as if the conversion had occurred at September 30, 2001.

   Fair Value of Financial Instruments -- Cash and cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates fair value due to the short maturity of these instruments.

   Certain Significant Risks and Uncertainties -- The Company is subject to certain risks and uncertainties and believes changes in any of the following areas could have a material adverse effect on the Company's future financial position or results of operations: ability to obtain additional financing; new product development, including market receptiveness; changes in overall demand for products and services offered by the Company; changes in customer relationships; litigation or claims against the Company based on intellectual property, patent, product regulatory or other factors; competition from other products; existing product obsolescence; general economic conditions; and the ability to attract and retain qualified employees.

   Concentration of Credit Risk -- Financial instruments that potentially subject the Company to concentration of credit risk consist of cash, cash equivalents, short-term investments and trade receivables. The Company maintains its cash, cash equivalents and short-term investments with high credit quality financial institutions. Credit risk is mitigated by the Company's credit evaluation process and reasonably short terms for collection. The Company does not require collateral or other security to support accounts receivable.

   Use of Estimates -- The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Equivalents -- The Company considers all highly liquid debt instruments with maturities of three months or less at date of purchase to be cash equivalents. The Company's cash equivalents are maintained with high quality credit institutions and their recorded cost approximates their fair market value.

   Short-Term Investments -- The Company classifies its short-term investments as available for sale. In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, instruments are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)


   Property and Equipment -- Property and equipment are stated at cost and are depreciated over their estimated useful lives of three years using the straight line method.

   Long-Lived Assets -- In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the discounted cash flows compared to the carrying amount. No impairment charge has been recorded in any of the periods presented.

   Software Development Costs -- Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Computer Software To Be Sold, Leased, or Otherwise Marketed. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

   Revenue Recognition -- The Company recognizes revenues in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, Software Revenue Recognition, as amended by SOP 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2, and SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions. The Company recognizes and reports revenue in three separate categories: product, subscription and maintenance. The Company's software does not require customization and has not generally required on-site implementation services for our customers to install and use them. As a result, the Company has not generated any professional service or consulting revenue.

      Product -- Product revenue is derived from perpetual licenses. Revenue is recognized upon meeting all of the following: execution of written purchase order, license agreement or contract; delivery of software and production license keys; the license fee is fixed and determinable; collectibility of proceeds is assessed as being probable; user acceptance periods, if any, have expired; and vendor specific objective evidence exists for any undelivered elements. Vendor specific objective evidence exists for maintenance based on the renewal rates. As the Company has not generally sold its perpetual licenses without maintenance, it uses the residual method to determine the allocation of revenue to the license portion of multiple-element arrangements.

      Subscription -- Subscription revenue is derived from time-based licenses. Time-based licenses are for a fixed period of time, typically one to three years. Revenue is recognized ratably over the period of each arrangement, as vendor specific objective evidence of the fair value of the maintenance is not established, and maintenance for these licenses is never sold separately from the license.

      Maintenance -- Fees for maintenance are billed in advance and included in deferred revenue and recognized ratably over the maintenance period on a straight line basis.

   For sales made through distributors, the Company recognizes revenue at the time the distributor reports to the Company that it has sold the software to the end user and all other revenue recognition criteria have been met. The Company records sales made through distributors as follows: based on amounts invoiced to the distributor if the distributor is the primary obligor in the arrangement, has latitude in establishing price and has

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)

credit risk; or based on amounts invoiced to the end customer (with the related commissions paid to the distributor reported as sales and marketing expense) if the Company is the primary obligor in the arrangement, has latitude in establishing price and has credit risk.

   Research and Development -- Research and development expenses are charged to operations as incurred.

   Stock-Based Compensation -- The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and all of its interpretations and presents pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation.

   The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which requires that the fair value of such instruments be recognized as an expense over the period in which the related services are received.

   Income Taxes -- The Company accounts for income taxes using an asset and liability approach. Deferred tax assets are recognized for future deductions and operating loss and credit carryforwards, net of a valuation allowance to reduce net deferred tax assets to amounts that are more likely than not to be realized.

   Earnings Per Share -- Basic earnings per share ("EPS") is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

   Foreign Currency Translation -- The functional currency of the Company's foreign subsidiary is the United States dollar. Accordingly, assets and liabilities are translated to United States dollars at the exchange rates in effect as of the balance sheet date, and results of operations are translated using the average rates in effect for the period presented. Transaction gains and losses, which are included in other income (expense) in the accompanying consolidated statements of operations, have not been significant.

   Comprehensive Income (Loss) -- In fiscal 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires an enterprise to report, by major components and as a single total, the change in net assets during the period from nonowner sources.

   Recently Issued Accounting Standards -- In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains and losses resulting from changes in the fair market values of those derivative instruments would be accounted for depending on the use of the instrument and whether it qualifies for hedge accounting. The Company adopted SFAS No. 133, as amended, on October 1, 2000. The adoption of this statement did not have an effect on the Company's financial position, results of operations or cash flows as the Company had no stand-alone or embedded derivatives at September 30, 2000 and historically had not entered into any derivative transactions to hedge currency or other exposures.

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)


   As a matter of policy, the Company does not currently enter into transactions involving derivative financial instruments. In the event the Company does enter into such transactions in the future, such items will be accounted for in accordance with SFAS No. 133, in which case the Company will formally document all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking such hedge transactions.

   In March 2000, the FASB issued Interpretation No. 44 (FIN No. 44), Accounting for Certain Transactions Involving Stock Compensation -- An Interpretation of APB Opinion No. 25. FIN No. 44 primarily clarifies (a) the definition of employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan,
(c) the accounting consequences of various modifications to the terms of a previously fixed stock option awards, and (d) the accounting for an exchange of stock compensation awards in a business combination. The Company adopted FIN No. 44 on July 1, 2000, except for provisions that relate to modifications that directly or indirectly reduce the exercise price of an award and the definition of an employee, which were effective after December 15, 1998. The adoption of FIN No. 44 did not have a material impact on the financial position, results of operations or cash flows of the Company.

   On July 20, 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. The Company adopted SFAS No. 141 and SFAS No. 142 for its fiscal year beginning October 1, 2001. Adoption of SFAS No. 141 and SFAS No. 142 had no impact on the financial position, results of operations or cash flows of the Company.

2. Investments

   The Company's available-for-sale investments are comprised of United States government obligations with maturities from date of purchase of less than one year. The Company uses the specific identification method for purposes of computing realized gains and losses. There were no realized gains or losses during the three years ended September 30, 2001. The cost basis and estimated fair values of available-for-sale investment securities are shown below (in thousands):

                                                               September 30,
                                                               -------------
                                                               2000   2001
                                                               ----  ------
   Amortized cost............................................. $ --  $6,502
   Gross unrealized gains.....................................   --      18
   Gross unrealized losses....................................   --      --
                                                               ----  ------
   Estimated fair values...................................... $ --  $6,520
                                                               ====  ======

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)


3. Property and Equipment

   Property and equipment consist of (in thousands):

                                                               September 30,
                                                               ------------
                                                               2000   2001
                                                               ----  ------
   Computer equipment......................................... $206  $  519
   Furniture and fixtures.....................................   57     295
   Software...................................................   28     381
                                                               ----  ------
                                                                291   1,195
   Less accumulated depreciation..............................  (65)   (304)
                                                               ----  ------
   Property and equipment, net................................ $226  $  891
                                                               ====  ======

4. Accrued Liabilities

   Accrued liabilities consist of (in thousands):

                                                               September 30,
                                                               -------------
                                                                2000   2001
                                                               ------ ------
   Accrued compensation and related benefits.................. $1,935 $3,089
   Income taxes payable.......................................     --  1,346
   Other......................................................    458    935
                                                               ------ ------
   Total...................................................... $2,393 $5,370
                                                               ====== ======

   During fiscal 2001, the Company accrued bonuses of $3,728,000 to be paid to its employees. The Company anticipates that approximately $2,019,000 will be paid during fiscal 2002, with the majority of the amount being paid in the first quarter of fiscal 2002, and the remaining $1,709,000 being paid during 2003. A majority of the fiscal 2003 amounts are expected to be paid in the first quarter of fiscal 2003. As such, $1,709,000 has been classified as a long-term liability. Employees whose employment by the Company terminates prior to the applicable payment date will receive the undistributed amounts on December 15, 2005.

5. Lease Commitments

   The Company leases its facilities under various noncancelable operating leases, which expire beginning in October 2003. Rent expense was $24,000 in fiscal 1999, $128,000 in fiscal 2000 and $365,000 in fiscal 2001. The aggregate future noncancelable minimum rentals or operating leases are as follows (in thousands):

      Year Ending September 30,
      -------------------------
        2002.......................................................... $467
        2003..........................................................  271
        2004..........................................................   14
                                                                       ----
                                                                       $752
                                                                       ====

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)

6. Convertible Preferred Stock

   On August 15, 2001, the Company's Board of Directors approved and, on September 11, 2001, the stockholders approved, the following matters:

    . A four-for-three stock split of the Company's common and preferred stock. All share and per share amounts reflected in the consolidated financial statements have been restated to give effect to the four-for-three stock split.

    . Authorization of 10,000,000 shares of undesignated preferred stock to be available for issuance concurrently with the effectiveness of the Company's planned initial public offering.

   On September 25, 1998, the Company issued 4,199,998 shares of Series A convertible preferred stock at $0.13 per share for aggregate proceeds of $525,000.

   On May 8, 1999, the Company issued 2,399,999 shares of Series B convertible preferred stock at $0.63 per share for aggregate proceeds of $1,493,000 (net of issuance costs of $7,000).

   Significant terms of the Series A and B convertible preferred stock are as follows:

    . Each share of Series A and B preferred stock is convertible, at the option of the holder, into one share of common stock (subject to adjustment for antidilution).

    . Each share will automatically convert into shares of common stock at the conversion price in effect for such shares upon the earlier of (i) the sale of common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the offering price of which is not less than $1.00 per share and $10,000,000 in the aggregate or (ii) the date specified by written consent or agreement of the holders of not less than two-thirds of the then outstanding shares of preferred stock.

    . Each share of Series A and B preferred stock has the right to the number of votes equivalent to the number of shares of common stock into which it is convertible.

    . Each share of Series A and B preferred stock is entitled to dividends, when and as declared by the Board of Directors of the Company. Such dividends are not cumulative.

    . In the event of liquidation, dissolution, sale of substantially all of the Company's assets or a change in control of the Company, the holders of Series A preferred stock are entitled to receive an amount equal to $0.13 per share and holders of Series B preferred stock are entitled to receive an amount equal to $0.63 per share. Both Series A and Series B preferred stockholders are also entitled to an amount equal to declared but unpaid dividends on each share. If there are any available funds and assets remaining after the payment or distribution to the holders of Series A and B preferred stock, the Company is required to distribute all remaining available funds and assets to all holders of Series A and Series B preferred stock and common stock in proportion to the number of common shares owned as if all preferred stock were converted.

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)


7. Stockholders' Equity (Deficiency)

  New Stock Plans

   On August 15, 2001, the Board of Directors approved, and on September 11, 2001 the stockholders approved, the following actions to occur concurrent with the effectiveness of the Company's planned initial public offering:

    .  Termination of the 1998 Stock Option Plan as to future option grants;

    . Adoption of the 2001 Stock Option Plan -- 3,999,999 shares of common stock were reserved for issuance under the 2001 Stock Option Plan. On October 1 of each year, starting with October 1, 2002, the number of shares in the reserve will increase by the lesser of 3,999,999 shares of common stock; 6.0% of outstanding shares of common stock on the last day of the previous fiscal year; or an amount determined by the Board of Directors. The plan will terminate in August 2011, unless the Board of Directors terminates it sooner.

    . Adoption of the 2001 Employee Stock Purchase Plan -- 666,667 shares of common stock were reserved for issuance under the 2001 Employee Stock Purchase Plan. Under the purchase plan, eligible employees are permitted to have salary withholdings of up to 15% of their compensation to purchase shares of common stock at a price equal to 85% of the lesser of lower of the fair market value per share of the stock on the start date of the offering period or the end of the purchase period. On October 1 of each year, starting with October 1, 2002, the number of shares in the reserve will increase by the lesser of 2,666,666 shares of common stock; 5.0% of outstanding shares of common stock on the last day of the previous fiscal year; or an amount determined by the Board of Directors. The plan will terminate in August 2011, unless the Board of Directors terminates it sooner.

    . Adoption of the 2001 Director Option Plan -- 266,667 shares of common stock were reserved for issuance under the 2001 Director Option Plan. On October 1 of each year, starting with October 1, 2002, the number of shares in the reserve will increase by the lesser of 100,000 shares of common stock; 0.4% of outstanding shares of common stock on the last day of the previous fiscal year; or an amount determined by the Board of Directors. The plan will terminate in August 2011, unless the Board of Directors terminates it sooner.

  Common Stock

   Common Stock issued to certain employees is subject to repurchase agreements whereby the Company has the option to repurchase the unvested shares upon termination of employment at the original issuance price. The number of shares subject to repurchase is generally reduced at a rate of 1/48th per month, with a certain amount being vested immediately. At September 30, 2001, 1,191,670 shares were subject to repurchase by the Company.

   At September 30, 2001, the Company has reserved the following shares of authorized but unissued common stock:

     Conversion of outstanding preferred stock..................  6,599,997
     1998 stock option plan.....................................  6,519,330
                                                                 ----------
     Total...................................................... 13,119,327
                                                                 ==========

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)


  1998 Stock Option Plan

   In 1998, the Company adopted a stock option plan (1998 plan), which includes both incentive and nonstatutory stock options. Under the 1998 plan, the Company may grant options to purchase up to 11,069,197 shares of common stock to employees, directors and service providers at prices not less than the fair market value at date of grant for incentive stock options and not less than 85% of fair market value for nonstatutory options. These options generally expire ten years from the date of grant and are generally exercisable at any time after the date of grant and when the shares are vested. Options granted to a person who, at the time of the grant, owns more than 10% of the voting power of all classes of stock shall be at no less than 110% of the fair market value and have a term of no more than 5 years. Incentive stock options and nonstatutory options generally vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter. Shares issued upon exercise prior to vesting are subject to a right of repurchase by the Company, which lapses according to the original option-vesting schedule. At September 30, 2001, 1,870,003 shares of common stock issued upon exercise of options under the 1998 plan are subject to repurchase by the Company.

   Option activity under the 1998 Stock Option Plan is as follows:

                                                                                          Weighted
                                                                                          Average
                                                                               Number     Exercise
                                                                              of Shares    Price
                                                                              ----------  --------
Balance, October 1, 1998.....................................................         --   $  --
Granted (weighted average fair value of $0.01 per share).....................  3,639,991    0.02
Exercised....................................................................         --      --
                                                                              ----------   -----
Outstanding, September 30, 1999 (no shares vested and exercisable)...........  3,639,991    0.02
Granted (weighted average fair value of $0.50 per share).....................  3,709,175    0.08
Exercised....................................................................    (42,000)   0.08
Canceled.....................................................................   (199,999)   0.02
                                                                              ----------   -----
Outstanding, September 30, 2000 (1,360,200 shares vested and exercisable at a
  weighted average exercise price of $0.03 per share)........................  7,107,167    0.05
Granted (weighted average fair value of $1.68 per share).....................  2,751,287    2.81
Exercised.................................................................... (4,507,867)   0.05
Canceled.....................................................................         --      --
                                                                              ----------   -----
Outstanding, September 30, 2001 (986,814 shares vested and exercisable at a
  weighted average exercise price of $0.67 per share)........................  5,350,587   $1.47
                                                                              ==========   =====

   At September 30, 2001, 1,168,743 options, were available for future grant under the 1998 plan.

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)


   Additional information regarding options outstanding as of September 30, 2001 was as follows:

                          Options Outstanding        Options Exercisable
                   --------------------------------- --------------------
                                 Weighted
                                 Average    Weighted             Weighted
                                Remaining   Average              Average
        Exercise     Number    Contractual  Exercise   Number    Exercise
         Prices    Outstanding Life (Years)  Price   Exercisable  Price
       ----------- ----------- ------------ -------- ----------- --------
       $0.02-$0.10  2,605,967      8.39      $ 0.07    687,921   $  0.06
           1.13       719,323      9.02        1.13     58,745      1.13
           1.88       551,993      8.21        1.88    107,998      1.88
           2.25       283,997      8.06        2.25     66,666      2.25
       $3.00-$3.38    853,312      9.21        3.16     65,484      3.03
           5.63       110,665      9.71        5.63         --        --
           6.38        46,666      9.80        6.38         --        --
           9.00       178,664      9.87        9.00         --        --
       -----------  ---------      ----      ------    -------   -------
       $0.02-$6.38  5,350,587      8.66      $ 1.47    986,814   $  0.67
       ===========  =========      ====      ======    =======   =======

  Additional Stock Plan Information

   As discussed in Note 1, the Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and its related interpretations. The Company uses the intrinsic value method in accounting for its stock-based compensation arrangements for employees, whereby compensation is recognized to the extent the fair value of the underlying common stock exceeds the exercise price of the stock options at the date of grant. Deferred stock-based compensation of $1,769,000 and $2,472,000 was recorded during fiscal 2000 and fiscal 2001, respectively, for the excess of the fair value of the common stock underlying the options at the grant date over the exercise price of the options. These amounts are being amortized on a straight line basis over the vesting period, generally four years. Amortization of deferred compensation related to employee grants was $90,000 and $722,000 for fiscal 2000 and fiscal 2001, respectively.

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)


   SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires the disclosure of pro forma net income had the Company adopted the fair value method. Under SFAS 123, the fair value of stock based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum value method and the following weighted average assumptions: expected life, 54 months; risk free interest rate, 5.5%, 6.2% and 5.5% in 1999, 2000 and 2001, respectively; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1999, 2000 and 2001 awards had been amortized to expense over the vesting period of the awards, pro forma net income (loss) would have been as follows (in thousands, except per share amounts):

                                       September 30,
                                   ---------------------
                                    1999    2000   2001
                                   ------  ------ ------
Net income (loss):
   As reported.................... $ (606) $1,002 $2,091
   Pro forma...................... $ (607) $  977 $1,787
Basic earnings (loss) per share:
   As reported.................... $(0.21) $ 0.22 $ 0.28
   Pro forma...................... $(0.21) $ 0.22 $ 0.24
Diluted earnings (loss) per share:
   As reported.................... $(0.21) $ 0.06 $ 0.10
   Pro forma...................... $(0.21) $ 0.05 $ 0.08

  Issuance of Stock Options to Nonemployees

   During fiscal 2000 and 2001, the Company issued under the 1998 Plan nonstatutory options to nonemployees for the purchase of 43,200 and 203,997 shares of common stock, respectively, at a weighted average exercise price of $0.08 and $1.89, respectively. Of these options, 43,200 and 6,667 shares subject to the grants, respectively, vested immediately. All of the options were valued or revalued using the Black-Scholes pricing model with the following weighted average assumptions: contractual life of ten years; risk free interest rate of 6.2% and 5.5%, respectively; volatility of 60% and 70%, respectively; and no dividends expected during the term. In accordance with SFAS No. 123 and its related interpretations, the Company accounted for these awards under the fair value method and as variable awards. Accordingly, the Company recorded compensation expense at the grant date equal to the fair value of the options and their vesting schedule (using the Black-Scholes option pricing model) and adjusted the compensation expense at the end of each period until the awards vested and became fixed. The expense recognized for fiscal 2000 and fiscal 2001 was $7,000 and $1,647,000, respectively. On August 15, 2001, the Company modified certain option grants to nonemployees which resulted in the options becoming fully vested on the date of modification. Accordingly, the expense recognized in fiscal 2001 includes the effect of this modification. All options were fully vested at September 30, 2001.

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)


8. Earnings (Loss) per Share

   The following table is a reconciliation of the numerators and denominators used in computing basic and diluted earnings per share (in thousands, except per share data):

                                                                                  Years Ended September 30,
                                                                                  -------------------------
                                                                                   1999     2000     2001
                                                                                  -------  -------  -------
Net income (loss) (numerator).................................................... $  (606) $ 1,002  $ 2,091
                                                                                  =======  =======  =======
Shares (denominator):
   Weighted average common shares outstanding....................................   7,600    7,608   11,257
   Weighted average common shares subject to repurchase..........................  (4,771)  (3,141)  (3,796)
                                                                                  -------  -------  -------
Shares used in basic computation.................................................   2,829    4,467    7,461
Weighted average common shares subject to repurchase.............................      --    3,141    3,796
Common shares issuable upon exercise of stock options (treasury stock method)....      --    3,670    3,759
Convertible preferred stock......................................................      --    6,600    6,600
                                                                                  -------  -------  -------
   Shares used in diluted computation............................................   2,829   17,878   21,616
                                                                                  =======  =======  =======
Basic earnings (loss) per share.................................................. $ (0.21) $  0.22  $  0.28
                                                                                  =======  =======  =======
Diluted earnings (loss) per share................................................ $ (0.21) $  0.06  $  0.10
                                                                                  =======  =======  =======

   For the above mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings (loss) per share in the future, but were excluded in the computation of diluted earnings (loss) per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following (in thousands):

                                                                Years Ended
                                                               September 30,
                                                              ----------------
                                                              1999  2000  2001
                                                              ----- ----- ----
  Convertible preferred stock................................ 6,600    --  --
  Shares of common stock subject to repurchase............... 3,792    --  --
  Outstanding options to purchase common stock ..............    -- 1,518 665

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)


9.  Income Taxes

   The income tax provision consists of the following (in thousands):

                                                     Years Ended September 30,
                                                     ------------------------
                                                      1999     2000     2001
                                                     ----      -----  -------
   Current:
      Federal....................................... $ --     $ 483   $ 3,433
      State.........................................    1       106       792
      Foreign.......................................   --       241       144
                                                      ----     -----  -------
                                                        1       830     4,369
   Deferred:
      Federal.......................................   --      (225)   (2,327)
      State.........................................   --       (49)     (588)
      Foreign.......................................   --        --        --
                                                      ----     -----  -------
                                                       --      (274)   (2,915)
                                                      ----     -----  -------
   Provision for income taxes....................... $  1     $ 556   $ 1,454
                                                      ====     =====  =======

   The amount of income tax recorded differs from the amount using the statutory federal income tax rate (35%) for the following reasons:

                                                      Years Ended September 30,
                                                      ------------------------
                                                       1999        2000   2001
                                                       -----       -----  ----
    Federal statutory tax (benefit)..................  (35.0)%     35.0%  35.0%
    State income taxes net of federal tax benefit....   (6.0)       2.3%   2.3
    Tax credits......................................     --       (3.9)  (3.2)
    Foreign withholding tax..........................     --       14.6    1.7
    Deferred stock-based compensation................     --        2.2    7.3
    Valuation allowance..............................   41.0      (14.4)    --
    ETI exclusion....................................     --         --   (3.7)
    Other............................................     --       (0.1)   1.6
                                                       -----       -----  ----
    Effective tax rate...............................     --%      35.7%  41.0%
                                                       =====       =====  ====

   Income (loss) before income taxes was as follows (in thousands):

                                                     Years Ended September 30,
                                                     -------------------------
                                                      1999      2000    2001
                                                      -----    ------  ------
   Domestic......................................... $(605)    $1,766  $3,434
   Foreign..........................................    --       (208)    111
                                                      -----    ------  ------
   Income (loss) before income taxes................ $(605)    $1,558  $3,545
                                                      =====    ======  ======

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)


   Significant components of the Company's net deferred tax assets were as follows (in thousands):

                                                                Years Ended
                                                               September 30,
                                                               ------------
                                                               2000   2001
                                                               ----  ------
   Deferred tax assets:
      Net operating loss carryforwards........................ $ 83  $   76
      Foreign tax credit carryover............................   31      --
      Accrued compensation....................................   42     818
      Reserves and accrued liabilities........................  124     113
      Deferred revenue........................................  164   1,673
      Stock compensation......................................   --     731
                                                               ----  ------
   Total deferred tax assets..................................  444   3,411
                                                               ----  ------
   Deferred tax liabilities:
      Depreciation and amortization...........................  (14)    (55)
      Prepaid expenses........................................  (73)    (91)
                                                               ----  ------
   Total deferred tax liabilities.............................  (87)   (146)
                                                               ----  ------
   Total net deferred tax asset...............................  357   3,265
   Valuation allowance........................................  (83)    (76)
                                                               ----  ------
   Net deferred tax assets.................................... $274  $3,189
                                                               ====  ======

   Current net deferred taxes at September 30, 2000 and 2001 were $257,000 and $1,809,000, respectively. Noncurrent net deferred tax assets at September 30, 2000 and 2001 of $17,000 and $1,380,000, respectively, were included in other assets.

   At September 30, 2001, the Company had foreign loss carryforwards of approximately $189,000, which expire in 2005. At September 30, 2001, the Company provided a valuation allowance of $76,000 related to foreign loss carryforwards based on the Company's evaluation of the likelihood of realization of future tax benefits resulting from these loss carryforwards.

   The valuation allowance decreased by $7,000 in fiscal 2001 primarily due to the release of valuation allowance against foreign deferred tax assets attributable to utilization of foreign net operating losses.

   Current federal and California state tax laws include substantial restrictions on the utilization of tax credits in the event of an ownership change of a corporation. Accordingly, the Company's ability to utilize tax credit carryforwards may be limited as a result of such ownership change as defined. Such a limitation could result in the expiration of carryforwards before they are utilized.

10. Employee Benefit Plan

   The Company has established a 401(k) tax deferred savings plan (the "401K Plan") which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. The Company may, at its discretion, make matching contributions to the Plan. Furthermore, the Company is responsible for administrative costs of the 401K Plan. The Company made contributions to the Plan for the year ended September 30, 2000 of approximately $79,000. The Company did not make any matching contributions in fiscal 2001.

                      NASSDA CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)


11. Contingencies

   In February 2000, a complaint was filed against the Company and its President alleging breach of contract, breach of fiduciary trust and diversion of corporate opportunity and constructive trust. In September 2001, a second amended complaint was filed which added allegations of inducing/aiding and abetting breach of fiduciary duty, inducing/aiding and abetting diversion of corporate opportunity, misappropriation of trade secrets, civil conspiracy, breach of confidence and unfair competition, and added as defendants the Chief Executive Officer and Chairman of the Board, and four other founders, each of whom was previously an employee of the plaintiff. This action is currently in discovery stage of litigation. The Company believes that it has meritorious defenses to the allegations and claims and intends to continue to defend itself vigorously. However, because of the inherent uncertainty of litigation in general, the Company cannot be assured that it will ultimately prevail. A preliminary injunction or final judgment rendered against the Company in this litigation would have a significant negative impact on its business and may prevent it from selling its software and may require it to pay substantial monetary damages to the plaintiff. In addition, the plaintiff's allegations and claims, even if ultimately determined to be without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays, or require the Company to enter into royalty or license agreements.

   In May 2001, the same plaintiff filed a complaint against the Company alleging that the Company's software, HSIM, infringes on a patent. In June 2001, the Company filed its answer to this complaint and a counterclaim. In the answer, the Company maintains that it has not infringed on the patent. The Company believes that it has meritorious defenses to the claim and intends to defend itself vigorously. However, because of the high degree of complexity of the intellectual property at issue and the inherent uncertainty of litigation in general, the Company cannot be assured that it will ultimately prevail. A preliminary injunction or final judgment rendered against the Company in this litigation would have a significant negative impact on its business and may prevent it from selling its software and may require it to pay substantial monetary damages to the plaintiff. In addition, the plaintiff's allegations and claims, even if ultimately determined to be without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays, or require the Company to enter into royalty or license agreements.

12. Customer and Geographic Information

   The Company operates in one reportable segment to provide full-chip circuit simulation and analysis software solutions for the design and verification of complex nanometer-scale semiconductors. The nature the Company's product and production process, as well as type of customers and distribution methods are consistent throughout the Company.

   Revenue from customers by geographic area was as follows (in thousands):

                                                  Years Ended September 30,
                                                  -------------------------
                                                   1999    2000     2001
                                                  ----    ------   -------
     Revenue:
        United States............................ $166   $3,230   $10,745
        Japan....................................   --    2,498     5,296
        Other....................................   --    1,042     5,902
                                                   ----   ------   -------
                                                  $166   $6,770   $21,943
                                                   ====   ======   =======

                       NASSDA CORPORATION AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Years Ended September 30, 1999, 2000 and 2001--(Continued)


   For fiscal 2000, all of the Company's long-lived assets were located within the United States. For fiscal 2001, the long-lived assets located outside the United States with the Company's foreign subsidiaries totaled approximately $50,000 and the remainder were located within the United States.

   The Company had revenue from individual customers in excess of 10% of revenues as follows:

                                                           Years Ended
                                                          September 30,
                                                          -------------
        Customer                                          1999 2000 2001
        --------                                          ---- ---- ----
        A................................................  57%  --   --
        B................................................  43%  --   --
        C*...............................................  --   37%  24%
        D................................................  --   14%  --

--------
* Distributor

   The Company had accounts receivable from individual customers in excess of 10% of gross accounts receivable as follows:

                                                                 As of
                                                             September 30,
                                                             ------------
         Customer                                            2000     2001
         --------                                            ----     ----
         A..................................................  --       --
         B..................................................  --       --
         C*.................................................  17%      28%
         D..................................................  57%      --
         E..................................................  18%      --
         F..................................................  --       20%

--------
* Distributor

                            [Inside back cover blank]

[LOGO OF NASSDA]

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.


                SUBJECT TO COMPLETION, DATED NOVEMBER 28, 2001.



                                [LOGO OF NASSDA]

                               5,000,000 Shares
                                 Common Stock

   Nassda Corporation is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our common stock. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "NSDA." We anticipate that the initial public offering price will be between $8 and $10 per share.

                             ---------------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 9.

                             ---------------------

                                                                   Per
                                                                  Share Total
                                                                  ----- -----
   Public Offering Price.........................................   $     $
   Underwriting Discounts and Commissions........................   $     $
   Proceeds to Nassda Corporation................................   $     $

   Delivery of the shares will be made on or about   , 2001.

   The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   Nassda Corporation has granted the underwriters a 30 day option to purchase up to an additional 750,000 shares to cover over-allotments.

                             ---------------------

Robertson Stephens International
                                                                       SG Cowen

                                  UBS Warburg

                  The date of this Prospectus is      , 2001.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market System listing fee.

     SEC Registration Fee....................................... $   14,375
     NASD Filing Fee............................................      6,250
     Nasdaq National Market Listing Fee.........................     90,000
     Printing Costs.............................................    300,000
     Legal Fees and Expenses....................................    650,000
     Accounting Fees and Expenses...............................    500,000
     Transfer Agent and Registrar Fees..........................     15,000
     Miscellaneous..............................................     24,375
                                                                 ----------
        Total................................................... $1,600,000
                                                                 ==========

Item 14. Indemnification of Directors and Officers.

   The Registrant is subject to Section 145 of the Delaware General Corporation Law ("Section 145"). Section 145 permits indemnification of officers and directors of the Registrant under certain conditions and subject to certain limitations, but in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145. Article VI, Section 6.1, of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law, including proceedings under the Securities Act or the Exchange Act. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant's request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant Section of the Delaware General Corporation Law.

   As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omission not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of Stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws. Prior to the effective date of this offering, the Registrant will enter into indemnification agreements with each of its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Registrant (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Registrant or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Registrant to advance to the individual and any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Registrant copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

   The Registrant intends to enter into additional indemnification agreements with each of its directors and executive officers to effectuate these indemnity provisions and to purchase directors' and officers' liability insurance.

   In addition to the foregoing, the Underwriting Agreement contains certain provisions by which the Underwriters have agreed to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant, each officer of the Registrant who signs the Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriters for use in the Registration Statement.

   At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant, other than any obligations we may have related to the suits Synopsys has brought against us and several of our founders and officers.

Item 15. Recent Sales of Unregistered Securities.

   Since our incorporation in August 1998, we have sold and issued the following securities:

    1. In August 1998, the Registrant issued an aggregate of 7,600,000 shares of common at the then fair market value of $0.0025 per share to five purchasers for aggregate proceeds of $19,000 pursuant to Section 4(2) of the Securities Act.

    2. In September 1998, the Registrant issued an aggregate of 4,199,998 shares of Series A Preferred Stock at the then fair market value of $0.125 per share to three persons for aggregate proceeds of $525,000.00 pursuant to Section 4(2) of the Securities Act.

    3. In May 1999, the Registrant issued an aggregate of 2,399,999 shares of Series B Preferred Stock at the then fair market value of $0.625 per share for aggregate proceeds of $1,500,000.00, to 36 investors pursuant to Section 4(2) of the Securities Act.

    4. Pursuant to Rule 701 promulgated under the Securities Act, from September 1998 to October 25, 2001, the Registrant issued and sold 4,551,867 shares of common stock to employees and consultants for aggregate consideration of approximately $224,274 upon the exercise of stock options pursuant to the Registrant's 1998 Stock Option Plan.

   The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

  (a) Exhibits


 1.1     Form of Underwriting Agreement

 3.1*    Certificate of Incorporation of the Registrant, as currently in effect

 3.1.1*  Form of Amended and Restated Certificate of Incorporation of the Registrant to be filed after the closing of this offering made under this Registration Statement

 3.2*    Bylaws of the Registrant

 4.1*    Specimen Common Stock Certificate

 5.1*    Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1*    Form of Indemnification Agreement between the Registrant and each of its directors and officers

10.2*    Amended and Restated 1998 Stock Option Plan

10.2.1*  Form of Stock Option Agreement under the 1998 Stock Option Plan

10.3*    2001 Stock Option Plan

10.3.1*  Form of Stock Option Agreement under the 2001 Stock Option Plan

10.4*    2001 Director Option Plan

10.4.1*  Form of Director Option Agreement under 2001 Director Option Plan

10.5*    2001 Employee Stock Purchase Plan

10.5.1*  Form of Subscription Agreement under the 2001 Employee Stock Purchase Plan

10.6*    Letter of Employment dated September 15, 2000 between the Registrant and Tammy
         Shu-Hua Liu

10.7*    Lease dated January 18, 2000 between the Registrant and Scott Boulevard Assoc. for the premises located at 2975 Scott Boulevard, Suite 109, Santa Clara, California

10.7.1*  Lease dated January 18, 2000 between the Registrant and Scott Boulevard Assoc. for the premises located at 2975 Scott Boulevard, Suite 110, Santa Clara, California

10.7.2*  Lease dated June 20, 2001 between the Registrant and Scott Boulevard Assoc. for the premises located at 2975 Scott Boulevard, Suite 205, Santa Clara, California

10.8+*   Exclusive Distributor Agreement dated October 1, 1999 between the Registrant and Marubeni
         Solutions Corporation

10.8.1+* Amendment dated November 21, 2000 to Exclusive Distributor Agreement dated October 1,
         1999 between the Registrant and Marubeni Solutions Corporation

21.1     Subsidiaries

23.1     Independent Auditors' Consent

23.2*    Consent of Counsel (included in Exhibit 5.1)

24.1*    Power of Attorney (see signature page)

--------
 * Previously filed.


 + Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.46.

  (b) Financial Statement Schedules

  Schedule II--Valuation And Qualifying Accounts

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 3 to this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 28th day of November 2001.


                                          NASSDA CORPORATION

                                          By:      /s/ Sang S. Wang
                                            -----------------------------------
                                                        Sang S. Wang
                                                Chief Executive Officer and
                                                        Chairman of
                                                   the Board of Directors

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                             Title                       Date
        ---------                             -----                       ----

    /s/ Sang S. Wang           Chief Executive Officer and          November 28, 2001
-------------------------        Chairman of the Board of Directors
      Sang S. Wang               (Principal Executive Officer)

      An-Chang Deng*           President, Chief Operating Officer   November 28, 2001
-------------------------        and Director
      An-Chang Deng

    /s/ Tammy S. Liu           Chief Financial Officer              November 28, 2001
-------------------------        (Principal Financial and
      Tammy S. Liu               Accounting Officer)

      Yen-Son Huang*           Director                             November 28, 2001
-------------------------
      Yen-Son Huang

      Adam Kablanian*          Director                             November 28, 2001
-------------------------
     Adam Kablanian

     Edward C.V. Winn*         Director                             November 28, 2001
-------------------------
    Edward C.V. Winn

* By:    /s/ Tammy S. Liu
     --------------------
      Tammy S. Liu
     Attorney-in-Fact

                   INDEPENDENT AUDITOR'S REPORT ON SCHEDULE

To the Board of Directors and Stockholders of Nassda Corporation:

   We have audited the consolidated financial statements of Nassda Corporation and subsidiary (the Company) for each of the three years in the period ended September 30, 2001, and have issued our report thereon dated October 8, 2001 (included elsewhere in this registration statement). Our audits also included the financial statement schedule of the Company, listed in Item 16(b). The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ DELOITTE & TOUCHE LLP

San Jose, California
October 8, 2001

                                  SCHEDULE II
                              NASSDA CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                (in thousands)

                                        Balance at  Charged to
                                       Beginning of  Cost and   Deductions/   Balance at
                                          Period     Expenses  End of Period End of Period
                                       ------------ ---------- ------------- -------------
Year ended September 30, 1999
  Allowance for doubtful accounts.....     $ --        $ --        $ --          $ --
Year ended September 30, 2000
  Allowance for doubtful accounts.....       --          35          --            35
Year ended September 30, 2001
  Allowance for doubtful accounts.....       35         100         (23)          112

                                 EXHIBIT INDEX


Exhibit
Number                                        Description of Document
------                                        -----------------------
 1.1     Form of Underwriting Agreement

 3.1*    Certificate of Incorporation of the Registrant, as currently in effect

 3.1.1*  Form of Amended and Restated Certificate of Incorporation of the Registrant to be filed after the closing of this offering made under this Registration Statement

 3.2*    Bylaws of the Registrant

 4.1*    Specimen Common Stock Certificate

 5.1*    Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1*    Form of Indemnification Agreement between the Registrant and each of its directors and officers

10.2*    Amended and Restated 1998 Stock Option Plan

10.2.1*  Form of Stock Option Agreement under the 1998 Stock Option Plan

10.3*    2001 Stock Option Plan

10.3.1*  Form of Stock Option Agreement under the 2001 Stock Option Plan

10.4*    2001 Director Option Plan

10.4.1*  Form of Director Option Agreement under 2001 Director Option Plan

10.5*    2001 Employee Stock Purchase Plan

10.5.1*  Form of Subscription Agreement under the 2001 Employee Stock Purchase Plan

10.6*    Letter of Employment dated September 15, 2000 between the Registrant and Tammy Shu-Hua Liu

10.7*    Lease dated January 18, 2000 between the Registrant and Scott Boulevard Assoc. for the premises located at 2975 Scott Boulevard, Suite 109, Santa Clara, California

10.7.1*  Lease dated January 18, 2000 between the Registrant and Scott Boulevard Assoc. for the premises located at 2975 Scott Boulevard, Suite 110, Santa Clara, California

10.7.2*  Lease dated June 20, 2001 between the Registrant and Scott Boulevard Assoc. for the premises located at 2975 Scott Boulevard, Suite 205, Santa Clara, California

10.8+*   Exclusive Distributor Agreement dated October 1, 1999 between the Registrant and Marubeni
         Solutions Corporation

10.8.1+* Amendment dated November 21, 2000 to Exclusive Distributor Agreement dated October 1, 1999 between the Registrant and Marubeni Solutions Corporation

21.1     Subsidiaries

23.1     Independent Auditors' Consent

23.2*    Consent of Counsel (included in Exhibit 5.1)

24.1*    Power of Attorney (see signature page)

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 * Previously filed.


 + Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.46.